SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of September 2014

Commission File Number: 1-12158

Sinopec Shanghai Petrochemical Company Limited

(Translation of registrant’s name into English)

Jinshanwei, Shanghai

The People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No   ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- Not Applicable

SINOPEC SHANGHAI PETROCHEMICAL COMPANY LIMITED

Form 6-K

Page

Signature Page	3

2014 Interim Report	4

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SINOPEC SHANGHAI PETROCHEMICAL COMPANY LIMITED

Date:	September 26, 2014	By:	/s/ Wang Zhiqing
		Name:	Wang Zhiqing
		Title:	President

2014
Interim Report

上海石化

中國石化上海石油化工股份有限公司

SINOPEC SHANGHAI PETROCHEMICAL COMPANY LIMITED

2014 Interim Report
SINOPEC SHANGHAI PETROCHEMICAL COMPANY LIMITED

Contents

6	Important Message

7	Definition

8	Major Financial Data and Indicators

10	Report of the Directors

23	Major Events

28	Change in Share Capital and Shareholders

32	Preffered Shares

32	Directors, Supervisors, Senior Management and Others

35	Documents for Inspection

36	Report on Review of Interim Financial Information

37	A. Condensed Consolidated Interim Financial Information (unaudited)

37	Interim Consolidated Income Statement

38	Interim Consolidated Statement of Comprehensive Income

39	Interim Consolidated Balance Sheet

41	Interim Consolidated Statement of Changes in Equity

42	Interim Consolidated Statement of Cash Flows

43	Notes to the Condensed Consolidated Interim Financial information

63	B. Interim Financial Statements Prepared under China Accounting Standards for Business Enterprises

63	Consolidated Balance Sheet

65	Balance Sheet

67	Consolidated Income Statement

68	Income Statement

69	Consolidated Cash Flow Statement

71	Cash Flow Statement

73	Consolidated Statement of Changes in Shareholders’ Equity

74	Statement of Changes in Shareholders’ Equity

75	Notes to the Financial Statements

172	Supplementary Information to the Financial Statements

174	Written Confirmation Issued by Directors, Supervisors and Senior Management

175	Corporate Information

2014 Interim Report

IMPORTANT MESSAGE

(1)	The Board of Directors (the “Board”), the Supervisory Committee of Sinopec Shanghai Petrochemical Company Limited (the “Company” or “SPC”) and its Directors, Supervisors and Senior Management warrant the truthfulness, accuracy and completeness of the information contained in this interim report, and warrant that there are no false representations or misleading statements contained in, or material omissions from, the interim report of the Company, and severally and jointly accept responsibility.

(2)	Absence of Director at Board meetings for Considering and Approving the 2014 Interim Report of the Company

Position of Director	Name	Reasons for the Absence	Name of Proxy

Vice Chairman	Wu Haijun	Business engagement	Wang Zhiqing
Director	Jin Qiang	Business engagement	Wang Zhiqing
Director	Lei Dianwu	Business engagement	Gao Jinping
Director	Mo Zhenglin	Business engagement	Gao Jinping
Independent Non-executive	Jin Mingda	Business engagement	Cai Tinji
Director

(3)	The interim financial report for the six months ended 30 June 2014 (the “Reporting Period”) is unaudited.

(4)	Mr. Wang Zhiqing, Chairman, President and the responsible person of the Company; Mr. Ye Guohua, Director and Chief Financial Officer overseeing the accounting operations; and Mr. Hua Xin, Deputy Chief Financial Officer, person-in-charge of Accounting Department (Accounting Chief) and Finance Manager, hereby warrant the truthfulness, accuracy and completeness of the financial report contained in the 2014 interim report.

(5)	The statements regarding the Company’s plans for future development and operation are forward-looking statements and do not constitute any commitments to investors. The Company has alerted investors on the relevant investment risks.

(6)	There was no appropriation of funds by the controlling shareholder and its connected parties for non-operational purposes.

(7)	The Company did not provide any external guarantees in violation of the required decision-making procedures.

(8)	The interim report is published in both Chinese and English. In the event of any discrepancy between the English and Chinese versions, the Chinese version will prevail.

DEFINITION

In this report, unless the context otherwise requires, the following terms shall have the following meanings:

“Company”	Sinopec Shanghai Petrochemical Company Limited
“Board”	the Board of Directors of Sinopec Shanghai Petrochemical Company Limited
“Supervisory Committee”	the Supervisory Committee of Sinopec Shanghai Petrochemical Company Limited
“PRC”	the People’s Republic of China
“Reporting Period”	the six months ended 30 June 2014
“Hong Kong Stock Exchange”	The Stock Exchange of Hong Kong Limited
“Shanghai Stock Exchange”	The Shanghai Stock Exchange
“Group”	the Company and its subsidiaries
“Sinopec Group”	China Petrochemical Corporation
“Sinopec Corp.”	China Petroleum & Chemical Corporation
“Hong Kong Listing Rules”	The Rules Governing the Listing of Securities on the Hong Kong Stock Exchange
“Shanghai Listing Rules”	The Rules Governing the Listing of Securities on the Shanghai Stock Exchange
“Model Code for Securities Transactions”	the Model Code for Securities Transactions by Directors of Listed Issuers
“Securities Law”	the PRC Securities Law
“Company Law”	the PRC Company Law
“CSRC”	China Securities Regulatory Commission
“Articles of Association”	the articles of association of the Company
“Hong Kong Stock Exchange website”	www.hkexnews.hk
“Shanghai Stock Exchange website”	www.sse.com.cn
“Website of the Company”	www.spc.com.cn
“HSE”	Health, Safety, and Environment
“COD”	Chemical Oxygen Demand
“EVA”	Ethylene Vinyl Acetate
“SFO”	the Securities and Futures Ordinance of Hong Kong (Chapter 571 of the Laws of Hong Kong)
“Corporate Governance Code”	the Corporate Governance Code set out in Appendix 14 to the Hong Kong Listing Rules

MAJOR FINANCIAL DATA AND INDICATORS

Prepared under the China Accounting Standards for Business Enterprises (“CAS”)

(1)	Major Accounting Data

			Amount: RMB’000
Major Accounting Data	The Reporting Period (January to June)	Corresponding period of the previous year	Increase/decrease as compared to the corresponding period of the previous year (%)
Revenue	51,374,277	57,110,922	-10.0
Net profit attributable to equity shareholders of the Company (“-” to indicate loss)	-164,911	438,020	-137.6
Net profit attributable to equity shareholders of the Company excluding non-recurring items (“-” to indicate loss)	-157,119	463,678	-133.9
Net cash inflow from operating activities	836,448	3,375,731	-75.2

	As at the end of the Reporting Period	Corresponding period of the previous year	Increase/decrease at the end of the Reporting Period as compared to the end of the previous year (%)
Net assets attributable to equity shareholders of the Company	17,153,629	17,831,617	-3.8
Total assets	33,712,731	36,915,933	-8.7

(2)	Major Financial Indicators

Major Financial Indicators	The Reporting Period	Corresponding period of the previous year		Increase/decrease as compared to the corresponding period of the previous year (%)
	(January to June	**Post- Restatement	Pre- Statement
Basic earnings per share (“-” to indicate loss, RMB/Share)	-0.015	0.041	0.061	-137.6
Diluted earnings per share (“-” to indicate loss, RMB/Share)	-0.015	0.041	0.061	-137.6
Basic earnings per share excluding non-recurring items (“-” to indicate loss, RMB/Share)	-0.015	0.043	0.064	-133.9
Return on net assets (weighted average) (%)*	-0.943		2.667	decrease 3.610 percentage points
Return on net assets excluding non-recurring items (weighted average) (%)	-0.898		2.823	decrease 3.721 percentage points

*	The above-mentioned net assets do not include minority shareholders’ interests.
**	After the implementation of Share capital increase from the capital reserve December 2013, total shares of the Company increased from 7.2 billion Shares to 10.8 Billion shares.

(3)	Non-recurring Items and Amount

Amount: RMB’000
Non-recurring items	Amount
Net loss from disposal of non-current assets	-8,205
Employee reduction expenses	-2,825
Government grants recorded in profit and loss (except for government grants under the State’s unified standards on quota and amount entitlements and closely related to corporate business)	11,873
Income from external entrusted loans	1,150
Other non-operating income and expenses other than those mentioned above	-8,559
Income tax effect	-1,629
Effect attributable to minority interests (after tax)	403

Total	-7,792

(4)	Differences between Interim Financial Report Prepared under CAS and IFRS

	Amount: RMB’000
	Net profit attributable to equity shareholders of the Company(“-” for net loss)		Total equity attributable to equity shareholders of the Company
	The Reporting Period	Corresponding period of the previous year	At the end of the Reporting Period	At the beginning of the Reporting Period
Prepared under CAS	-164,911	438,020	17,153,629	17,831,617
Prepared under IFRS	-123,601	473,212	17,068,893	17,732,494

For detailed differences, please refer to the Supplementary Information of the interim financial statements prepared under CAS.

REPORTS OF THE DIRECTORS

(1)	Discussion and analysis of the overall operation during the Reporting Period

The following discussion and analysis should be read in conjunction with the unaudited financial report of the Group (the Company and its subsidiaries) and the notes in the interim report. Unless otherwise specified, part of the financial data involved hereinafter are extracted from the unaudited interim financial report prepared in accordance with IFRS.

Review and discussion on operating results

In the first half of 2014, the global economy continued to experience a slow recovery, with a relatively strong recovery in the U.S., while growth in Europe remained weak although the impact of the European debt crisis continued to dissipate. The economies of emerging and developing countries remained in a downward trend. Despite slowing down, the PRC economy has gradually stabilised, maintaining stable growth within a reasonable range. Gross domestic product (GDP) grew by 7.4% in the first half of the year, signaling a further slowdown in economic growth. In the first half of the year, the PRC petrochemical market generally remained stable, but was impacted by weakened growth of market demand and a relatively rapid increase in production capacity, and the petrochemical product market remained sluggish with a further intensifying competition in the industry.

Under challenging economic conditions in the first half of 2014, the Group lowered crude oil processing volume in view of the market conditions, upstream and downstream material balance and plant maintenance, which reduced the profit of the refinery segment to a certain degree. Given the continuous downturn in petrochemical demand, the price of petrochemical products weakened, thus leading to a significant year-on-year decline in the prices of the Group’s major petrochemical products, thereby enlarging the loss of the petrochemical segment. For the six months ended 30 June 2014, the Group’s revenue amounted to RMB51,345.0 million, representing a decrease of RMB5,740.9 million or 10.06% year-on-year. Loss before income tax amounted to RMB127.5 million (profit before income tax amounted to RMB650.6 million for the same period last year), representing a decrease of RMB778.1 million year-on-year. Loss after income tax and non-controlling shareholders’ interests amounted to RMB123.6 million (profit before income tax amounted to RMB473.2 million for the same period last year), representing a decrease of RMB596.8 million year-on-year.

In the first half of 2014, the total volume of goods produced by the Group amounted to 6,661,500 tons, representing a decrease of 12.84% year-on-year. From January to June, the Group processed 7,225,700 tons of crude oil (including 730,900 tons of crude oil processed on a sub-contract basis), representing a decrease of 481,600 tons or 6.25% year-on-year. Total production of refined oil products reached 4,251,200 tons, representing a decrease of 4.45% year-on-year. Of this, the output of gasoline was 1,514,700 tons, representing an increase of 9.63% year-on-year; the output of diesel was 2,033,300 tons, representing a decrease of 19.15% year-on-year; and the output of jet fuel was 703,200 tons, representing an increase of 27.16% year-on-year. The Group produced 404,700 tons of ethylene and 364,600 tons of paraxylene, representing a decrease of 15.46% and 20.20% year-on-year, respectively. The Group also produced 487,900 tons of synthetic resins and plastic (excluding polyesters and polyvinyl alcohol), representing a decrease of 11.31% year-on-year; 361,700 tons of synthetic fibre monomers, representing a decrease of 19.34% year-on-year; 204,700 tons of synthetic fibre polymers, representing a decrease of 22.70% year-on-year; and 116,900 tons of synthetic fibres, representing a decrease of 8.39% year-on-year. During the Reporting Period, the Group’s output-to-sales ratio and receivable recovery ratio were 100.54% and 100.00%, respectively.

The Group placed a high priority on HSE, maintaining the safety and the environmental protection conditions remaining at favourable levels. During the Reporting Period, the Group further optimised its safety production system and structure and commenced rectification work on potential hazards. The Group fostered environmental protection and completed denitrification projects for furnaces No.1 and 2 at the Thermal Power Division listed as a supervised environmental protection project in Shanghai. With its active involvement in carbon emission statistics examination and carbon emission trading, the Group sold 120,000 tons in carbon quota trading in the first half of 2014. The Group continued to work towards achieving its “seven zeroes” target (deaths due to industrial accidents, serious injuries, accidents involving major fires and explosions, accidents involving major environmental pollution, accidents involving major occupational disease hazards, major traffic accidents and major accidents involving production safety responsibility) with regard to safety and environmental protection. The comprehensive compliance rate of drained wastewater discharge reached 100%, and total COD and sulfur dioxide emission were brought down by 1.32% and 41.04% year-on-year, respectively.

Plant operations proceeded smoothly. The Group continually enhanced its management of process technology for its plants while improving technical and economic indicators. During the Reporting Period, among 102 major technical and economic indicators listed for assessment, there were improvements over the previous year in 52 of them, representing an improvement rate of 50.98%. 33 of the indicators reached advanced levels in the industry, representing a ratio of 32.35%. The first phase of production plant maintenance for the year, with a focus on residual oil hydrogenation plants, was completed. The Group continued to consolidate its management of specialised equipment, key units and gear transmission equipment as well as anti-corrosion for equipment and management of heaters.

System optimisation was thoroughly implemented. During the Reporting Period, the Group continued to make use of competitive edges in the integration of its refinery and petrochemical segments. Fully leveraging the high degree of adaptability of its refinery plants, the Group increased the procurement and refining volume of low-grade crude oil and further concentrated on crude oil procurement, which brought about lower crude oil cost. Refinery and petrochemical production were also optimised. The Group further strengthened refined oil product structure by lowering production of some less profitable petrochemical products and boosting production of high-end gasoline. The Group strengthened the tracing of marginal contribution of the plants, and suspended production at some plants in phases while prioritising the production of more profitable and marketable products in accordance with market conditions. Employing various innovative means of financing, the Group successfully implemented various offshore financing measures such as overseas agency payments and risk participation, hence lowering its capital costs. During the Period, China Jinshan Associated Trading Corporation, the Group’s holding subsidiary, has established the Shanghai Jinshan Trading Corporation ( ) in the Shanghai Free Trade Pilot Zone to further expand the Group’s trading segment, increase its trading volume, expand its financing channels, and lower financing costs.

The Group continued its efforts in technological advancement and informationisation. During the Reporting Period, the Group developed and produced 148,600 tons of new products. 349,400 tons of new synthetic resins products and specialised materials were produced, with a differentiation rate reaching 64.66% for synthetic fibres. The Group also submitted 25 patent applications, with four authorisations granted. Construction of the Synthetic Fibres Processing and Application Centre had commenced. In the first half of the year, the Group promoted an intensified integration and innovation of industrialisation and informationisation, and completed for its analysis and monitoring system for production and operations.

The Group put futher strengthened internal corporate management. During the Reporting Period, the Group continued to strengthen the application of its integrated management system, expand the scope of certification of the system and passed the assessment on its laboratory proficiency. The Group actively fostered the central management of electricity and commenced pilot programs on procedural management. Through further planning and research on corporate development, the Group has completed the preparation of its middle to long-term development plan and preliminary integrated refinery plan.

The Company was proactive in fulfilling its corporate social responsibilities. It was successful in ensuring the stable supply of refined oil products to the market in the first half of the year by supplying a total of 3.70 million tons of refined oil. Of this amount, the Company supplied 1.52 million tons of gasoline (including the supply of 720,000 tons National IV standard gasoline to Zhejiang Province, 220,000 tons of Su V standard gasoline to Jiangsu Province and 70,000 tons of Yue IV standard gasoline to Guangdong Province), 1.88 million tons of diesel and 300,000 tons of jet fuel, continuing to supply a variety of quality petrochemical products to the public. The Company continued to engage in environmental protection by organising the “Public Open Day” - inviting civil servants, members of the National People’s Congress and residents to visit the Company’s production plants and environmental protection treatment sites. The Company safeguarded the vital interests of its employees and focused on completing a collaborative development project with the provincial government, thus maintaining a harmonious and stable environment for the Company’s development.

The following table sets forth the Group’s sales volume and net sales, net of sales taxes and surcharges, for the Reporting Period:

	For the six months ended 30 June
	2014			2013
	Sales Volume (’000 tons)	Net Sales (RMB Million)	% of Total	Sales Volume (’000 tons)	Net Sales (RMB Million)	% of Total

Synthetic fibres	114.7	1,434.3	3.1	124.3	1,626.9	3.1
Resins and plastics	614.6	5,915.7	12.6	732.0	6,818.0	13.1
Intermediate petrochemicals	1,041.3	6,769.7	14.5	1,287.8	9,667.5	18.5
Petroleum products	4,504.7	25,436.0	54.5	5,066.6	27,953.0	53.6
Trading of petrochemical products	—	6,674.0	14.3	—	5,645.7	10.8
Others	—	461.1	1.0	—	451.1	0.9

Total	6,275.3	46,690.8	100.0	7,210.7	52,162.2	100.0

In the first half of 2014, net sales of the Group amounted to RMB46,690.8 million, representing a decrease of 10.49% over the same period of the previous year. Of this, net sales of synthetic fibres, resins and plastics, intermediate petrochemical products and petroleum products declined by 11.84%, 13.23%, 29.97% and 9.00%, respectively. Net sales from the trading of petrochemical products increased by 18.21%. The decrease in net sales was mainly due to the decrease in the Company’s total output, which led to a decrease in sales volume of synthetic fibres, resins and plastics, intermediate petrochemical products and petroleum products over the same period tof the previous year. During the Reporting Period, the sales volume of synthetic fibres, resins and plastics, intermediate petrochemical products and petroleum products decreased by 7.72%, 16.04%, 19.14% and 11.09%, respectively, over the same period of the previous year. The increase of the Group’s net sales from the trading of petrochemical products was mainly attributable to the increase in the business volume of the trading company held by the Group. In the first half of the year, the Group’s net sales of “Others” rose 2.22% over the same period of the previous year, which was mainly attributable to an increase in the Group’s revenue from oil processed on a sub-contract basis.

Most of the Group’s products are sold in eastern China.

In the first half of 2014, the Group’s cost of sales declined by 9.95% year-on-year to RMB46,223.9 million, representing 99.00% of total net sales.

The Group’s main raw material is crude oil. In the first half of 2014, global crude oil maintained the balance between supply and demand. The international crude oil prices were in an upward trend mainly due to the impact of the geopolitical situation. In the first half of the year, the peak and bottom closing prices of Brent crude oil futures were US$115.32/barrel and $103.23/barrel, respectively, and the average price during the Reporting Period was approximately US$108.93/barrel, representing an increase of 1.74% year-on-year. The peak and the bottom closing prices of West Texas Intermediate crude oil were US$107.12/barrel and $92.04/barrel, respectively, and the average price during the Reporting Period was approximately US$100.85/barrel, representing an increase of 7.23% year-on-year. The peak and the bottom closing prices of Dubai crude oil futures were US$111.16/barrel and $101.45/barrel, respectively, and the average price during the Reporting Period was approximately US$105.29/ barrel, representing an increase of 0.90% year-on-year. In the first half of 2014, the average unit cost of crude oil (for the Group’s own account) was RMB4,866.94 per ton, representing an increase of RMB13.55per ton or 0.28% year-on-year. The Group processed a total of 6,494,800 tons of crude oil (excluding crude oil processed on a sub-contract basis), representing a decrease of 862,100 tons over the same period of the previous year. Taken together, the total costs of crude oil processing decreased by RMB4,096 million. Of this, the cost decreased by RMB4,184 million due to the decrease in crude oil processing volume. The increase in the average unit cost of crude oil processed brought costs up by RMB88 million. From January to June this year, crude oil processed on a sub-contract basis reached 730,900 tons. For the Reporting Period, the Group’s cost of crude oil accounted for 68.38% of the total cost of sales.

In the first half of 2014, the Group’s expenses for other auxiliary materials amounted to RMB4,602.8 million, a decline of 10.04% over the same period of the previous year, which was mainly due to a decline in the Group’s production capacity during the period, leading to lower expenses for auxiliary materials. During the Reporting Period, the Group’s depreciation and amortization expenses declined by 11.54% year-on-year to RMB1,137.3 million, mainly due to the decrease in fixed assets over the same period of the previous year. Maintenance expenses reduced by 21.97% year-on-year over the same period of the previous year to RMB419.8 million, mainly due to the reduced amount of actual incurred maintenance expenses. Fuel and power expenses declined by RMB243 million year-on-year to RMB1,170.9 million during the Reporting Period.

In the first half of 2014, selling and administrative expenses of the Group amounted to RMB273.9 million, representing a decrease of 18.19% as compared with RMB334.8 million over the same period of the previous year. This was mainly due to a decrease in transportation fees, which was in line with the decline in sales volume during the Reporting Period.

In the first half of 2014, the other operating income of the Group amounted to RMB49.6 million, representing an increase of RMB21.7 million year-on-year. This was mainly due to an increase in government grants and the gains on disposal of fixed assets in the first half of 2014.

In the first half of 2014, the Group’s net finance expenses amounted to RMB253.5 million, compared to RMB149.7 million of net finance income over the same period of the previous year. This was mainly due to the depreciation of the RMB against the US dollar, resulting in exchange losses from US currency borrowings of RMB83.6 million during the Reporting Period, compared to net gains of RMB308.7 million over the same period of the previous year.

In the first half of 2014, the Group realised loss after tax and profit attributable to non-controlling interests of RMB123.6 million, representing a decrease of RMB596.8 million compared to profit after tax and profit attributable to non-controlling interests of RMB473.2 million over the same period of the previous year.

Liquidity and capital resources

The Group’s net cash inflow from operating activities amounted to RMB636.7 million in the first half of 2014 as compared to net cash inflow of RMB3,192.5 million over the same period of the previous year, due to the following major reasons: (1) the lower inventory balance at the end of the period led to an increase of RMB1,308.1 million in operating cash flow in the Reporting Period (as compared to an increase in operating cash flow of RMB282.2 million due to a lower inventory balance at the end of the same period of the previous year); (2) a decrease in operating payables led to a decrease in operating cash flow of RMB2,795.6 million in the Reporting Period (as compared to an increase in operating cash flow of RMB1,659.9 million as a result of an increase in operating payables over the same period of the previous year).

In the first half of 2014, the Group’s net cash outflow from investment activities amounted to RMB373.7million as compared to a net cash outflow of RMB542.1 million over the same period of the previous year. This was primarily attributable to a year-on-year decrease in the Group’s capital expenditure during the Reporting Period, resulting in a decline of RMB204.8 million in net cash outflow from investment activities.

In the first half of 2014, the Group’s net cash outflow from financing activities amounted to RMB74.2 million compared to net cash outflow of RMB2,521.0 million over the same period of the previous year, primarily attributable to the year-on-year decrease in the Group’s new borrowings during the Reporting Period.

Borrowings and debts

The Group’s long-term borrowings are mainly applied to capital expansion projects. In general, the Group arranges long-term borrowings according to capital expenditure plans. On the whole, there are no seasonal borrowings. Short-term borrowings are used to replenish the Group’s working capital requirements during the normal course of production. During the first half of 2014, the Group’s total borrowings increased by RMB14.1 million to RMB7,736.0 million as at the end of the Reporting Period as compared to the beginning of the Reporting Period, which was mainly attributable to an increase in short-term borrowings by RMB617.7 million and a decrease in long-term borrowings by RMB603.5 million.

Risk from Exchange Rate Fluctuations

Since the majority of the Group’s debt is denominated in foreign currency, changes in exchange rates affect the Group’s financial expenses and hence have an impact on the Group’s profitability. As at 30 June 2014, the Group’s borrowings in US dollars amounted to RMB2,276.1 million.

Capital expenditures

In the first half of 2014, the Group’s capital expenditure amounted to RMB171 million, mainly for the upgrading of No.3 diesel hydrogenation plant, the 100,000 ton / year EVA plant project, the denitration and dedusting project for furnaces 1 and 2 of Thermal Power Division, and other energy-saving and environmental protection projects.

In the second half of the year, the Group will continue to implement projects such as the upgrading of diesel quality at No.3 diesel hydrogenation plant and the 100,000 ton / year EVA plant project, and will also promote the second phase of tertiary treatment and reuse project, for waste water to be discharged, and the environmental risk management project at the petroleum coke yard of Thermal Power Division. The Group plans to fund these capital expenditure with cash from operations and banking facilities.

Liability-to-asset ratio

As at 30 June 2014, the Group’s liability-to-asset ratio was 48.21% (As at 31 December 2013: 50.89%). The ratio is calculated using the following formula: total liabilities/total assets.

The Group’s employees

As at 30 June 2014, the total number of employees of the Company amounted to 13,708, among which the number of production personnel was 8,004; the number of sales staff, financial officers and others was 4,087; and the number of administrative staff was 1,617. A total of 44.22% of the Group’s employees were college or above graduates.

Income tax

The PRC Enterprise Income Tax Law took effect from 1 January 2008, after which the income tax rate for enterprises was uniformly adjusted to 25%. The income tax rate for the Group in 2014 is 25%.

Disclosure required by the Hong Kong Listing Rules

Save as disclosed herein, pursuant to paragraph 40 of Appendix 16 to the Hong Kong Listing Rules, the Company confirms that there were no material changes in the existing information of the Company relating to the matters as set out in paragraph 32 of Appendix 16 which is different from the information disclosed in the Company’s 2013 annual report.

Market outlook and work plans for the second half of the year

The international environment will remain uncertain in the second half of 2014. It is difficult for the economy to achieve a rapid recovery in the short term. Since the U.S. economy is seeing positive growth and the European economy is stable, the international economy in the second half of the year may be slightly better than the first half of the year. With reforms and policy adjustments, the PRC economy and market potential will be given a further boost. Meanwhile, with pressure from the economic downturn as well as economic transformation and upgrade, in the second half of 2014, the PRC economy is expected to be relatively stable or to remain the same as the first half. Growth of the PRC petrochemical industry has slowed from a rapid pace to a more moderate pace. With adequate supply in the long run and severe challenges posed by the low-cost chemical products as a result of the development of shale gas in the U.S. as well as light hydrocarbon resources in the Middle East, international competition will intensify even further. Given the stable economy and the rebound in demand in the PRC, the petrochemical industry is expected to show steady and moderate growth in the second half of the year.

The international petroleum market will enter into the traditional consumption peak season in the second half of 2014, and demand for crude oil will expand. With sufficient crude oil supply, the international crude oil market will basically maintain balance in supply and demand. The geopolitical situation in regions such as Iraq will continue to support international crude oil prices, while the accelerated exploration of shale gas in the U.S. and the recovery in traditional petroleum exploration will restrain prices. As the U.S. will withdraw its quantitative easing monetary policy while edging up its monitoring on speculation by financial institutions, the larger investment banks will eventually withdraw from the bulk commodity market, and thus the interference of speculative factors on international oil prices will weaken. All in all, international oil prices are expected continue to fluctuate at a prevailing high level in the second half of the year.

Facing a challenging market environment in the second half of the year, we will focus on improving the quality and efficiency of our development and will continue to focus on safety and environmental protection as well as stable production. The Group will continue to consolidate its system optimisation, cost reductions and strict management as it strives to seize the opportunities brought by the prevailing favourable market environment and to achieve a turnaround on its efficiency.

1.	Consolidating safety and environmental protection; establishing a meticulous safety accountability system; enhancing hazard checks and governance; fostering the establishment and commencement of environmental protection governance projects; strengthening maintenance, management and daily monitoring of plant operations to ensure safe production and operations.

2.	Continuing to optimise its production and operation system and optimising and adjusting its refined oil structure based on changes in prices of crude oil and refined oil while increasing the proportion and amount of production of high-end gasoline products; focusing on the optimization of ethylene and aromatic feedstocks as well as the residual oil and vacuum gas oil processing schemes; enhancing the tracing of marginal contribution of petrochemical plants, and making timely adjustments in loads in accordance with changes in efficiency.

3.	Increasing efforts to reduce costs and expenses; continuing to manage and control major expenses such as maintenance costs, selling expenses, finance expenses and general and administrative expenses; fully unleashing the potential of refinery plant processing; focusing on central procurement for crude oil; focusing on price-effective oil types and processing methods and lowering the cost of crude oil procurement; further optimising the Group’s financing structure and conducting low-cost financing; optimising sales within regions and sales process; cutting distribution expenses; enhancing the connection between production and sales and reducing the utilisation of capital reserves.

4.	Intensifying internal management; fully fostering the separation of business responsibilities and the streamlining of business flow and further optimising business and management flow; adhering to efficiency-oriented performance appraisal; enhancing staff motivation and striving to reduce total headcount.

(2)	Analysis of the Company’s Principal Operations and Performance (Part of the following financial data was extracted from the unaudited interim report prepared under CAS)

(i)	Analysis of Changes in the Company’s Major Financial Data

				Amount: RMB’000
Item	As at 30 June 2014	As at 31 December 2013	Change (%)	Reason for change
Cash at bank and on hand	322,179	133,256	141.77	An increase in bank deposits in the Reporting Period
Notes receivable	1,803,879	2,984,445	-39.56	A decline in sales in the Reporting Period
Advances to suppliers	73,680	5,930	1,142.50	An increase in prepaid tariff
Accounts payable	6,152,257	8,851,932	-30.50	A decline in volume of product processed and raw materials procured in the Reporting Period
Advances from customers	353,902	507,960	-30.33	Sales fell in the Reporting Period
Interest payable	15,336	10,740	42.79	Borrowing rates rose
Dividends payable	560,258	20,918	2,578.35	Increase in dividends declared but not paid
Long-term borrowings	24,290	627,800	-96.13	Issued advance repayment of loans for the Reporting Period
Specific reserve	32,755	5,832	461.64	Provisions for the unused portion of safety production costs increased
Undistributed profits	1,653,121	2,358,032	-29.89	Loss during the period

				Amount: RMB’000
Item	For the six months period ended 30 June		Change (%)	Reason for change
	2014	2013
Revenue	51,374,277	57,110,922	-10.04	Decline in refined oil production and sales volume; market downturn in chemical sector and decline in sales volume
Cost of sales	45,017,696	50,019,472	-10.00	A fall in the volume of crude oil processed; costs of crude oil processing decreased
Taxes and surcharges	4,654,222	4,923,735	-5.47	A decline in sales of refined oil products and a reduction in consumption tax
Selling and distribution expenses	273,907	334,802	18.19	Sales declined and shipping costs declined in the Reporting Period
General and administrative expenses	1,224,420	1,325,241	-7.61	Maintenance costs were reduced in the Reporting Period
Financial expenses (“-” to indicate gain)	279,343	-149,729	-286.57	Depreciation of RMB against the US dollar, higher foreign exchange losses
Investment income (“-” to indicate loss)	-65,716	8,157	-905.64	Loss of associates led to higher investment loss
Non-operating income	25,355	7,943	219.21	Increase in government grants; Gains on disposal of fixed assets increased
Income tax expenses	-6,856	167,015	-104.11	Recorded a loss in the Reporting Period
Net profit attributable to shareholders of the Company (“-” to indicate loss)	-164,911	438,020	-137.65	A fall in the volume of oil processed and a reduction in the profit of the refinery segment; A fall in margin of the petrochemical segment, enlarging the loss
Net cash flows generated from operating activities	836,448	3,375,731	-75.22	Decrease in operating payables
Net cash flows used in investing activities	-373,651	-542,138	-31.08	Decrease in cash paid to acquire fixed assets and other long-term assets
Net cash flows used in financing activities	-273,979	-2,704,263	-89.87	Reduced demand for liquidity
Research and development expenditure	20,126	20,701	-2.78	-

(ii)	Principal Operations by Segment, Product and Geographical Location

(a)	Principal operations by segment or product

Segment or product	Revenue (RMB’000)	Costs of sales (RMB’000)	Gross profit margin (%)		Increase/ decrease in revenue compared to corresponding period of the previous year (%)	Increase/ decrease in cost of share compared to corresponding period of the previous year (%)	Increase/ decrease in gross profit margin compared to corresponding period of the previous year (percentage points)
Synthetic fibres	1,455,724	1,559,915	-7.16		-11.71	-10.62	Decreased by 1.31 percentage points
Resins and plastics	5,992,827	5,800,333	3.21		-13.14	-17.56	Increased by 5.19 percentage points
Intermediate petrochemicals	6,870,914	6,132,796	10.74		-29.88	-25.72	Decreased by 4.99 percentage points
Petroleum products	29,882,039	24,644,967	17.53	*	-8.43	-9.05	Increased by 0.56 of a percentage point
Trading of petrochemical products	6,674,630	6,561,594	1.69		18.22	17.75	Increased by 0.38 of a percentage point
Others	498,143	318,091	36.14		2.89	1.98	Increased by 0.57 of a percentage point

*	Gross profit margin is calculated according to the price of petroleum products which includes consumption tax. Gross profit margin of petroleum products after deducting consumption tax amounts to 4.11%.

(b)	Principal operations by geographical location

		Amount: RMB’000
Geographical location	Revenue	Increase/decrease in operating income compared to corresponding period of the previous year (%)
Eastern China	49,392,481	-9.63
Other regions in the PRC	1,864,819	-17.32
Exports	116,977	-42.05

(3)	Analysis of Investments

(i)	Entrusted Wealth Management and Derivatives Investment by Non-Financial Companies

(a)	Entrusted wealth management

The Company did not engage in entrusted wealth management during the Reporting Period.

(b)	Entrusted loans

Project status of entrusted loans

	Amount: RMB’000
Borrower	Amount of entrusted loan	Length of maturity	Interest rate of loan %	Whether it is overdue	Whether it is a connected transaction	Whether it has been extended	Whether it is related to lawsuits	Whether the capital represents proceeds	Connected relationship	Expected income
Chevron Phillips Chemicals (Shanghai) Corporation	30,000	2014/4/25- 2015/4/24	3.25	No	No	No	No	No	Nil	799
	12,000	2013/8/28- 2014/8/28	3.25	No	No	No	No	No	Nil	64
	28,000	2013/11/28- 2014/11/27	3.25	No	No	No	No	No	Nil	376

Note: The aforementioned entrusted loans are loans provided to shareholders according to the proportion of shareholding by Shanghai Golden Phillips Petrochemical Company Limited, a subsidiary of the Company.

(ii)	Application of Capital Raised

During the Reporting Period, the Company did not raise capital or use capital raised in previous reporting periods.

(iii)	Analysis of the Companies in which the Company has Controlling Interests or Investment Interests

Not applicable

(iv)	Major Projects from Non-raised Capital

		Amount: RMB’000
Major project	Total project investment RMB million	Project progress as at 30 June 2012
100,000 ton/year EVA Plant	1,132	Basic design
Denitration and dedusting transformation of furnaces 1 and 2 of Thermal Power Division	108	Under construction
Diesel quality upgrade of diesel hydrogenation unit No.3	75	Under construction

(4)	Plan for Profit Appropriation or Capital Reserve

(i)	Implementation or Amendment of Profit Distribution Proposal for the Reporting Period

The 2014 Annual General Meeting held on 18 June 2014 has considered and approved the scheme for profit appropriation in 2013. Based on the total capital of 10,800,000,000 shares as of 31 December 2013, distributing annual dividend of RMB0.50 (VAT included) for every 10 shares. The respective announcement was published on “Shanghai Securities News”, “China Securities Journal”, and “Securities Times” on 19 June 2014, and was uploaded on the websites of Hong Kong Stock Exchange, Shanghai Stock Exchange, and the Company. The Company also published an announcement regarding its profit distribution. The date of record and ex-dividend date for A-shares were 17 July 2014 and 18 July 2014 respectively. The dividend payment date for public shares of both A-shares and H-shares was 18 July 2014. The profit distribution proposal was implemented as planned.

(ii)	Plan for Half-Yearly Profit Appropriation and Plan for Conversion of Capital Reserves to Increase Share Capital

The Company will not distribute its profit in the first half of 2014 and will not implement plan for conversion of capital reserves to increase share capital.

(5)	Other Items for Disclosure

(i)	Description of “Non-standard Audit Report” of Accounting Firm by The Board of Directors and the Supervisory Committee

Not applicable

MAJOR EVENT

(1)	Material Litigation, Arbitration or Media Queries

The Company was not involved in any material litigation, arbitration or media queries during the Reporting Period.

(2)	Events Involving Bankruptcy and Restructuring

The Company did not encounter events relating to bankruptcy or restructuring during the Reporting Period.

(3)	Asset Trading and Corporate Mergers

Not applicable

(4)	Stock Option Incentive Schemes and the Impact

Not applicable

(5)	Major Connected Transactions

(i)	Connected transactions in relation to daily operations

During the Reporting Period, pursuant to the Mutual Product Supply and Sales Services Framework Agreement entered into with Sinopec Corp. and controlling shareholder, Sinopec Group, the Company purchased raw materials from Sinopec Group and Sinopec Corp. and its associates while the Company sold petroleum products, petrochemicals and leasing properties to Sinopec Corp. and its associates. Sinopec Corp. and its associates provided agency sales services for petrochemical products. Pursuant to the Comprehensive Services Framework Agreement entered into with controlling shareholder, Sinopec Group, the Company was provided construction and installation, project design, petrochemical industry insurance and financial services by Sinopec Group and its associates. The abovementioned transactions under the Mutual Product Supply and Sales Services Framework Agreement and the Comprehensive Services Framework Agreement constituted continuing connected transactions under Chapter 14A of the Hong Kong Listing Rules, and constituted on-going connected transactions under the Shanghai Listing Rules. The Company disclosed the two agreements and the respective connected transactions under the agreements in an announcement dated 25 October 2013 and a circular dated 1 November 2013. These two agreements and the respective connected transactions under the agreements, together with the respective annual caps from 2014 to 2016, were considered and approved at the 2013 Second Extraordinary General Meeting held on 11 December 2013.

During the Reporting Period, the relevant connected transactions were conducted in accordance with the terms of the Mutual Product Supply and Services Framework Agreement and the Comprehensive Services Framework Agreement. The transaction amounts of the relevant connected transactions did not exceed the caps in relation to the continuing connected transactions approved at the 2013 Second Extraordinary General Meeting.

The prices of the continuing connected transactions conducted by the Company with Sinopec Group, Sinopec Corp. and their associates were determined, upon negotiations between both parties, on the basis of (i) State tariffs, (ii) State guidance prices, or (iii) market prices. Such connected transactions were entered into in line with the Company’s production and operational needs. Accordingly, the aforesaid connected transactions did not have a significant adverse impact on the Company’s independence.

The table below sets out the amounts of the continuing connected transactions of the Company with Sinopec Corp. and Sinopec Group during the Reporting Period:

				Amount: RMB’000
Type of connected transaction	Connected parties	Annual cap for 2014	Transaction amount during the Reporting Period	Percentage of the total amount of the type of transaction (%)
Mutual Product Supply and Sale Services Framework Agreement
Purchase of raw materials	Sinopec Group, Sinopec Corp. and its associates	85,254,000	21,183,944	61.78
Sale of petroleum products	Sinopec Corp. and its associates	65,479,000	27,522,679	53.57
Sale of petrochemical products	Sinopec Corp. and its associates	24,394,000	4,743,120	9.23
Property leasing	Sinopec Corp. and its associates	112,000	14,166	58.67
Agency sale of petrochemical products	Sinopec Corp. and its associates	283,000	71,052	100.00
Comprehensive Services Framework Agreement
Construction, installation and project design services	Sinopec Group and its associates	668,000	72,979	53.90
Petrochemical industry insurance services	Sinopec Group and its associates	180,000	59,223	90.90
Financial services	Sinopec Group and its associates	300,000	27,796	16.36

(ii)	Connected creditor’s rights and liabilities

	Amount: RMB’000
Connected party	Connected relationship	Funds provided to connected parties			Funds provided by connected parties to the listed company
		Net transaction	Balance		Net transaction	Balance
Sinopec Corp. and its subsidiaries, jointly controlled entities, associates, and Sinopec Group and its subsidiaries	Controlling shareholder and its related parties	-3,816	399	Note 1	7,268	17,217	Note 2

Note 1: The balance of the funds provided by the Group to connected parties at the end of the Reporting Period mainly included unsettled receivables arising from the provision of services and pipeline leasing by the Group to Sinopec Corp., its subsidiaries and associates.

Note 2: The balance of the funds provided by connected parties to the Group at the end of the Reporting Period mainly included unsettled payables arising from obtaining construction, installation and project design services from Sinopec Group and its subsidiaries.

(6)	Material Contracts and the Fulfillment of Obligations

(i)	Trust, sub-contract and lease arrangements

The Company had no trust, sub-contract or lease arrangements that produced 10% or more (including 10%) of the profit of the Company during the Reporting Period.

(ii)	Guarantees

No guarantees were provided by the Company during the Reporting Period.

(iii)	Other material contracts

There were no other material contract during the Reporting Period.

(7)	Performance of Undertakings

The Company disclosed an Explanatory Memorandum on the A-Share Reform Proposal (Revised draft) on 20 June 2013 in which Sinopec Corp., the Company’s controlling shareholder, has given four undertakings. Undertakings being fulfilled during the Reporting Period include the following:

1.	Sinopec Corp. shall not, within 12 months from the date on which the non-circulating shares of the Company acquire the right to circulate in the market (meaning the first trading day after the implementation of the A-share reform proposal), deal in or transfer such shares through the stock exchanges. Also, after the expiration of the aforesaid undertaking, the amount of existing non-circulating shares to be disposed by Sinopec Corp. through trading on the stock exchange shall not represent more than 5% of the total amount of shares held by Sinopec Corp. within 12 months, and not more than 10% within 24 months.

2.	Sinopec Corp. shall, within 12 months from the date on which the non-circulating shares of the Company acquiring the right to circulate in the market (meaning the first trading day after the implementation of the A-share reform proposal), submit a stock option incentive scheme to the Board that complies with the relevant rules of SASAC and the CSRC, under which the initial exercise price for the stock options under the scheme shall not be lower than the closing price of the Company’s shares on 30 May 2013 (being RMB6.43 per share). In case of ex-rights or ex-dividends prior to the announcement of the draft of the stock option incentive scheme, the exercise price of the options shall be adjusted accordingly.

3.	Sinopec Corp. shall continue to support the subsequent development of the Company upon the completion of the A-share reform scheme, and shall consider the Company as a platform for the development of related businesses in the future.

For more details, please refer to the full text of the Explanatory Memorandum on the A-share Reform Proposal (Revised draft) posted on the websites of the Shanghai Stock Exchange, the Hong Kong Stock Exchange and the Company, and published in Shanghai Securities News and China Securities Journal on 20 June 2013.

With regard to the second undertaking mentioned above, the Company has been notified by the controlling shareholder Sinopec Corp. that in accordance with the Explanatory Memorandum on the A-Share Reform Proposal of the Company (Revised Draft), Sinopec Corp. will submit a stock option incentive scheme which complies with the relevant rules of SASAC and the CSRC to the Board as soon as practicable. “Sinopec Shanghai Petrochemical Company Limited A-share option incentive scheme (Draft)” has been discussed and endorsed in the second Meeting of the Eighth Session of the Board held on 15 August 2014 by way of correspondence. For further details, please refer to the announcement published in the China Securities Journal, Securities Times and Shanghai Securities News on 18 August 2014, and posted on the websites of the Shanghai Stock Exchange, the Hong Kong Stock Exchange and the Company.

With regard to the other two undertakings, the Company did not notice any conditions that violated the undertakings or any unfulfilled matters during the required period.

(8)	Appointment and Dismissal of Accounting Firm

During the Reporting Period, the Company did not appoint new accounting firms.

(9)	Punishment and Rectification of the Listed Entity and its Directors, Supervisors, Senior Management, shareholders owning more than 5% of the Company’s shares, Controlling Shareholder and Acquirer

During the Reporting Period, the Company and its Directors, Supervisors, Senior Management, shareholders owning more than 5% of the Company’s shares, the controlling shareholder, and acquirer had not been investigated, administratively punished, publicly criticised or publicly censured by the stock exchanges on which the Company is listed.

(10)	Convertible Bonds

Not applicable

(11)	Corporate Governance

The Company acted in strict compliance with regulatory documents such as the Company Law, the Securities Law, Corporate Governance Principles for Listed Companies and Guidelines for Establishing the Independent Directors System for Listed Companies issued by the CSRC, as well as the relevant requirements of the Shanghai Stock Exchange, the Hong Kong Stock Exchange and the New York Stock Exchange to push forward the advancement of the Company’s system and management, to improve the corporate legal person governance structure, and to strengthen the establishment of the Company’s system in order to enhance the overall image of the Company.

(12)	Other important events

1.	The Company published an announcement regarding the restricted circulating shares of the Company acquiring the right to circulate in the market under the Optimisation of the Share Reform Programme on 13 August 2014. The listing of the restricted circulating shares involves a total of 765,000,000 shares, accounting for 7.08% of the total share capital of the Company. The trading of these restricted shares can commence on 20 August 2014.

2.	There was no other important events during the Reporting Period.

CHANGE IN SHARE CAPITAL AND SHAREHOLDERS

(1)	Change in share capital

(i)	The total number of shares and the share capital structure of the Company did not change during the Reporting Period.

(ii)	There were no changes in shares with selling restrictions during the Reporting Period.

(2)	Shareholders of the Company

(i)	The total number of shareholders and the top ten shareholders owning more than 5% of the shares as of the Reporting Period are as follows:

Total number of shareholders as at the end of the Reporting Period	130,235

Shareholdings of top ten shareholders
Name of shareholder (Full name)	Type of shareholder	Percentage of total shareholding (%)	Number of shares held at the end of the Reporting Period (shares)	Increase(+)/ decrease(-) during the Reporting Period (shares)	Number of non-circulating shares held (shares)	Number of shares pledged or frosen (shares)
China Petroleum & Chemical Corporation	State-owned enterprise / legal person	50.56	5,460,000,000	0	5,460,000,000	Nil

HKSCC (Nominees) Limited	Foreign legal person	31.90	3,444,741,653	+3,075,000	—	Unknown

Shanghai Kangli Gong Mao Company	Other	0.23	25,160,000	-95,000	25,095,000	Unknown

Zhejiang Economic Construction Investment Co., Ltd	Other	0.17	18,000,000	0	18,000,000	Unknown

Bank of China Limited - Jiashi CSI 300 exchange-traded index securities investment fund	Other	0.11	11,592,099	-198,551	—	Unknown

Lee Huogen	Other	0.08	8,931,869	Unknown	—	Unknown

Shanghai Textile Development Corporation	Other	0.08	8,475,000	0	8,475,000	Unknown

Shanghai Xiangshun Shiye Company Limited	Other	0.08	8,250,000	0	8,250,000	Unknown

Industrial and Commercial Bank of China Limited - China CSI 300 exchange-traded index securities investment fund	Other	0.08	8,203,866	+396,400	—	Unknown

IP KOW	Foreign legal person	0.08	8,148,000	0	—	Unknown

Top ten shareholders of tradable shares in circulation
Name of shareholder	Number of circulating shares held (shares)	Type of shares

HKSCC (Nominees) Limited	3,444,741,653	Overseas listed foreign shares
Bank of China Limited - Jiashi CSI 300 exchange-traded index securities investment fund	11,592,099	RMB-denominated ordinary shares

Lee Huogen	8,931,869	RMB-denominated ordinary shares
Industrial and Commercial Bank of China Limited - China CSI 300 exchange-traded index securities investment fund	8,203,866	RMB-denominated ordinary shares

IP KOW	8,148,000	Overseas listed foreign shares
Industrial and Commercial Bank of China Limited - Hua Tai Bairui CSI 300 exchange-traded index securities investment fund	7,990,400	RMB-denominated ordinary shares

Yangtze River Bay Investment Group Co., Ltd.	7,512,692	RMB-denominated ordinary shares
Shao Shuai	6,663,600	RMB-denominated ordinary shares
Jiang Guoliang	6,043,700	RMB-denominated ordinary shares
China Life Insurance Company Limited - Dividend - Individual Dividend-005L-FH002 Shanghai	5,999,953	RMB-denominated ordinary shares

Description of any connected relationship or act-in-concert parties relationships among the shareholders listed above	Among the abovementioned shareholders, China Petroleum & Chemical Corporation, a state-owned enterprise legal person, does not have any connected relationships with the other shareholders and is not an act-in-concert party of the other shareholders under the Administrative Measures on Acquisition of Listed Companies. Among the abovementioned shareholders, HKSCC (Nominees) Limited is a nominee shareholder. Apart from the above, the Company is not aware of any other connected relationships among the other shareholders or any act-in-concert parties under the Administrative Measures on the Acquisition of Listed Companies.

(ii)	Shareholding and conditions of trading-restricted shares in top ten shareholders

Name of shareholders holding trading- restricted shares	Number of trading-restrict shares held	Listing timetable for share subject to selling restrictions
		Earliest time to be tradeble	Number of shares which will be added to be tradeble	restricted conditions

		20/08/2014	540,000,000	1. Shall not be traded or transferred in the twelve months since the date of implementation of the Share reform proposal;
China Petroleum & Chemical Corporation	5,460,000,000	20/08/2015	540,000,000	2. After the expiration of the first condition, original non-tradable shares sold through the Stock Exchange shall not exceed 5% of the total number of shares of the company within twelve months., nor shall it exceed 10% within twenty-four months.
		20/08/2016	4,380,000,000

Shanghai Kangli Gong Mao Company	25,095,000	20/08/2014	25,095,000	Shall not be traded or transferred within twelve months since the date of implementation of the Share reform proposal.
Zhejiang Economic Construction Investment Co., Ltd.	18,000,000	20/08/2014	18,000,000
Shanghai Textile Development Corporation	8,475,000	20/08/2014	8,475,000
Shanghai Xiangshun Shiye Company Limited	8,250,000	20/08/2014	8,250,000

(iii)	Change in controlling shareholder and controlling company of the controlling shareholder

During the Reporting Period, there was no change in the controlling shareholder and its de facto controller.

(3)	Interests and short positions of the substantial shareholders and other persons in the shares, underlying shares or debentures of the Company

As at 30 June 2014, the interests and short positions of the Company’s substantial shareholders (including those who are entitled to exercise, or control the exercise, of 5% or more of the voting power at any general meeting of the Company) and other persons (excluding the Directors, Supervisors, and Senior Management) who are required to disclose their interests pursuant to Part XV of the Securities and Futures Ordinance (Chapter 571 of the Laws of Hong Kong) (“SFO”) in the shares, underlying shares of equity derivatives or debentures of the Company as recorded in the register required to be kept under Section 336 of the SFO are set out below:

(i)	Interests in ordinary shares of the Company

Name of shareholder	Number and type of shares held (shares)		% of total issued share capital		% of shareholding in the Company’s total issued H shares		Capacity

China Petroleum & Chemical Corporation	5,460,000,000		50.56		—		Beneficial owner
	Promoter of legal person shares	(L)

BlackRock, Inc.	179,780,044	(L)	1.66	(L)	5.14	(L)	Beneficial owner;
	17,744,000	(S)	0.16	(S)	0.51	(S)	Investment manager;
							Other (Available - for - lending shares)

Note: (L):Long Position; (S):Short Position

Save as disclosed above, no interests of the substantial shareholders or other persons (excluding the Directors, Supervisors and Senior Management) who are required to disclose their interests pursuant to Part XV of the SFO in the shares, the underlying shares of equity derivatives, or debentures of the Company were recorded in the register as required to be kept under Section 336 of the SFO.

(ii)	Short positions in shares, underlying shares or debentures of the Company

As at 30 June 2014, no short positions of the substantial shareholders or other persons (excluding the Directors, Supervisors and Senior Management) who are required to disclose their interests pursuant to Part XV of the SFO in the shares, underlying shares of equity derivatives or debentures of the Company were recorded in the register as required to be kept under Section 336 of the SFO.

PREFFERED SHARES

During the Reporting Period, there were no matters regarding the preferred shares of the Company.

DIRECTORS, SUPERVISORS, SENIOR MANAGEMENT AND OTHERS

(1)	Shareholdings of Directors, Supervisors and Senior Management

During the Reporting Period, there were no changes to the number of shares of the Company held by the Directors, Supervisors and Senior Management of the Company. The actual number of shares in the issued share capital of the Company held by the Directors, Supervisors and Senior Management as at the end of the Reporting Period were as follows:

Name	Position	Number of shares held at the beginning of the Reporting Period (shares)	Number of shares held at the end of the Reporting Period (shares)	Change

Wang Zhiqing	Chairman and President	Nil	Nil	No Change
Wu Haijun	Vice Chairman	Nil	Nil	No Change
Gao Jinping	Vice Chairman and Vice President	Nil	Nil	No Change
Ye Guohua	Director and Chief Financial Officer	Nil	Nil	No Change
Jin Qiang	Director and Vice President	Nil	Nil	No Change
Guo Xiaojun	Director and Vice President	Nil	Nil	No Change
Lei Dianwu	Director	Nil	Nil	No Change
Mo Zhenglin	Director	Nil	Nil	No Change
Shen Liqiang	Independent Non-executive Director	Nil	Nil	No Change
Jin Mingda	Independent Non-executive Director	Nil	Nil	No Change
Cai Tingji	Independent Non-executive Director	Nil	Nil	No Change
Zhang Yimin	Independent Non-executive Director	Nil	Nil	No Change
Zhang Jianbo	Chairman of the Supervisory Board	Nil	Nil	No Change
Zuo Qiang	Supervisor	Nil	Nil	No Change
Li Xiaoxia	Supervisor	Nil	Nil	No Change
Zhai Yalin	Supervisor	Nil	Nil	No Change
Wang Liqun	Supervisor	Nil	Nil	No Change
Chen Xinyuan	Independent Supervisor	Nil	Nil	No Change
Tang Weizhong	Company Secretary	Nil	Nil	No Change
Li Honggen	Ex-Director and Vice President	Nil	Nil	No Change
Zhang Jianping	Ex-Director and Vice President	Nil	Nil	No Change
Xiang Hanyin	Ex-Director	Nil	Nil	No Change
Zhou Yunnong	Ex-Independent Supervisor	Nil	Nil	No Change
Zhang Zhiliang	Ex-Vice President	Nil	Nil	No Change
Shi Wei	Ex-Vice President	Nil	Nil	No Change
Zhang Jingming	Ex-Company Secretary and General Legal Counsel	Nil	Nil	No Change

Interests and short positions of the Directors, Supervisors and Senior Management in the shares, underlying shares or debentures of the Company

Save as disclosed above, as at 30 June 2014, none of the Directors, Supervisors or Senior Management of the Company had any interests or short positions in any shares, underlying shares of equity derivatives or debentures of the Company or its associated corporations (within the meaning ascribed to it in Part XV of the SFO) as recorded in the register required to be kept under Section 352 of the SFO or as otherwise notified to the Company and the Hong Kong Stock Exchange pursuant to the Model Code for Securities Transactions by Directors of Listed Issuers.

As at 30 June 2014, none of the Directors or Supervisors of the Company or their respective spouses and children under 18 years of age had been granted by the Company or had exercised any rights to subscribe for shares or debentures of the Company or any of its associated corporations.

(2)	Change of Directors, Supervisors and Senior Management

(i)	Changes

Name	Position currently held	Change	Reason

Gao Jinping	Vice Chairman and Vice President	Elected as Vice Chairman	Work allocation
Jin Qiang	Director and Vice President	Elected as Director	Work allocation
Guo Xiaojun	Director and Vice President	Elected as Director	Work allocation
Mo Zhenglin	Director	Elected as Director	Work allocation
Tang Weizhong	Company Secretary	Newly Hired	Work allocation
Li Honggen	Former Director and Vice President	Resigned	Retirement by Rotation
Zhang Jianping	Former Director and Vice President	Resigned	Retirement by Rotation
Xiang Hanyin	Former Director	Resigned	Retirement by Rotation
Zhou Yunnong	Former Independent Supervisor	Resigned	Resignation
Zhang Zhiliang	Former Vice President	Resigned	Retired
Shi Wei	Former Vice President	Resigned	Work allocation
Zhang Jingming	Former Company Secretary	Resigned	Retirement by Rotation

(3)	Audit Committee

On 27 August 2014, the Audit Committee of the Eighth Session of the Board held its first meeting, primarily to review the interim financial report of the Group for the Reporting Period.

(4)	Purchase, Sale and Redemption of the Company’s Securities

During the Reporting Period, the Group did not purchase, sell or redeem any of the Company’s securities (for the definition of “securities”, please refer to paragraph 1 of Appendix 16 to the Hong Kong Listing Rules).

(5)	Compliance with Corporate Governance Code

During the Reporting Period, the Company applied and complied with all principles and code provisions set out in the Corporate Governance Code (the “Code”), except for certain deviations from code provisions A.2.1 and A.5.1 of the Corporate Governance Code as set out below.

Corporate Governance Code provisions A.2.1: The roles of chairman and chief executive officer should be separate and should not be performed by the same individual. The division of responsibilities between the chairman and chief executive officer should be clearly established and set out in writing.

Deviation: Mr. Wang Zhiqing appointed as Chairman and President of the Company.

Reason: Mr. Wang Zhiqing has extensive experience in the management of petrochemical production. Mr. Wang is the most suitable candidate to serve the positions of Chairman and President of the Company. For the time being, the Company has been unable to identify another person who possesses better or similar abilities and talent as Mr. Wang to serve any of the positions listed above.

In order to enhance the corporate governance practices of the Company and to comply with the amendments to the Code regarding board diversity, the Nomination Committee adopted the Board Diversity Policy on 27 August 2013.

(6)	Implementation of Model Code for Securities Transaction

The Directors of the Company confirmed that the Company has adopted the Model Code for Securities Transactions. After making specific enquiries with all of the Directors and Supervisors of the Company, the Company is not aware of any information that would reasonably indicate that the Directors and Supervisors of the Company did not act in compliance with the requirements of the Model Code for Securities Transactions during the Reporting Period.

DOCUMENTS FOR INSPECTION

(1)	The Company’s documents available for inspection comprise the following:

1.	2014 interim report signed by the Chairman;

2.	Financial statements signed and sealed by the legal representative, chief financial officer and head of the accounting department of the Company;

3.	Original copies of all documents and announcements of the Company which were disclosed in the newspapers designated by the CSRC during the Reporting Period; and

4.	The Company’s Articles of Association.

(2)	The Company has kept all of the documents listed above at the Company’s Secretariat Department, the address of which is as follows:

No.48 Jinyi Road, Jinshan District, Shanghai, PRC

Postal code: 200540

(3)	All information required in paragraph 46 of Appendix 16 to the Hong Kong Listing Rules will be disclosed on the websites of the Hong Kong Stock Exchange and of the Company.

Wang Zhiqing, Chairman

Sinopec Shanghai Petrochemical Company Limited

28 August 2014

REPORT ON REVIEW OF INTERIM FINANCIAL INFORMATION

TO THE BOARD OF DIRECTORS OF SINOPEC SHANGHAI PETROCHEMICAL COMPANY LIMITED

(Incorporated in the People’s Republic of China with limited liability)

Introduction

We have reviewed the interim financial information set out on pages 33 to 58, which comprises the interim condensed consolidated balance sheet of Sinopec Shanghai Petrochemical Company Limited (the “Company”) and its subsidiaries (together, the “Group”) as at 30 June 2014 and the related interim condensed consolidated statements of income, comprehensive income, changes in equity and cash flows for the six-month period then ended, and a summary of significant accounting policies and other explanatory notes. The Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited require the preparation of a report on interim financial information to be in compliance with the relevant provisions thereof and International Accounting Standard 34 “Interim Financial Reporting” issued by the International Accounting Standards Board. The directors of the Company are responsible for the preparation and presentation of this interim financial information in accordance with International Accounting Standard 34 “Interim Financial Reporting”. Our responsibility is to express a conclusion on this interim financial information based on our review and to report our conclusion solely to you, as a body, in accordance with our agreed terms of engagement and for no other purpose. We do not assume responsibility towards or accept liability to any other person for the contents of this report.

Scope of Review

We conducted our review in accordance with Hong Kong Standard on Review Engagements 2410, “Review of Interim Financial Information Performed by the Independent Auditor of the Entity” issued by the Hong Kong Institute of Certified Public Accountants. A review of interim financial information consists of making inquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with Hong Kong Standards on Auditing and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

Conclusion

Based on our review, nothing has come to our attention that causes us to believe that the interim financial information is not prepared, in all material respects, in accordance with International Accounting Standard 34 “Interim Financial Reporting”.

PricewaterhouseCoopers

Certified Public Accountants

Hong Kong, 28 August 2014

PricewaterhouseCoopers, 22/F Prince’s Building, Central, Hong Kong

T: +852 2289 8888, F: +852 2810 9888, www.pwchk.com

A.	Condensed consolidated interim financial information Sinopec Shanghai Petrochemical Company Limited - 30 June 2014

Interim consolidated income statement

		Unaudited
		Six months ended 30 June
	Note	2014 RMB’000		2013 RMB’000

Revenue	6		51,345,006		57,085,913
Sales taxes and surcharges			(4,654,222)		(4,923,735)

Net sales			46,690,784		52,162,178
Cost of sales			(46,223,927)		(51,330,080)

Gross profit			466,857		832,098

Selling and administrative expenses			(273,907)		(334,802)
Other operating income			49,626		27,952
Other operating expenses			(55,807)		(37,519)

Operating profit	6		186,769		487,729

Finance income	7		34,426		349,202
Finance expenses	7		(287,930)		(199,473)
Share of (loss)/profit of investments accounted for using the equity method			(60,716)		13,157

(Loss)/profit before income tax	7		(127,451)		650,615

Income tax expense	8		6,856		(173,116)

(Loss)/ profit for the period			(120,595)		477,499

(Loss)/profit attributable to:
- Owners of the Company			(123,601)		473,212
- Non-controlling interests			3,006		4,287

			(120,595)		477,499

(Loss)/earnings per share attributable to owners of the Company for the period (expressed in RMB per share)

Basic (loss)/earnings per share	9	RMB	(0.011)	RMB	0.044

Diluted (loss)/earnings per share	9	RMB	(0.011)	RMB	0.044

The notes on pages 39 to 58 are an integral part of these condensed consolidated interim financial information.

		Unaudited
		Six months ended 30 June
		2014 RMB’000		2013 RMB’000
Dividends	10		540,000		—

Wang Zhiqing Chairman and General Manager	Ye Guohua Director and Chief Financial Officer

Interim consolidated statement of comprehensive income

	Unaudited
	Six months ended 30 June
	2014 RMB’000	2013 RMB’000

(Loss)/ profit for the period	(120,595)	477,499

Other comprehensive income for the period - net of tax	—	—

Total comprehensive (loss)/income for the period	(120,595)	477,499

(Loss)/profit attributable to:
- Owners of the Company	(123,601)	473,212
- Non-controlling interests	3,006	4,287

Total comprehensive (loss)/income for the period	(120,595)	477,499

The notes on pages 39 to 58 are an integral part of these condensed consolidated interim financial information.

Wang Zhiqing Chairman and General Manager	Ye Guohua Director and Chief Financial Officer

Interim consolidated balance sheet

	Note	Unaudited 30 June 2014 RMB’000	Audited 31 December 2013 RMB’000

ASSETS

Non-current assets
Lease prepayment and other assets		799,293	916,995
Property, plant and equipment	11	15,785,007	16,669,479
Investment properties		422,567	429,292
Construction in progress	11	531,219	456,823
Investments accounted for using the equity method		2,862,144	2,993,594
Deferred income tax assets		698,648	684,599

		21,098,878	22,150,782

Current assets
Inventories		7,731,113	9,039,239
Trade receivables	12	219,488	147,807
Bills receivable	12	1,546,152	2,688,897
Other receivables and prepayments	12	353,115	345,696
Amounts due from related parties	12,19(c)	2,182,070	2,131,133
Cash and cash equivalents	13	322,179	133,256

		12,354,117	14,486,028

Total assets		33,452,995	36,636,810

Equity

Equity attributable to owners of the Company
Share capital		10,800,000	10,800,000
Reserves	18	6,268,893	6,932,494

		17,068,893	17,732,494

Non-controlling interests		257,939	259,062
Total equity		17,326,832	17,991,556

Interim consolidated balance sheet (continued)

	Note	Unaudited 30 June 2014 RMB’000	Audited 31 December 2013 RMB’000

Liabilities

Non-current liabilities
Borrowings	14	24,290	627,800

Current liabilities
Borrowings	14	7,711,680	7,094,026
Trade payables	16	2,478,505	2,739,953
Bills payable	16	13,047	8,680
Other payables	16	1,844,366	1,507,463
Amounts due to related parties	16,19(c)	4,050,476	6,663,559
Income tax payable		3,799	3,773

		16,101,873	18,017,454

Total liabilities		16,126,163	18,645,254

Total equity and liabilities		33,452,995	36,636,810

Net current liabilities		(3,747,756)	(3,531,426)

Total assets less current liabilities		17,351,122	18,619,356

The notes on pages 39 to 58 are an integral part of these condensed consolidated interim financial information.

Wang Zhiqing Chairman and General Manager	Ye Guohua Director and Chief Financial Officer

Interim consolidated statement of changes in equity

		Unaudited
		Attributable to owners of the Company
	Note	Share capital RMB’000	Share premium RMB’000	Other reserves RMB’000	Retained profits RMB’000	Total RMB’000	Non- controlling interests RMB’000	Total equity RMB’000

Balance at 1 January 2014		10,800,000	—	4,183,843	2,748,651	17,732,494	259,062	17,991,556

Total comprehensive loss for the period ended 30 June 2014		—	—	—	(123,601)	(123,601)	3,006	(120,595)

Dividends approved in respect of the previous year	10	—	—	—	(540,000)	(540,000)	—	(540,000)
Dividends paid by subsidiaries to non-controlling interests		—	—	—	—	—	(4,129)	(4,129)
Appropriation of safety production fund	18	—	—	26,923	(26,923)	—	—	—

Balance at 30 June 2014		10,800,000	—	4,210,766	2,058,127	17,068,893	257,939	17,326,832

		Unaudited
		Attributable to owners of the Company
	Note	Share capital RMB’000	Share premium RMB’000	Other reserves RMB’000	Retained profits RMB’000	Total RMB’000	Non- controlling interests RMB’000	Total equity RMB’000

Balance at 1 January 2013		7,200,000	2,420,841	5,164,129	1,252,196	16,037,166	266,783	16,303,949

Total comprehensive income for the period ended 30 June 2013		—	—	—	473,212	473,212	4,287	477,499

Dividends paid by subsidiaries to non-controlling interests		—	—	—	—	—	(17,894)	(17,894)
Appropriation of safety production fund	18	—	—	25,945	(25,945)	—	—	—

Balance at 30 June 2013		7,200,000	2,420,841	5,190,074	1,699,463	16,510,378	253,176	16,763,554

The notes on pages 39 to 58 are an integral part of these condensed consolidated interim financial information.

Wang Zhiqing Chairman and General Manager	Ye Guohua Director and Chief Financial Officer

Interim consolidated statement of cash flows

		Unaudited
		Six months ended 30 June
	Note	2014 RMB’000	2013 RMB’000

Cash flows from operating activities
Cash generated from operations		843,615	3,382,026
Interest paid		(199,777)	(183,245)
Income tax paid		(7,167)	(6,295)

Net cash generated from operating activities		636,671	3,192,486

Cash flows from investing activities
Cash received from entrusted lending		30,000	30,000
Dividends received from joint ventures and associates		24,547	37,664
Proceeds from disposal of property, plant and equipment		5,189	2,785
Interest received		34,426	40,468
Purchases of property, plant and equipment and other long-term assets		(418,272)	(623,055)
Investment in an associate		(11,541)	—
Cash payment of entrusted lending		(38,000)	(30,000)

Net cash used in investing activities		(373,651)	(542,138)

Cash flows from financing activities
Proceeds from borrowings		26,442,894	30,622,173
Repayment of borrowings		(26,512,307)	(33,125,199)
Dividends paid to the Company’s shareholders		(660)	—
Dividends paid by subsidiaries to non-controlling interests		(4,129)	(17,992)

Net cash used in financing activities		(74,202)	(2,521,018)

Net increase in cash and cash equivalents		188,818	129,330
Cash and cash equivalents at beginning of the period		133,256	160,962
Exchange gains on cash and cash equivalents		105	2,414

Cash and cash equivalents at end of the period	13	322,179	292,706

The notes on pages 39 to 58 are an integral part of these condensed consolidated interim financial information.

Wang Zhiqing Chairman and General Manager	Ye Guohua Director and Chief Financial Officer

Notes to the condensed consolidated interim financial information

1	General information

Sinopec Shanghai Petrochemical Company Limited (“the Company”), located in Jinshan District of Shanghai, is one of the largest refining-chemical integrated petrochemical companies in China. It is one of the subsidiaries of China Petroleum & Chemical Corporation (“Sinopec Corp.”). It is also currently one of the most important domestic producers of refined oil products, intermediate petrochemicals, synthetic resins and synthetic fibers.

This condensed consolidated interim financial information is presented in thousands of Renminbi Yuan (RMB), unless otherwise stated. This condensed consolidated interim financial information was approved for issue on 28 August 2014.

These condensed consolidated interim financial information have been reviewed, not audited.

2	Basis of preparation

These condensed consolidated interim financial information for the six months ended 30 June 2014 have been prepared in accordance with International Accounting Standard 34 (“IAS 34”), ‘Interim financial reporting’. The condensed consolidated interim financial information should be read in conjunction with the annual financial statements for the year ended 31 December 2013, which have been prepared in accordance with International Financial Reporting Standards (“IFRS”).

3	Accounting policies

Except as described below, the accounting policies applied are consistent with those of the annual financial statements for the year ended 31 December 2013, as described in those annual financial statements.

New standards, amendments and interpretations to existing standards which are effective for accounting periods beginning on or after 1 January 2014 and adopted by the Company.

(a)	The following new standards and amendments to standards are mandatory for the first time for the financial year beginning on 1 January 2014 and have no material impact to the Company:

•	Amendment to IAS 32 - ‘Financial instruments: Presentation’ on asset and liability offsetting

•	Amendment to IAS 36 - ‘Impairment of assets’ on recoverable amount disclosures

•	IFRIC 21 - ‘Levies’

(b)	The following new standards, amendments and interpretations to existing standards are mandatory for the first time for the financial year beginning 1 January 2014, but are not currently relevant to the Company:

•	Amendment to IFRS 10, 12 and IAS 27 - ‘Consolidation for investment entities’

•	Amendment to IAS 39 - ‘Financial Instruments: Recognition and Measurement’ - Novation of derivatives

There are no other amended standards or interpretations that are effective for the first time for this interim period that could be expected to have a material impact on this Group.

Notes to the condensed consolidated interim financial information (continued)

4	Estimates

The preparation of interim financial information requires management to make judgements, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets and liabilities, income and expense. Actual results may differ from these estimates.

In preparing these condensed consolidated interim financial information, the significant judgements made by management in applying the Group’s accounting policies and the key sources of estimation uncertainty were the same as those that applied to the consolidated financial information for the year ended 31 December 2013.

5	Financial risk management

The Group’s activities expose it to a variety of financial risks: market risk (including currency risk, fair value interest rate risk, cash flow interest rate risk and price risk), credit risk and liquidity risk.

The interim condensed consolidated financial information do not include all financial risk management information and disclosures required in the annual financial statements, and should be read in conjunction with the Group’s annual financial statements as at 31 December 2013.

There have been no changes in the risk management department or in any risk management policies since 31 December 2013.

6	Segment information

The basis of segmentation and the basis of measurement of segment profit or loss, and assets and liabilities are consistent with those of the annual financial statements for the year ended 31 December 2013, as described in those annual financial statements.

	Six months ended 30 June 2014			Six months ended 30 June 2013
	Total segment revenue RMB’000	Inter segment revenue RMB’000	Revenue from external customers (note a) RMB’000	Total segment revenue RMB’000	Inter segment revenue RMB’000	Revenue from external customers (note a) RMB’000

Synthetic fibres	1,455,724	—	1,455,724	1,648,861	—	1,648,861
Resins and plastics	6,113,490	120,663	5,992,827	7,029,230	130,040	6,899,190
Intermediate petrochemicals	15,547,911	8,676,997	6,870,914	19,487,264	9,689,067	9,798,197
Petroleum products	33,086,391	3,204,352	29,882,039	37,296,006	4,661,528	32,634,478
Trading of petrochemical products	8,082,312	1,407,682	6,674,630	7,328,146	1,682,100	5,646,046
All others segments	1,056,286	587,414	468,872	1,237,441	778,300	459,141

Total	65,342,114	13,997,108	51,345,006	74,026,948	16,941,035	57,085,913

Notes to the condensed consolidated interim financial information (continued)

6	Segment information (continued)

	Six months ended 30 June 2014 RMB’000	Six months ended 30 June 2013 RMB’000

Profit/(loss) from operations
Synthetic fibres	(289,780)	(277,569)
Resins and plastics	(262,983)	(624,393)
Intermediate petrochemicals	59,283	704,843
Petroleum products	558,269	612,208
Trading of petrochemical products	26,164	6,344
All others	95,816	66,296

Total consolidated profit from operations	186,769	487,729

Net finance (expenses)/income	(253,504)	149,729

Share of (loss)/profit of investments accounted forusing the equity method	(60,716)	13,157

(Loss)/profit before taxation	(127,451)	650,615

Note (a): Sales to Sinopec Corp., its subsidiaries and joint ventures are as follows:

	Six months ended 30 June 2014 RMB’000	Six months ended 30 June 2013 RMB’000

Intermediate petrochemicals	1,346,768	1,238,968
Petroleum products	27,522,679	30,153,151
Trading of petrochemical products	2,514,519	3,049,003
Others	108,685	227,326

Total	31,492,651	34,668,448

Notes to the condensed consolidated interim financial information (continued)

6	Segment information (continued)

	30 June 2014 Total assets RMB’000	31 Dec 2013 Total assets RMB’000

Allocated assets

Synthetic fibres	1,874,617	1,942,127
Resins and plastics	1,965,792	2,160,187
Intermediate petrochemicals	5,981,841	6,603,970
Petroleum products	16,012,799	18,333,268
Trading of petrochemical products	829,529	743,409
All others	2,190,070	2,315,330

Allocated assets	28,854,648	32,098,291

Unallocated assets

Investments accounted for using the equity method	2,862,144	2,993,594
Deferred tax assets	698,648	684,599
Investment property	422,567	429,292
Others	614,988	431,034

Unallocated assets	4,598,347	4,538,519

Total assets	33,452,995	36,636,810

Notes to the condensed consolidated interim financial information (continued)

6	Segment information (continued)

	30 June 2014 Total liabilities RMB’000	31 Dec 2013 Total liabilities RMB’000

Allocated liabilities

Synthetic fibres	227,554	320,028
Resins and plastics	908,742	1,390,865
Intermediate petrochemicals	1,026,062	1,773,356
Petroleum products	4,469,095	6,363,608
Trading of petrochemical products	1,123,190	972,403
Others	75,292	103,168

Allocated liabilities	7,829,935	10,923,428

Unallocated liabilities

Borrowings - current part	7,711,680	7,094,026
Borrowings - non-current part	24,290	627,800
Dividends payable	560,258	—

Unallocated liabilities	8,296,228	7,721,826

Total liabilities	16,126,163	18,645,254

Notes to the condensed consolidated interim financial information (continued)

7	(Loss)/profit before income tax

(a)	Finance (expenses)/income - net

	Six months ended 30 June
	2014 RMB’000	2013 RMB’000

Net foreign exchange gain	—	308,734
Interest income	34,426	40,468

Finance income	34,426	349,202

Interest on bank and other borrowings	(204,373)	(199,473)
Net foreign exchange loss	(83,557)	—

Finance expenses	(287,930)	(199,473)

Finance (expenses)/income - net	(253,504)	149,729

(b)	Other items

	Six months ended 30 June
	2014 RMB’000	2013 RMB’000

Amortisation of lease prepayments	8,804	9,163
Depreciation	984,751	1,068,279
Research and development costs	20,126	21,293
Write-down of inventories	22,864	23,869
Net loss on disposal of property, plant and equipment	8,205	19,508
Refund of education surcharges	—	(274)

The inventory write-downs of RMB 22,864 thousands was mainly due to that the carrying amount of inventories were lower than the net realisable value (six months ended 30 June 2013: RMB 23,869 thousands).

Notes to the condensed consolidated interim financial information (continued)

8	Income tax expense

	Six months ended 30 June
	2014 RMB’000	2013 RMB’000

Provision for PRC income tax for the period	7,193	7,441
Deferred taxation	(14,049)	165,675

	(6,856)	173,116

The provision for PRC income tax is calculated at the rate of 25% (six months ended 30 June 2013: 25%) on the estimated assessable income of the six months ended 30 June 2014 determined in accordance with relevant income tax rules and regulations. The Company did not carry out business overseas and therefore does not incur overseas income taxes.

9	(Loss)/earnings per share

The calculation of basic (loss)/profit per share is based on the loss attributable to equity shareholders of the Company for the six months ended 30 June 2014 of RMB 123,601 thousands (six months ended 30 June 2013: profit of RMB 473,212 thousands) and 10,800,000,000 shares (six months ended 30 June 2013: 10,800,000,000 shares) shares in issue during the interim period. In determining the weighted average number of ordinary shares in issue during the six months ended 30 June 2013, the 3,600,000,000 shares issued by way of capitalisation of reserves in December 2013 have been regarded as if these shares were in issue since 1 January 2013. Earnings per share for the six months ended 30 June 2013 were restated accordingly.

The Group had no dilutive potential ordinary shares in existence during the six months ended 30 June 2014 and 2013.

10	Dividends

Pursuant to a resolution passed at the Annual General Meeting held on 6 June 2013, no dividend was approved and declared for the year ended 31 December 2012. The Board of Directors did not propose the payment of an interim dividend for the period ended 30 June 2013.

Pursuant to a resolution passed at the Annual General Meeting held on 18 June 2014, a final dividend of RMB 540,000 thousands was approved and declared for the year ended 31 December 2013. The Board of Directors did not propose the payment of an interim dividend for the period ended 30 June 2014.

Notes to the condensed consolidated interim financial information (continued)

11	Property, plant and equipment, construction in progress

Acquisitions and disposals

The acquisitions and disposals of items of property, plant and equipment and construction in progress during the six months ended 30 June 2014 and 2013 are as follows:

	Six months ended 30 June
	2014 RMB’000	2013 RMB’000

Cost of acquisition	181,344	401,538

Disposals (net carrying amount)	(13,394)	(22,293)

12	Trade and other receivables

	As at 30 June 2014 RMB’000	As at 31 December 2013 RMB’000

Trade receivables	219,535	147,855
Less: allowance for doubtful debts	(47)	(48)

	219,488	147,807

Bills receivable	1,546,152	2,688,897
Amounts due from related parties	2,182,070	2,131,133

	3,947,710	4,967,837

Other receivables and prepayments (i)	353,115	345,696

	4,300,825	5,313,533

(i)	For the six months ended 30 June 2014, the associates and joint ventures of the Group declared dividends with total amount of RMB 82,275 thousands to the Group (sixed months ended 30 June 2013: RMB 47,664 thousands). As at 30 June 2014, RMB 57,728 thousands among the aforementioned dividends were not yet received and therefore were recorded in other receivables and prepayments (31 December 2013: Nil).

Notes to the condensed consolidated interim financial information (continued)

12	Trade and other receivables (continued)

Amounts due from related parties represent trade-related balances.

The ageing analysis of trade receivables, bills receivable and amounts due from related parties (net of impairment loss for bad and doubtful debts) is as follows:

	As at 30 June 2014 RMB’000	As at 31 December 2013 RMB’000

Invoice date:
Within one year	3,947,688	4,967,817
Between one and two years	22	20

	3,947,710	4,967,837

Sales to third parties are generally on cash basis. Subject to negotiation, credit is generally only available for major customers with well-established trading records.

13	Cash and cash equivalents

	As at 30 June 2014 RMB’000	As at 31 December 2013 RMB’000

Cash deposits with a related party	6,442	7,109
Cash at bank and in hand	315,737	126,147

	322,179	133,256

Notes to the condensed consolidated interim financial information (continued)

14	Borrowings

	As at 30 June 2014 RMB’000	As at 31 December 2013 RMB’000

Short term loans	7,711,680	7,094,026
Long term loans
-Between one and two years	—	—
-Between two years and five years (i)	24,290	627,800

Subtotal	24,290	627,800

Total	7,735,970	7,721,826

(i)	The Company made early repayments for the long-term borrowing with total amount of RMB 600 million in January and June 2014. This long-term borrowing had an interest rate of 5.76% per annum with original maturity date on December 14, 2016.

	As at 30 June 2014 RMB’000	As at 31 December 2013 RMB’000

Floating rate:
- expiring within one year (bank loans)	17,728,050	12,519,447
- expiring beyond one year (bank loans)	4,490,000	5,854,845

	22,218,050	18,374,292

These facilities have been arranged to finance the working capitals as well as ongoing investments on long-term assets.

The Company does not have any exposure to collateralised debt obligations. The Company has sufficient headroom to enable it to conform to covenants on its existing borrowings. The Company has sufficient undrawn financing facilities to service its operating activities and ongoing investments.

15	Fair value of financial assets and liabilities measured at amortised cost

Financial assets and financial liabilities not measured at fair value mainly represent cash and cash equivalents, bills receivable, trade receivables and other receivables (except for the prepayments), trade and other payables (except for the advance from customers, staff salaries and welfare payables and other taxes payables) and borrowings. As at 30 June 2014, the carrying amounts of these financial assets and liabilities not measured at fair value are a reasonable approximation of their fair value.

Notes to the condensed consolidated interim financial information (continued)

16	Trade and other payables

	As at 30 June 2014 RMB’000	As at 31 December 2013 RMB’000

Trade payables	2,478,505	2,739,953
Bills payable	13,047	8,680
Amounts due to related parties	4,050,476	6,663,559

Subtotal	6,542,028	9,412,192

Staff salaries and welfares payable	43,415	41,418
Taxes payable (exclude income tax payable)	789,344	836,909
Interest payable	13,131	10,740
Dividends payable (i)	560,258	20,918
Construction payable	127,025	342,754
Other liabilities	311,193	254,724

Subtotal of other payables	1,844,366	1,507,463

	8,386,394	10,919,655

(i)	As described in Note 10, a final dividend of RMB 540,000 thousands was approved and declared by the Annual General Meeting for the year ended 31 December 2013. As at 30 June 2014, dividends payable amounting to RMB 273,000 thousands was due to Sinopec Corp.

As at 30 June 2014 and 31 December 2013, all trade and other payables of the Group were non-interest bearing.

At 30 June 2014, the ageing analysis of the trade payables (including amounts due to related parties of trading in nature) based on invoice date were as follows:

	As at 30 June 2014 RMB’000	As at 31 December 2013 RMB’000

Within one year	6,484,975	9,357,833
Between one and two years	11,236	19,869
Over two years	45,817	34,490

	6,542,028	9,412,192

Notes to the condensed consolidated interim financial information (continued)

17	Contingent liabilities

(a)	Income tax differences

In June 2007, the State Administrative of Taxation issued a tax circular (Circular No. 664) to the local tax authorities requesting the relevant local tax authorities to rectify the applicable enterprise income tax (“EIT”) for nine listed companies, which included the Company. After the notice was issued, the Company was required by the relevant tax authority to settle the EIT for 2007 at a rate of 33 percent. To date, the Company has not been requested by the tax authorities to pay additional EIT in respect of any years prior to 2007. There is no further development of this matter during the period ended 30 June 2014. No provision has been made in this interim financial report for this uncertainty because management believes it is not probable that the Group will be required to pay additional EIT for tax years prior to 2007.

(b)	Except for the above, there are no contingent liabilities for which the possibility of any outflow of resources is other than remote.

18	Reserves

For the six months ended 30 June 2014, the Group transferred RMB 26,923 thousands (six months ended 30 June 2013: RMB 25,945 thousands) from retained earnings to reserves for the safety production fund determined according to relevant PRC regulations.

For the six months ended 30 June 2014 and 2013, no transfers were made to the statutory surplus reserve or the discretionary surplus reserve.

19	Related-party transactions

The following is a list of the Group’s major related parties:

Names of related parties	Relationship with the Company

China Petrochemical Corporation (“Sinopec Group”)	Ultimate parent company
China Petroleum & Chemical Corporation (“Sinopec Corp.”)	Immediate parent company
Sinopec Huadong Sales Company Limited	Subsidiary of the immediate parent company
China International United Petroleum and Chemical Company Limited	Subsidiary of the immediate parent company
China Petrochemical International Company Limited	Subsidiary of the immediate parent company
Sinopec Chemical Commercial Holding Company Limited	Subsidiary of the immediate parent company
Sinopec Yizheng Chemical Fibre Company Limited	Subsidiary of the immediate parent company
Sinopec Finance Company Limited (“Sinopec Finance”)	Subsidiary of the ultimate parent company
Shanghai Secco Petrochemical Co., Ltd. (“Shanghai Secco”)	Associate of the Group
BOC-SPC Gases Co., Ltd.	Joint venture of the Group

Notes to the condensed consolidated interim financial information (continued)

19	Related-party transactions (continued)

The following is a summary of significant balances and transactions between the Group and its related parties except for the dividends receivable and payable as disclosed in Note 10, Note 12 and Note 16.

(a)	Most of the transactions undertaken by the Group during the six months ended 30 June 2014 have been affected on such terms as determined by Sinopec Corp. and relevant PRC authorities.

Sinopec Corp. negotiates and agrees the terms of crude oil supply with suppliers on a group basis, which is then allocated among its subsidiaries, including the Group, on a discretionary basis. Sinopec Corp. also owns a widespread petroleum products sales network and possesses a fairly high market share in domestic petroleum products market, which is subject to extensive regulation by the PRC government.

The Group has entered into a mutual product supply and sales services framework agreement with Sinopec Corp. Pursuant to the agreement, Sinopec Corp. provides the Company with crude oil, other petrochemical raw materials and agent services. On the other hand, the Group provides Sinopec Corp. with petroleum products, petrochemical products and property leasing services.

The pricing policy for these services and products provided under the agreement is as follows:

•	if there are applicable State (central and local government) tariffs, the pricing shall follow the State tariffs;

•	if there are no State tariffs, but there are applicable State’s guidance prices, the pricing shall follow the State’s guidance prices; or

•	if there are no State tariffs or State’s guidance prices, the pricing shall be determined in accordance with the prevailing market prices (including any bidding prices).

Transactions between the Group and Sinopec Corp, its subsidiaries and joint ventures during the six months ended 30 June 2014 and 2013 were as follows:

	Six months ended 30 June
	2014 RMB’000	2013 RMB’000

Sales of petroleum products	27,522,679	30,153,151
Sales other than petroleum products	3,969,972	4,515,297
Purchases of crude oil	16,899,953	25,432,125
Purchases other than crude oil	2,404,359	5,067,771
Sales commissions	71,052	83,795
Rental income	14,166	11,865

Notes to the condensed consolidated interim financial information (continued)

19	Related-party transactions (continued)

(b)	Other transactions between the Group and Sinopec Group and its subsidiaries, associates and joint ventures of the Group during the six months ended 30 June 2014 and 2013 were as follows:

	Six months ended 30 June
	2014 RMB’000	2013 RMB’000

Sales of goods and service fee income
- Sinopec Group and its subsidiaries	169,484	191,585
- Associates and joint ventures of the Group	1,147,126	1,451,258

	1,316,610	1,642,843

Purchases
- Sinopec Group and its subsidiaries	659,511	4,935
- Associates and joint ventures of the Group	1,624,731	1,723,155

	2,284,242	1,728,090

Insurance premiums
- Sinopec Group and its subsidiaries	59,223	73,102

Interest income
- Sinopec Finance	592	473

Loans borrowed
- Sinopec Finance	4,500,000	3,308,935

Loans repayment
- Sinopec Finance	3,000,000	2,700,000

Interest expenses
- Sinopec Finance	27,204	12,462

Entrusted lendings
- Associates and joint ventures of the Group	8,000	—

Interest income
- Associates and joint ventures of the Group	158	—

Construction and installation cost
- Sinopec Group and its subsidiaries	72,979	132,312

Notes to the condensed consolidated interim financial information (continued)

19	Related-party transactions (continued)

(b)	(continued)

The directors of the Company are of the opinion that the transactions with Sinopec Corp., its subsidiaries and joint ventures, Sinopec Group and its subsidiaries, associates and joint ventures of the Group as disclosed in notes 19(a) and 19(b) were conducted in the ordinary course of business, on normal commercial terms and in accordance with the agreements governing such transactions.

(c)	The relevant amounts due from/to Sinopec Corp., its subsidiaries and joint ventures, Sinopec Group and its subsidiaries, associates and joint ventures of the Group, arising from purchases, sales and other transactions as disclosed in notes 19(a) and 19(b), are summarised as follows:

	As at 30 June 2014 RMB’000	As at 31 December 2013 RMB’000

Amounts due from related parties
- Sinopec Corp., its subsidiaries and joint ventures	1,962,341	1,912,600
- Sinopec Group and its subsidiaries	28,991	2,074
- Associates and joint ventures of the Group (i)	190,738	216,459

Total	2,182,070	2,131,133

Amounts due to related parties
- Sinopec Corp., its subsidiaries and joint ventures	3,686,103	6,242,839
- Sinopec Group and its subsidiaries	10,080	28,687
- Associates and joint ventures of the Group	354,293	392,033

Total	4,050,476	6,663,559

Cash deposits, maturing within three months
- Sinopec Finance (ii)	6,442	7,109

Short-term loans
- Sinopec Finance (iii)	1,570,000	70,000

(i)	At 30 June 2014, entrusted lendings of RMB 8,000 thousands included in amounts due from associ- ates and joint ventures of the Group was made by the Company at an interest rate of 5.60% per annum, which will be due in June 2015 (31 December 2013: Nil). Except for the entrusted lendings, balances included in amounts due from associates and joint ventures of the Group were trade-related.

Notes to the condensed consolidated interim financial information (continued)

19	Related-party transactions (continued)

(c)	(continued)

(ii)	At 30 June 2014 and 31 December 2013, cash deposits at Sinopec Finance were charged at an interest rate of 0.35% per annum.
(iii)	At 30 June 2014, short-term loans from Sinopec Finance were made by the Company at a weighted average interest rate of 5.29% per annum (31 December 2013: 5.40%), which will be due from September to December 2014.

Except for entrusted lendings, cash deposits at Sinopec Finance and short-term loans from Sinopec Finance, the balances with related parties as above are unsecured, interest-free and repayable on demand.

(d)	Key management personnel compensation and post-employment benefit plans

Key management personnel are those persons having authority and responsibility for planning, directing and controlling the activities of the Group, directly or indirectly, including directors and supervisors of the Group. The key personnel compensations are as follows:

	Six months ended 30 June
	2014 RMB’000	2013 RMB’000

Short-term employee benefits	7,255	5,056
Post-employment benefits	109	98

	7,364	5,154

Post-employment benefits are included in “contributions to defined contribution retirement plans” as disclosed in note 19(e).

Notes to the condensed consolidated interim financial information (continued)

19	Related-party transactions (continued)

(e)	Contributions to defined contribution retirement plans

The Group participates in defined contribution retirement plans organised by municipal governments for its staff. The contributions to defined contribution retirement plans are as follows:

	Six months ended 30 June
	2014 RMB’000	2013 RMB’000

Municipal retirement scheme costs	137,258	139,447
Supplementary retirement scheme costs	36,396	34,857

At 30 June 2014 and 31 December 2013, there was no material outstanding contribution to the above defined contributions retirement plans.

(f)	Transactions with other state-owned entities in the PRC

The Group is a state-controlled enterprise and operates in an economic regime currently dominated by entities directly or indirectly controlled by the PRC government (collectively referred as “state-controlled entities”) through its government authorities, agencies, affiliations and other organisations.

Apart from transactions with related parties, transactions with other state-controlled entities include but are not limited to the following:

•	sales and purchases of goods and ancillary materials;

•	rendering and receiving services;

•	lease of assets, purchase of property, plant and equipment;

•	placing deposits and obtaining finance; and

•	use of public utilities.

These transactions are conducted in the ordinary course of the Group’s business on terms comparable to those with other entities that are not state-controlled. The Group has established its procurement policies, pricing strategy and approval process for purchases and sales of products and services which do not depend on whether the counterparties are state-controlled entities or not.

Notes to the condensed consolidated interim financial information (continued)

19	Related-party transactions (continued)

(f)	Transactions with other state-owned entities in the PRC (continued)

Having considered the potential for transactions to be impacted by related party relationships, the entity’s pricing strategy, procurement policies and approval processes, and the information that would be necessary for an understanding of the potential effect of the related party relationship on the financial information , the directors are of the opinion that the following transactions require disclosure of the related amounts:

(i)	Transactions with other state-controlled energy and chemical companies

The Group’s major domestic suppliers of crude oil are China National Offshore Oil Corporation and its subsidiaries and Sinochem International Corporation (“Sinochem”) and its subsidiaries, which are state-controlled entities.

During the six months ended 30 June 2014 and 2013, the aggregate amount of crude oil purchased by the Group from the above state-controlled energy and chemical companies are as follows:

	Six months ended 30 June
	2014 RMB’000	2013 RMB’000

Purchase of crude oil	9,850,506	5,327,608

No prepayments for purchases of crude oil was made to the above state-controlled energy and chemical companies as at 30 June 2014 (31 December 2013: Nil).

(ii)	Transactions with state-controlled banks

The Group deposits its cash with several state-controlled banks in the PRC. The Group also obtains short-term and long-term loans from these banks in the ordinary course of business. The interest rates of the bank deposits and loans are regulated by the People’s Bank of China. The Group’s interest income from and interest expenses to these state-controlled banks in the PRC are as follows:

	Six months ended 30 June
	2014 RMB’000	2013 RMB’000

Interest income	9,167	6,420
Interest expenses	172,896	166,286

Notes to the condensed consolidated interim financial information (continued)

19	Related-party transactions (continued)

(f)	Transactions with other state-owned entities in the PRC (continued)

(ii)	Transactions with state-controlled banks (continued)

The amounts of cash deposited at and loans from state-controlled banks in the PRC are summarised as follows:

	As at 30 June 2014 RMB’000	As at 31 December 2013 RMB’000

Cash and cash equivalents at state-controlled banks in the PRC	315,737	126,147

Short-term loans	5,526,400	6,414,336
Long-term loans	24,290	627,800
Current portion of non-current liabilities	—	609,690

Total loans from state-controlled banks in the PRC	5,550,690	7,651,826

(g)	Commitments with related parties

	As at 30 June 2014 RMB’000	As at 31 December 2013 RMB’000

Construction and installation cost:
- Sinopec Corp., its subsidiaries and joint ventures	85,701	—
- Sinopec Group and its subsidiaries	5,614	48,661

	91,315	48,661

Except for the above, the Group had no other material commitments with related parties at 30 June 2014 and 31 December 2013, which are contracted, but not included in the interim financial report.

Notes to the condensed consolidated interim financial information (continued)

19	Related-party transactions (continued)

(h)	Investment commitments with related parties

	As at 30 June 2014 RMB’000	As at 31 December 2013 RMB’000

Capital contribution to Shanghai Secco	111,263	122,804

Pursuant to the resolution of the 18th meeting of the 7th term of Board of Directors on 5 December 2013, it was approved to make capital contribution of USD 30,017 thousands (RMB 182,804 thousands equivalent) to Shanghai Secco, an associate of the Group. The capital to Shanghai Secco will be contributed in RMB by instalments. The capital contribution is mainly to meet the funding needs of the implementation of the “260,000 tons of AN-2 project” (“AN-2 project”), and “90,000 tons of BEU-2 project” (“BEU-2 project”).

On 10 December 2013, the Company contributed the first instalment of RMB 60,000 thousands for AN-2 project. On 5 March 2014, the Company contributed the first instalment of RMB 11,541 thousands for BEU-2 project.

Except for the above, the Group and the Company had no other material commitments with related parties as at 30 June 2014, which are contracted, but not included in the financial statements.

20	Capital commitments

	As at 30 June 2014 RMB’000	As at 31 December 2013 RMB’000

Property, plant and equipment

Contracted but not provided for	310,750	182,350
Authorised but not contracted for	1,756,650	784,400

	2,067,400	966,750

B.	Interim Financial Statements Prepared under China Accounting Standards for Business Enterprises

CONSOLIDATED BALANCE SHEETS

AS AT 30 JUNE 2014

(All amounts in thousands of Renminbi Yuan unless otherwise stated)
	[English Translation for Reference Only]
ASSETS	Note	30 JUNE 2014 (UNAUDITED)	31 DECEMBER 2013
Current assets
Cash at bank and on hand	5(1)	322,179	133,256
Notes receivable	5(2)	1,803,879	2,984,445
Accounts receivable	5(4)	2,064,417	1,976,496
Advances to suppliers	5(6)	73,680	5,930
Dividends receivable	5(3)	57,728	—
Other receivables	5(5)	58,040	48,883
Inventories	5(7)	7,731,113	9,039,239
Other current assets	5(8)	243,081	297,779

Total current assets		12,354,117	14,486,028

Non-current assets
Long-term equity investments	5(9),(10)	3,037,144	3,173,594
Investment properties	5(11)	422,567	429,292
Fixed assets	5(12)	15,869,743	16,768,602
Construction in progress	5(13)	531,219	456,823
Intangible assets	5(14)	449,728	458,532
Long-term prepaid expenses	5(15)	349,565	458,463
Deferred tax assets	5(16)	698,648	684,599

Total non-current assets		21,358,614	22,429,905

Total assets		33,712,731	36,915,933

CONSOLIDATED BALANCE SHEETS (continued)

AS AT 30 JUNE 2014

(All amounts in thousands of Renminbi Yuan unless otherwise stated) [English Translation for Reference Only]
LIABILITIES AND SHAREHOLDERS’ EQUITY	Note	30 JUNE 2014 (UNAUDITED)	31 DECEMBER 2013
Current liabilities
Short-term borrowings	5(18)	7,096,400	6,484,336
Notes payable	5(19)	16,447	12,680
Accounts payable	5(20)	6,152,257	8,851,932
Advances from customers	5(21)	353,902	507,960
Employee benefits payable	5(22)	43,415	41,418
Taxes payable	5(23)	793,143	840,682
Interest payable	5(24)	15,336	10,740
Dividends payable	5(25)	560,258	20,918
Other payables	5(26)	455,435	637,098
Current portion of non-current liabilities	5(27)	615,280	609,690

Total current liabilities		16,101,873	18,017,454

Non-current liabilities
Long-term borrowings	5(29)	24,290	627,800
Other non-current liabilities	5(28)	175,000	180,000

Total non-current liabilities		199,290	807,800

Total liabilities		16,301,163	18,825,254

Shareholders’ equity
Share capital	1,5(30)	10,800,000	10,800,000
Capital surplus	5(31)	493,922	493,922
Specific reserve	5(32)	32,755	5,832
Surplus reserve	5(33)	4,173,831	4,173,831
Undistributed profits	5(34)	1,653,121	2,358,032

Total equity attributable to equity shareholders of the Company		17,153,629	17,831,617

Minority interests	5(35)	257,939	259,062

Total shareholders’ equity		17,411,568	18,090,679

Total liabilities and shareholders’ equity		33,712,731	36,915,933

The accompanying notes form an integral part of these financial statements.

Chairman and General Manager	Director and Chief Financial Officer	Deputy Chief Financial Officer and Accounting Chief
Wang Zhiqing	Ye Guohua	Hua Xin

BALANCE SHEETS

AS AT 30 JUNE 2014

(All amounts in thousands of Renminbi Yuan unless otherwise stated)
[English Translation for Reference Only]
ASSETS	Note	30 JUNE 2014 (UNAUDITED)	31 DECEMBER 2013
Current assets
Cash at bank and on hand		268,412	78,448
Notes receivable		1,357,742	2,311,142
Accounts receivable	13(1)	1,430,454	1,547,731
Advances to suppliers		63,009	1,759
Dividends receivable		57,728	—
Other receivables	13(2)	21,654	25,282
Inventories		7,343,124	8,634,949
Other current assets		154,199	202,326

Total current assets		10,696,322	12,801,637

Non-current assets
Long-term equity investments	13(3)	4,096,167	4,217,064
Investment properties		419,269	425,892
Fixed assets	13(4)	15,466,391	16,340,739
Construction in progress	13(5)	531,219	456,823
Intangible assets		366,451	372,607
Long-term prepaid expenses		333,667	442,226
Deferred tax assets		695,551	681,293

Total non-current assets		21,908,715	22,936,644

Total assets		32,605,037	35,738,281

BALANCE SHEETS (continued)

AS AT 30 JUNE 2014

(All amounts in thousands of Renminbi Yuan unless otherwise stated) [English Translation for Reference Only]
LIABILITIES AND SHAREHOLDERS’ EQUITY	Note	30 JUNE 2014 (UNAUDITED)	31 DECEMBER 2013
Current liabilities
Short-term borrowings		7,496,400	6,522,336
Accounts payable		5,080,619	7,853,598
Advances from customers		296,554	441,266
Employee benefits payable		37,925	36,107
Taxes payable		771,204	821,586
Interest payable		15,167	10,615
Dividends payable		560,258	20,918
Other payables		626,725	1,045,905
Current portion of non-current liabilities		615,280	609,690

Total current liabilities		15,500,132	17,362,021

Non-current liabilities
Long-term borrowings		—	600,000
Other non-current liabilities		175,000	180,000

Total non-current liabilities		175,000	780,000

Total liabilities		15,675,132	18,142,021

Shareholders’ equity
Share capital		10,800,000	10,800,000
Capital surplus		493,922	493,922
Specific reserve		26,656	—
Surplus reserve		4,173,831	4,173,831
Undistributed profits		1,435,496	2,128,507

Total equity attributable to equity shareholders of the Company		16,929,905	17,596,260

Minority interests		—	—

Total shareholders’ equity		16,929,905	17,596,260

Total liabilities and shareholders’ equity		32,605,037	35,738,281

The accompanying notes form an integral part of these financial statements.

Chairman and General Manager	Director and Chief Financial Officer	Deputy Chief Financial Officer and Accounting Chief
Wang Zhiqing	Ye Guohua	Hua Xin

CONSOLIDATED INCOME STATEMENTS

FOR THE SIX MONTHS ENDED 30 JUNE 2014

(All amounts in thousands of Renminbi Yuan unless otherwise stated) [English Translation for Reference Only]
		Six months ended 30 June
Items	Note	2014 (UNAUDITED)	2013
Revenue	5(36)	51,374,277	57,110,922
Less: Cost of sales	5(36)	45,017,696	50,019,472
Taxes and surcharges	5(37)	4,654,222	4,923,735
Selling and distribution expenses	5(38)	273,907	334,802
General and administrative expenses	5(39)	1,224,420	1,325,241
Financial expenses/(income) - net	5(40)	279,343	(149,729)
Asset impairment losses	5(42)	22,843	23,919
Investment loss/(income)	5(41)	65,716	(8,157)
Including: Share of loss/(profit) of associates and joint ventures		65,716	(8,157)

Operating (loss)/profit		(163,870)	641,639
Add: Non-operating income	5(43)	25,355	7,943
Less: Non-operating expenses	5(44)	30,246	40,260
Including: losses on disposal of non-current assets		13,425	20,314

Total (loss)/profit		(168,761)	609,322

Less: Income tax expenses	5(45)	(6,856)	167,015

Net (loss)/profit		(161,905)	442,307

Attributable to shareholders of the Company		(164,911)	438,020
Minority interests		3,006	4,287

(Loss)/Earnings per share
Basic (loss)/earnings per share(RMB)	5(46)	(0.015)	0.041
Diluted (loss)/earnings per share(RMB)	5(46)	(0.015)	0.041

Other comprehensive income		—	—

Total comprehensive (loss)/income		(161,905)	442,307

Attributable to shareholders of the Company		(164,911)	438,020
Minority interests		3,006	4,287

The accompanying notes form an integral part of these financial statements.

Chairman and General Manager	Director and Chief Financial Officer	Deputy Chief Financial Officer and Accounting Chief
Wang Zhiqing	Ye Guohua	Hua Xin

INCOME STATEMENTS

FOR THE SIX MONTHS ENDED 30 JUNE 2014

(All amounts in thousands of Renminbi Yuan unless otherwise stated) [English Translation for Reference Only]
		Six months ended 30 June
Items	Note	2014 (UNAUDITED)	2013
Revenue	13(6)	43,680,675	50,369,127
Less: Cost of sales	13(6)	37,470,279	43,385,622
Taxes and surcharges		4,650,903	4,921,486
Selling and distribution expenses		208,067	260,476
General and administrative expenses		1,152,924	1,245,455
Financial expenses/(income) - net		255,314	(125,788)
Asset impairment losses		38,313	38,766
Investment loss/(income)	13(7)	66,631	(5,441)
Including: Share of loss/(profit) of associates and joint ventures		74,710	2,638

Operating (loss)/profit		(161,756)	648,551
Add: Non-operating income		24,721	6,437
Less: Non-operating expenses		30,234	40,112
Including: losses on disposal of non-current assets		13,422	20,306

Total (loss)/profit		(167,269)	614,876

Less: Income tax expenses		(14,258)	159,574

Net (loss)/profit		(153,011)	455,302

Other comprehensive income		—	—

Total comprehensive (loss)/income		(153,011)	455,302

The accompanying notes form an integral part of these financial statements.

Chairman and General Manager	Director and Chief Financial Officer	Deputy Chief Financial Officer and Accounting Chief
Wang Zhiqing	Ye Guohua	Hua Xin

CONSOLIDATED CASH FLOW STATEMENTS

FOR THE SIX MONTHS ENDED 30 JUNE 2014

(All amounts in thousands of Renminbi Yuan unless otherwise stated) [English Translation for Reference Only]
		Six months ended 30 June
Items	Note	2014 (UNAUDITED)	2013
Cash flows from operating activities
Cash received from sales of goods or rendering of services		60,118,351	64,970,200
Refund of taxes and surcharges		8,744	17,405
Cash received relating to other operating activities	5(47)	12,749	13,696

Sub-total of cash inflows		60,139,844	65,001,301

Cash paid for goods and services		(51,692,730)	(54,298,982)
Cash paid to and on behalf of employees		(1,315,129)	(1,325,102)
Payments of taxes and surcharges		(6,010,938)	(5,707,812)
Cash paid relating to other operating activities	5(47)	(284,599)	(293,674)

Sub-total of cash outflows		(59,303,396)	(61,625,570)

Net cash flows generated from operating activities	5(48)	836,448	3,375,731

Cash flows from investing activities
Cash received from entrusted lendings		30,000	30,000
Cash received from returns on investments		24,547	37,664
Net cash received from disposal of fixed assets		5,189	2,785
Cash received relating to other investing activities	5(47)	34,426	40,468

Sub-total of cash inflows		94,162	110,917

Cash paid to acquire fixed assets and other long-term assets		(418,272)	(623,055)
Cash payment of entrusted lendings		(38,000)	(30,000)
Investment in an associate		(11,541)	—

Sub-total of cash outflows		(467,813)	(653,055)

Net cash flows used in investing activities		(373,651)	(542,138)

CONSOLIDATED CASH FLOW STATEMENTS (continued)

FOR THE SIX MONTHS ENDED 30 JUNE 2014

(All amounts in thousands of Renminbi Yuan unless otherwise stated) [English Translation for Reference Only]
Items	Note	Six months ended 30 June
		2014 (UNAUDITED)	2013
Cash flows from financing activities
Cash received from borrowings		26,442,894	30,622,173

Sub-total of cash inflows		26,442,894	30,622,173

Cash repayments of borrowings		(26,512,307)	(33,125,198)
Cash paid for distribution of dividends or profits and interest expenses		(204,566)	(201,238)
Including: Cash payments for dividends or profit to minority shareholders of subsidiaries		(4,129)	(17,895)

Sub-total of cash outflows		(26,716,873)	(33,326,436)

Net cash flows used in financing activities		(273,979)	(2,704,263)

Effect of foreign exchange rate changes on cash and cash equivalents		105	2,414

Net increase in cash and cash equivalents		188,923	131,744
Add: Cash and cash equivalents at beginning of the period	5(1)	133,256	160,962

Cash and cash equivalents at end of the period	5(1)	322,179	292,706

The accompanying notes form an integral part of these financial statements.

Chairman and General Manager	Director and Chief Financial Officer	Deputy Chief Financial Officer and Accounting Chief
Wang Zhiqing	Ye Guohua	Hua Xin

CASH FLOW STATEMENTS

FOR THE SIX MONTHS ENDED 30 JUNE 2014

(All amounts in thousands of Renminbi Yuan unless otherwise stated) [English Translation for Reference Only]
		Six months ended 30 June
Items	Note	2014 (UNAUDITED)	2013
Cash flows from operating activities
Cash received from sales of goods or rendering of services		51,488,974	58,176,748
Refund of taxes and surcharges		492	468
Cash received relating to other operating activities		12,048	30,751

Sub-total of cash inflows		51,501,514	58,207,967

Cash paid for goods and services		(43,299,776)	(47,639,895)
Cash paid to and on behalf of employees		(1,232,856)	(1,243,263)
Payments of taxes and surcharges		(5,980,078)	(5,690,114)
Cash paid relating to other operating activities		(512,380)	(254,333)

Sub-total of cash outflows		(51,025,090)	(54,827,605)

Net cash flows generated from operating activities		476,424	3,380,362

Cash flows from investing activities
Cash received from entrusted lendings		—	—
Cash received from returns on investments		8,079	8,079
Net cash received from disposal of fixed assets		5,173	746
Cash received relating to other investing activities		32,315	38,373

Sub-total of cash inflows		45,567	47,198

Cash paid to acquire fixed assets and other long-term assets		(418,095)	(618,950)
Cash payment of entrusted lendings		—	—
Investment in an associate		(11,541)	—

Sub-total of cash outflows		(429,636)	(618,950)

Net cash flows used in investing activities		(384,069)	(571,752)

CASH FLOW STATEMENTS (continued)

FOR THE SIX MONTHS ENDED 30 JUNE 2014

(All amounts in thousands of Renminbi Yuan unless otherwise stated) [English Translation for Reference Only]
		Six months ended 30 June
Items	Note	2014 (UNAUDITED)	2013
Cash flows from financing activities
Cash received from borrowings		26,795,894	30,575,163

Sub-total of cash inflows		26,795,894	30,575,163

Cash repayments of borrowings		(26,499,797)	(33,097,798)
Cash paid for distribution of dividends or profits and interest expenses		(198,497)	(182,969)
Including: Cash payments for dividends or profit to minority shareholders of subsidiaries		—	—

Sub-total of cash outflows		(26,698,294)	(33,280,767)

Net cash flows generated from/(used in) financing activities		97,600	(2,705,604)

Effect of foreign exchange rate changes on cash and cash equivalents		9	(26)

Net increase in cash and cash equivalents		189,964	102,980
Add: Cash and cash equivalents at beginning of the period		78,448	119,148

Cash and cash equivalents at end of the period		268,412	222,128

The accompanying notes form an integral part of these financial statements.

Chairman and General Manager	Director and Chief Financial Officer	Deputy Chief Financial Officer and Accounting Chief
Wang Zhiqing	Ye Guohua	Hua Xin

CONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDERS’ EQUITY

FOR THE SIX MONTHS ENDED 30 JUNE 2014

(All amounts in thousands of Renminbi Yuan unless otherwise stated)
[English Translation for Reference Only]
		Attributable to equity shareholders of the Company					Minority interests	Total shareholders’ equity
Items	Note	Share capital	Capital surplus	Specific reserve	Surplus reserve	Undistributed profits
Balance at 1 January 2013		7,200,000	2,914,763	8,179	5,151,770	915,707	266,783	16,457,202

Movements for the six months ended 30 June 2013
Net profit for the period		—	—	—	—	438,020	4,287	442,307
Appropriation of profits
Distributions to shareholders	5(34)	—	—	—	—	—	(17,894)	(17,894)
Specific reserve
Accrued	5(32)	—	—	62,343	—	—	—	62,343
Utilised	5(32)	—	—	(36,398)	—	—	—	(36,398)

Balance at 30 June 2013		7,200,000	2,914,763	34,124	5,151,770	1,353,727	253,176	16,907,560

Balance at 1 January 2014		10,800,000	493,922	5,832	4,173,831	2,358,032	259,062	18,090,679

Movements for the six months ended 30 June 2014 (unaudited)
Net (loss)/profit for the period		—	—	—	—	(164,911)	3,006	(161,905)
Appropriation of profits
Distributions to shareholders	5(34)	—	—	—	—	(540,000)	(4,129)	(544,129)
Specific reserve
Accrued	5(32)	—	—	83,900	—	—	—	83,900
Utilised	5(32)	—	—	(56,977)	—	—	—	(56,977)

Balance at 30 June 2014 (unaudited)		10,800,000	493,922	32,755	4,173,831	1,653,121	257,939	17,411,568

The accompanying notes form an integral part of these financial statements.

Chairman and General Manager	Director and Chief Financial Officer	Deputy Chief Financial Officer and Accounting Chief
Wang Zhiqing	Ye Guohua	Hua Xin

STATEMENT OF CHANGES IN SHAREHOLDERS’ EQUITY

FOR THE SIX MONTHS ENDED 30 JUNE 2014

	(All amounts in thousands of Renminbi Yuan unless otherwise stated) [English Translation for Reference Only]
Items	Note	Share capital	Capital surplus	Specific reserve	Surplus reserve	Undistributed profits	Total shareholders’ equity
Balance at 1 January 2013		7,200,000	2,914,763	—	5,151,770	677,535	15,944,068

Movements for the six months ended 30 June 2013
Net profit for the period		—	—	—	—	455,302	455,302
Specific reserve
Accrued		—	—	59,200	—	—	59,200
Utilised		—	—	(34,796)	—	—	(34,796)

Balance at 30 June 2013		—	2,914,763	24,404	5,151,770	1,132,837	16,423,774

Balance at 1 January 2014		10,800,000	493,922	—	4,173,831	2,128,507	17,596,260

Movements for the six months ended 30 June 2014 (unaudited)
Net loss for the period		—	—	—	—	(153,011)	(153,011)
Appropriation of profits
Distributions to shareholders		—	—	—	—	(540,000)	(540,000)
Specific reserve
Accrued		—	—	81,700	—	—	81,700
Utilised		—	—	(55,044)	—	—	(55,044)

Balance at 30 June 2014 (unaudited)		10,800,000	493,922	26,656	4,173,831	1,435,496	16,929,905

The accompanying notes form an integral part of these financial statements.

Chairman and General Manager	Director and Chief Financial Officer	Deputy Chief Financial Officer and Accounting Chief
Wang Zhiqing	Ye Guohua	Hua Xin

NOTES TO THE FINANCIAL STATEMENTS

FOR THE SIX MONTHS ENDED 30 JUNE 2014

(All amounts in thousands of Renminbi Yuan unless otherwise stated)

[English Translation for Reference Only]

1	General information

Sinopec Shanghai Petrochemical Company Limited (“the Company”), formerly Shanghai Petrochemical Company Limited, was established in the People’s Republic of China (“the PRC”) on 29 June 1993 as a joint stock limited company to hold the assets and liabilities of the production divisions and certain other units of the Shanghai Petrochemical Complex (“SPC”), a state-owned enterprise. Shanghai Petrochemical Complex was under the direct supervision of China Petrochemical Corporation (“Sinopec Group”) in the establishment.

Sinopec Group completed its reorganisation on 25 February 2000. After the reorganisation, China Petroleum & Chemical Corporation (“Sinopec Corp.”) was established. As part of the reorganisation, Sinopec Group transferred its 4,000,000,000 of the Company’s state-owned legal shares, which represented 55.56 percent of the issued share capital of the Company, to Sinopec Corp..

The Company changed its name to Sinopec Shanghai Petrochemical Company Limited on 12 October 2000. Sinopec Corp. became the largest shareholder of the Company.

Pursuant to the ‘Approval on matters relating to the Share Segregation Reform of Sinopec Shanghai Petrochemical Company Limited’ issued by the State-owned Assets Supervision and Administration Commission of the State Council (State Owned Property [2013] No.443), a General Meeting of A share shareholders was held on 8 July 2013 and passed the resolution of ‘Share Segregation Reform of Sinopec Shanghai Petrochemical Company Limited (Amendment)’ (“the share segregation reform resolution”) which was published by the Company on Shanghai Stock Exchange (“SSE”) website on 20 June 2013.

According to the Share Segregation Reform Resolution, the controlling shareholder of the Company, Sinopec Corp., offered shareholders of circulating A shares 5 shares for every 10 circulating A shares they held on 16 August 2013, aggregating 360,000,000 A shares, for the purpose of obtaining the listing rights of its non-circulating shares in the A Shares market. From 20 August 2013 (“the circulation date”), all the Company’s non-circulating A shares have been granted circulating rights on Shanghai Stock Exchange(“SSE”). As part of the restricted conditions, Sinopec Corp. committed that all the 3,640,000,000 A shares held were not allowed to be traded on SSE or transferred within 12 months from the circulation date (“the restriction period”). After the restriction period, Sinopec Corp. can only sell no more than 5 and 10 percent of its total shares within 12 and 24 months, respectively. The former 150,000,000 non-circulating A shares held by social legal persons were also prohibited to be traded on SSE or transferred within 12 months from the circulation date. Meanwhile, Sinopec Corp. also committed in the Share Segregation Reform Resolution that a scheme of converting surplus to share capital (no less than 4 shares for every 10 shares) will be proposed on the board of directors and shareholders meetings within 6 months after the circulation date.

NOTES TO THE FINANCIAL STATEMENTS (continued)

FOR THE SIX MONTHS ENDED 30 JUNE 2014

(All amounts in thousands of Renminbi Yuan unless otherwise stated)

[English Translation for Reference Only]

1	General information (continued)

The 15th Meeting of the 7th term of Board of Directors was held on 28 August 2013 and the Company proposed and passed a resolution regarding interim cash dividend for the first half year of 2013 and the conversion of share premium and surplus reserve to share capital. The resolution included a distribution of 5 shares and a cash dividend distribution of RMB 0.5 (tax included) for every 10 shares based on the 7,200,000 thousands ordinary shares as at 30 June 2013. Among the 5 shares distributed, 3.36 shares were converted from share premium of RMB 2,420,841 thousands and 1.64 shares were converted from surplus reserves of RMB 1,179,159 thousands. The resolution were approved by the extraordinary general meeting of shareholders, A share class shareholders meeting and H share class shareholders meeting on 22 Oct 2013, respectively. As at 30 June 2014, the total share capital of the Company was 10.8 billion. The above capital reserve and surplus reserve fund conversion was verified by PricewaterhouseCoopers Zhong tian LLP and a capital verification report (PwC ZT Yan Zi (2014) No. 131) was issued on 12 March 2014.

The Company and its subsidiaries (“the Group”) is a highly integrated entity which processes crude oil into synthetic fibres, resins and plastics, intermediate petrochemicals and petroleum products.

Details of the Company’s principal subsidiaries are set out in Note 4 “Business combination and consolidated financial statements”.

These financial statements were authorised for issue by the Board of Directors on 28 August 2014.

2	Summary of significant accounting policies and accounting estimates

(1)	Basis of preparation

The financial statements have been prepared in accordance with the Basic Standard and 38 specific standards of the Accounting Standards for Business Enterprises issued by the Ministry of Finance on 15 February 2006 and subsequent period, and the Application Guidance for Accounting Standard for Business Enterprises, Interpretation of Accounting Standards for Business Enterprises and other relevant regulations issued thereafter (hereafter referred to as “the Accounting Standard for Business Enterprises” or “CAS”) and disclosure requirements in the Preparation Convention of Information Disclosure by Companies Offering Securities to the Public No.15 - General Provisions on Financial Reporting (revised 2010) issued by the China Securities Regulatory Commission.

(2)	Statement of compliance with the Accounting Standards for Business Enterprises

The financial statements of the Company for the six months ended 30 June 2014 are in compliance with the Accounting Standards for Business Enterprises, and truly and completely present the financial position as of 30 June 2014 and the operating results, cash flows and other information for the period then ended of the Group and the Company.

NOTES TO THE FINANCIAL STATEMENTS (continued)

FOR THE SIX MONTHS ENDED 30 JUNE 2014

(All amounts in thousands of Renminbi Yuan unless otherwise stated)

[English Translation for Reference Only]

2	Summary of significant accounting policies and accounting estimates (continued)

(3)	Accounting period

The Company’s accounting year starts on 1 January and ends on 31 December. The financial statements cover period from 1 January 2014 to 30 June 2014.

(4)	Recording currency

The recording currency is Renminbi (RMB).

(5)	Business combinations

(a)	Business combinations involving enterprises under common control

The consideration paid and net assets obtained by the absorbing party in a business combination are measured at the carrying amount. The difference between the carrying amount of the net assets obtained from and the carrying amount of the consideration paid for the combination is treated as an adjustment to capital surplus (capital premium). If the capital surplus (capital premium) is not sufficient to absorb the difference, the remaining balance is adjusted against undistributed profits. Costs directly attributable to the combination are included in profit or loss in the period in which they are incurred. Transaction costs associated with the issue of equity or debt securities for the business combination are included in the initially recognised amounts of the equity or debt securities.

(b)	Business combinations involving enterprises not under common control

The cost of combination and identifiable net assets obtained by the acquirer in a business combination are measured at fair value at the acquisition date. Where the cost of the combination exceeds the acquirer’s interest in the fair value of the acquiree’s identifiable net assets, the difference is recognised as goodwill; where the cost of combination is lower than the acquirer’s interest in the fair value of the acquiree’s identifiable net assets, the difference is recognised in profit or loss for the current period. Costs directly attributable to the combination are included in profit or loss in the period in which they are incurred. Transaction costs associated with the issue of equity or debt securities for the business combination are included in the initially recognised amounts of the equity or debt securities.

NOTES TO THE FINANCIAL STATEMENTS (continued)

FOR THE SIX MONTHS ENDED 30 JUNE 2014

(All amounts in thousands of Renminbi Yuan unless otherwise stated)

[English Translation for Reference Only]

2	Summary of significant accounting policies and accounting estimates (continued)

(6)	Preparation of consolidated financial statements

The consolidated financial statements comprise the financial statements of the Company and all of its subsidiaries.

Subsidiaries are consolidated from the date on which the Group obtains control and are de-consolidated from the date that such control ceases. For a subsidiary that is acquired in a business combination involving enterprises under common control, it is included in the consolidated financial statements from the date when it, together with the Company, comes under common control of the ultimate controlling party. The portion of the net profits realised before the combination date is presented separately in the consolidated income statement.

In preparing the consolidated financial statements, where the accounting policies and the accounting periods are inconsistent between the Company and subsidiaries, the financial statements of the subsidiaries are adjusted in accordance with the accounting policies and the accounting period of the Company. For subsidiaries acquired from business combinations involving enterprises not under common control, the individual financial statements of the subsidiaries are adjusted based on the fair value of the identifiable net assets at the acquisition date.

All significant intra-group balances, transactions and unrealised profits are eliminated in the consolidated financial statements. The portion of subsidiaries’ equity and the portion of subsidiaries’ net profits and losses for the period not attributable to Company are recognised as minority interests and presented separately in the consolidated financial statements under equity and net profits, respectively.

(7)	Cash and cash equivalents

Cash and cash equivalents comprise cash on hand, deposits that can be readily drawn on demand, and short-term and highly liquid investments that are readily convertible to known amounts of cash and which are subject to an insignificant risk of changes in value.

(8)	Foreign currency translation

Foreign currency transactions

Foreign currency transactions are translated into RMB using the exchange rates prevailing at the dates of the transactions.

At the balance sheet date, monetary items denominated in foreign currencies are translated into RMB using the spot exchange rates on the balance sheet date. Exchange differences arising from these translations are recognised in profit or loss for the current period, except for those attributable to foreign currency borrowings that have been taken out specifically for the acquisition or construction of qualifying assets, which are capitalised as part of the cost of those assets. Non-monetary items denominated in foreign currencies that are measured at historical costs are translated into RMB at the balance sheet date using the spot exchange rates at the date of the transactions. The effect of exchange rate changes on cash is presented separately in the cash flow statement.

NOTES TO THE FINANCIAL STATEMENTS (continued)

FOR THE SIX MONTHS ENDED 30 JUNE 2014

(All amounts in thousands of Renminbi Yuan unless otherwise stated)

[English Translation for Reference Only]

2	Summary of significant accounting policies and accounting estimates (continued)

(9)	Financial Instruments

(a)	Financial Assets

(i)	Financial assets classification

Financial assets are classified into the following categories at initial recognition: financial assets at fair value through profit or loss, receivables, available-for-sale financial assets and held-to-maturity investments. The classification of financial assets depends on the Group’s intention and ability to hold the financial assets.

Financial assets at fair value through profit or loss

Financial assets at fair value through profit or loss include financial assets held for the purpose of selling in the short term. They are presented as financial assets held for trading on the balance sheet.

Receivables

Receivables are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market.

Available-for-sale financial assets

Available-for-sale financial assets are non-derivative financial assets that are either designated in this category or not classified in any of the other categories at initial recognition. Available-for-sale financial assets are included in other current assets on the balance sheet if management intends to dispose of them within 12 months after the balance sheet date.

Held-to-maturity investments

Held-to-maturity investments are non-derivative financial assets with fixed maturity and fixed or determinable payments that management has the positive intention and ability to hold to maturity. Held-to-maturity investments with maturities over 12 months when the investments were made but are due within 12 months at the balance sheet date are included in the current portion of non-current assets; held-to maturity investments with maturities no more than 12 months when the investments were made are included in other current assets.

NOTES TO THE FINANCIAL STATEMENTS (continued)

FOR THE SIX MONTHS ENDED 30 JUNE 2014

(All amounts in thousands of Renminbi Yuan unless otherwise stated)

[English Translation for Reference Only]

2	Summary of significant accounting policies and accounting estimates (continued)

(9)	Financial Instruments (continued)

(a)	Financial Assets (continued)

(ii)	Recognition and measurement

Financial assets are recognised at fair value on the balance sheet when the Group becomes a party to the contractual provisions of the financial instrument. In the case of financial assets at fair value through profit or loss, the related transaction costs incurred at the time of acquisition are recognised in profit or loss for the current period. For other financial assets, transaction costs that are attributable to the acquisition of the financial assets are included in their initially recognised amounts.

Financial assets at fair value through profit or loss and available-for-sale financial assets are subsequently measured at fair value. Investments in equity instruments are measured at cost when they do not have a quoted market price in an active market and whose fair value cannot be reliably measured. Receivables and held-to-maturity investments are measured at amortised cost using the effective interest method.

Gains or losses arising from change in fair value of financial assets at fair value through profit or loss are recognised in profit or loss. Interests and cash dividends received during the period in which such financial assets are held, as well as the gains or losses arising from disposal of these assets are recognised in profit or loss for the current year.

Gains or losses arising from change in fair value of available-for-sale financial assets are recognised directly in equity, except for impairment losses and foreign exchange gains and losses arising from translation of monetary financial assets. When such financial assets are derecognised, the cumulative gains or losses previously recognised directly into equity are recycled into profit or loss for the current period. Interests on available-for-sale investments in debt instruments calculated using the effective interest method during the period in which such investments are held and cash dividends declared by the investee on available-for-sale investments in equity instruments are recognised as investment income, which is recognised in profit or loss for the period.

NOTES TO THE FINANCIAL STATEMENTS (continued)

FOR THE SIX MONTHS ENDED 30 JUNE 2014

(All amounts in thousands of Renminbi Yuan unless otherwise stated)

[English Translation for Reference Only]

2	Summary of significant accounting policies and accounting estimates (continued)

(9)	Financial Instruments (continued)

(a)	Financial Assets (continued)

(iii)	Impairment of financial assets

The Group assesses the carrying amounts of financial assets other than those at fair value through profit or loss at each balance sheet date. If there is objective evidence that a financial asset is impaired, the Group shall determine the amount of impairment loss.

A financial asset is impaired and impairment losses are incurred only if there is objective evidence of impairment as a result of one or more events that occurred after the initial recognition of the asset (a ‘loss event’) and that loss event (or events) has an impact on the estimated future cash flows of the financial asset or group of financial assets that can be reliably estimated.

The objective evidence that indicate the impairment of available-for-sale investment in equity instruments includes a significant or prolonged decline in the fair value of available-for-sale investment in equity instruments. The Group assesses all kinds of available-for-sale investments in equity instruments individually at balance sheet date. Impairment loss should be recognized if the fair value of investments in equity instruments is less than 50% (50% inclusive) of its initial investment cost or in the case that the fair value has been less than the initial investment cost for more than one year (one year inclusive). The Group will consider other relevant factors, such as the price volatility, to determine whether an impairment loss should be recognised for the equity instrument if the decline in the fair value of an equity instrument is more than 20% (20% inclusive) but less than 50% of its initial investment cost.

When an impairment loss on a financial asset carried at amortised cost has occurred, the amount of loss is provided for at the difference between the asset’s carrying amount and the present value of its estimated future cash flows (excluding future credit losses that have not been incurred). If there is objective evidence that the value of the financial asset recovered and the recovery is related objectively to an event occurring after the impairment was recognised, the previously recognised impairment loss is reversed and the amount of reversal is recognised in profit or loss.

In the case of impairment of available-for-sale financial assets, the cumulative loss arising from the decline in fair value that had been recognised directly in equity is removed from equity and recognised in impairment loss. For an investment in debt instrument classified as available-for-sale on which impairment losses have been recognised, if, in a subsequent period, it’s fair value increases and the increase can be objectively related to an event occurring after the impairment loss was recognized in profit or loss, the previously recognised impairment loss is reversed and recognized in profit or loss for the current year. For an investment in an equity instrument classified as available-for-sale on which impairment losses have been recognised, the increase in its fair value in a subsequent period is recognised in equity directly.

NOTES TO THE FINANCIAL STATEMENTS (continued)

FOR THE SIX MONTHS ENDED 30 JUNE 2014

(All amounts in thousands of Renminbi Yuan unless otherwise stated)

[English Translation for Reference Only]

2	Summary of significant accounting policies and accounting estimates (continued)

(9)	Financial Instruments (continued)

(a)	Financial Assets (continued)

(iv)	Derecognition of financial assets

A financial asset is derecognised when it meets one of the following conditions:

•	If the Group’s contractual rights to the cash flows from the financial asset expire.

•	Or if the Group transfers substantially all the risks and rewards of ownership of the financial asset to another party.

•	Or if the Group has neither transferred nor retained substantially all of the risks and rewards of the asset, but the Group has ceased the control over the financial asset.

On derecognition of a financial asset, the difference between the carrying amount and the aggregate consideration received and the accumulative amount of the changes of fair value originally recorded in the shareholders’ equity is recognised in profit or loss.

(b)	Financial liabilities

Financial liabilities are classified into the following categories at initial recognition: financial liabilities at fair value through profit or loss and other financial liabilities. Financial liabilities of the Group mainly comprise of other financial liabilities, including payables and borrowings.

Payables include accounts payable, notes payable and other payables, etc, which are initially recorded at fair value and measured subsequently at amortised cost using the effective interest method subsequently.

Borrowings are recorded initially at fair value, net of transaction costs incurred, and subsequently carried at amortised cost using the effective interest method.

Other financial liabilities with maturities no more than one year (including one year) are classified as current liabilities. Other financial liabilities with maturity over one year but are due within one year (including one year) at balance sheet date are classified as the current portion of non-current liabilities. Others are classified as non-current liabilities.

A financial liability shall be derecognised or partly derecognised when the current obligation is discharged or partly discharged. The difference between the carrying amount of the derecognised portion of the financial liability and the consideration paid shall be recognised in profit or loss.

NOTES TO THE FINANCIAL STATEMENTS (continued)

FOR THE SIX MONTHS ENDED 30 JUNE 2014

(All amounts in thousands of Renminbi Yuan unless otherwise stated)

[English Translation for Reference Only]

2	Summary of significant accounting policies and accounting estimates (continued)

(9)	Financial Instruments (continued)

(c)	Determination of fair value of financial instruments

The fair value of a financial instrument that is traded in an active market is determined at the quoted price in the active market. The fair value of a financial instrument that is not traded in an active market is determined by using a valuation technique which is applicable in the current situation and support with enough available data and other information. Valuation techniques mainly include market approach and income approach. When a valuation technique is used to establish the fair value of a financial instrument, it chooses the inputs which are consistent with the asset or liability’s characteristics considered by market participants in the transaction of the relevant asset or liability and makes the maximum use of relevant observable inputs. Unobservable inputs are used when it is unavailable or impracticable to obtain relevant observable inputs.

(10)	Receivables

Receivables comprise accounts receivable and other receivables. Accounts receivable arising from sale of goods or rendering of services are initially recognised at fair value of the contractual payments from the buyers or service recipients.

(a)	Receivables that are individually significant and subject to separate provision

Receivables with amounts that are individually significant are subject to separate assessment for impairment. If there exists objective evidence that the Group will not be able to collect the amount under the original terms, a provision for bad debts of that receivable is made.

Judgement basis or criteria for receivables that are individually significant is over RMB 10,000 thousands.

Provision for bad debts for receivables that are individually significant and assessed individually is made at the difference between its carrying amount and the present value of its estimated future cash flows.

(b)	Receivables that are combined into certain groups and subject to provision by groups

Receivables with amounts that are not individually significant and those receivables that have been individually assessed for impairment and have not been found impaired are classified into certain groupings based on their credit risk characteristics. The provision for bad debts is determined based on the historical loss experience for the groupings of receivables with similar credit risk characteristics, taking into consideration of the current circumstances.

NOTES TO THE FINANCIAL STATEMENTS (continued)

FOR THE SIX MONTHS ENDED 30 JUNE 2014

(All amounts in thousands of Renminbi Yuan unless otherwise stated)

[English Translation for Reference Only]

2	Summary of significant accounting policies and accounting estimates (continued)

(10)	Receivables (continued)

(b)	Receivables that are combined into certain groups and subject to provision by groups (continued)

Basis for determination of groups is as follows:

Group Name	Criteria
Group 1	Groups of receivables with similar credit risk characteristics
Group 2	Receivables for related parties except for the accounts receivables that are individually significant and subject to separate provision

Method for provision by groups are summarised as followed:

Group Name	Method for provision
Group 1	Ageing analysis method
Group 2	Percentage of bad debt provision is 0%

Ratios of provision for bad debts used in the ageing analysis method for groups are as follows:

	Provisions as a percentage of accounts receivable	Provisions as a percentage of other receivables
Within one year	—	—
Over one year but within two years	30%	30%
Over two years but within three years	60%	60%
Over three years	100%	100%

(c)	Receivables that are individually insignificant but subject to separate provision

If there exists objective evidence that the Group will not be able to collect the amount under the original terms.

The impairment loss and the provision for bad debts are determined based on the amount of the present value of the future cash flows expected to be derived from the asset below the carrying amount.

(d)	When the Group transfers the accounts receivable to the financial institutions without recourse, the difference between the proceeds received from the transaction and their carrying amounts and the related taxes is recognised in profit or loss for the current period.

NOTES TO THE FINANCIAL STATEMENTS (continued)

FOR THE SIX MONTHS ENDED 30 JUNE 2014

(All amounts in thousands of Renminbi Yuan unless otherwise stated)

[English Translation for Reference Only]

2	Summary of significant accounting policies and accounting estimates (continued)

(11)	Inventories

(a)	Categories of inventories

Inventories include raw materials, work in progress, finished goods, spare parts and consumables, and are measured at the lower of cost and net realisable value.

(b)	Measurement of cost of inventories

Cost is determined using the weighted average method. The cost of finished goods and work in progress comprise raw materials, direct labour and systematically allocated production overhead based on the normal production capacity.

(c)	Basis for determining net realisable value of inventories and method of provision for impairment of inventories

Provision for decline in the value of inventories is determined at the excess amount of the carrying amounts of the inventories over their net realisable value. Net realisable value is determined based on the estimated selling price in the ordinary course of business, less the estimated costs to completion and estimated costs necessary to make the sale and related taxes.

(d)	The Group adopts the perpetual inventory system.

(e)	Amortisation methods for low-value consumables

Low value consumables are expensed upon issuance.

(12)	Long-term equity investment

Long-term equity investments comprise the Company’s long-term equity investments in its subsidiaries, the Group’s long-term equity investments in its joint ventures and associates, as well as the long-term equity investments where the Group does not have control, joint control or significant influence over the investees and which are not quoted in an active market and whose fair value cannot be reliably measured.

Subsidiaries are the investees over which the Company is able to exercise control. Joint ventures are the investees over which the Group is able to exercise joint control together with other venturers. Associates are the investees that the Group has significant influence on their financial and operating policies.

NOTES TO THE FINANCIAL STATEMENTS (continued)

FOR THE SIX MONTHS ENDED 30 JUNE 2014

(All amounts in thousands of Renminbi Yuan unless otherwise stated)

[English Translation for Reference Only]

2	Summary of significant accounting policies and accounting estimates (continued)

(12)	Long-term equity investment (continued)

Investments in subsidiaries are presented in the Company’s financial statements using the cost method, and are adjusted to the equity method when preparing the consolidated financial statements. Investments in joint ventures and associates are accounted for using the equity method. Other long-term equity investments, where the Group does not have control, joint control or significant influence over the investee and which are not quoted in an active market and whose fair value cannot be reliably measured, are accounted for using the cost method.

(a)	Initial recognition

For long-term equity investments acquired through a business combination: The initial investment cost of a long-term equity investment obtained through a business combination involving enterprises under common control is the Company’s share of the carrying amount of the subsidiary’s equity at the combination date. For a long-term equity investment obtained through a business combination not involving enterprises under common control, the initial investment cost is the combined cost issued by the Company, in exchange for control of the acquire.

For long-term equity investment acquired other than through a business combination, the initial investment cost is recognised at the actual consideration paid if the Group acquires the investment by cash, or at the fair value of the equity securities issued if an investment is acquired by issuing equity securities.

(b)	Subsequent measurement

Under the cost method of accounting, long-term equity investments are measured at initial investment cost, investment income is recognised in profit or loss for the cash dividends or profit distribution declared by the investee.

For long-term equity investments accounted for using the equity method, where the initial investment cost exceeds the fair value of the Group’s share of the investee’s identifiable net assets at the time of acquisition, the investment is initially measured at cost; Where the initial investment cost is less than the fair value of the Group’s share of the investee’s identifiable net assets at the time of acquisition, the difference is included in profit or loss for the current period and the cost of the long-term equity investment is adjusted upwards accordingly.

NOTES TO THE FINANCIAL STATEMENTS (continued)

FOR THE SIX MONTHS ENDED 30 JUNE 2014

(All amounts in thousands of Renminbi Yuan unless otherwise stated)

[English Translation for Reference Only]

2	Summary of significant accounting policies and accounting estimates (continued)

(12)	Long-term equity investment (continued)

(b)	Subsequent measurement (continued)

Under the equity method of accounting, the Group recognises the investment income according to its share of net profit or loss of the investee. The Group discontinues recognising its share of net losses of an investee after the carrying amount of the long-term equity investment together with any long-term interests that, in substance, form part of the investor’s net investment in the investee are reduced to zero. However, if the Group has obligations for additional losses and the criteria with respect to recognition of provisions under the accounting standards on contingencies are satisfied, the Group continues recognising the investment losses and the provisions. For changes in shareholders’ equity of the investee other than those arising from its net profit or loss, the Group records its proportionate share directly into capital surplus, provided that the Group’s proportion of shareholding in the investee remains unchanged. The carrying amount of the investment is reduced by the Group’s share of the profit distribution or cash dividends declared by an investee. The unrealised profits or losses arising from the intra-group transactions amongst the Group and its investees are eliminated in proportion to the Group’s equity interest in the investees, and then based on which the investment gain or losses are recognised. For the loss on the intra-group transaction amongst the Group and its investees attributable to asset impairment, and the related unrealised loss is not eliminated.

(c)	Definition of control, joint control or significant influence over the investees

Control refers to the power to govern the financial and operating policies of an investee, so as to obtain benefits from their operating activities. In determining whether the Company is able to exercise control over the investee, the effect of potential voting rights of the investee shall be considered, such as convertible debts and warrants currently exercisable.

Joint control is the contractually agreed sharing of control over an economic activity, and exists only when the strategic financial and operating decisions relating to the activity require the unanimous consent of the parties sharing control.

Significant influence refers to the power to participate in making decisions on the financial and operating policies of an enterprise, but not the power to control, or jointly control, the formulation of such policies with other parties.

(d)	Impairment of Long-term equity investments

The carrying amount of long-term equity investments in subsidiaries, joint ventures and associates shall be reduced to the recoverable amount if the recoverable amount is below the carrying amount (Note 2(19)). For other long-term equity investments which are not quoted in an active market and whose fair value cannot be reliably measured, the excess of its carrying amount over the present value of future cash flows discounted at the prevailing market yield rate for similar financial assets shall be recognised as impairment loss and cannot be reversed once recognised.

NOTES TO THE FINANCIAL STATEMENTS (continued)

FOR THE SIX MONTHS ENDED 30 JUNE 2014

(All amounts in thousands of Renminbi Yuan unless otherwise stated)

[English Translation for Reference Only]

2	Summary of significant accounting policies and accounting estimates (continued)

(13)	Investment properties

Investment properties, including land use rights that have already been leased out, buildings that are held for the purpose of leasing and buildings that is being constructed or developed for future use for leasing, are measured initially at cost. Subsequent expenditures incurred in relation to an investment property are included in the cost of the investment property when it is probable that the associated economic benefits will flow to the Group and their costs can be reliably measured; otherwise, the expenditures are recognised in profit or loss in the period in which they are incurred.

The Group adopts the cost model for subsequent measurement of investment properties. Buildings and land use rights are depreciated or amortised to their estimated net residual values over their estimated useful lives. The estimated useful lives, the estimated net residual values that are expressed as a percentage of cost and the annual depreciation rates of investment properties are as follows:

	Estimated useful lives	Estimated net residual values	Annual depreciation rates
Buildings	30-40 years	3%	2.43%-3.23%

When an investment property is transferred to owner-occupied properties, it is reclassified as fixed asset or intangible asset at the date of the transfer. When an owner-occupied property is transferred out for earning rentals or for capital appreciation, the fixed asset or intangible asset is reclassified as investment properties at its carrying amount at the date of the transfer.

The investment property’s estimated useful life, net residual value and depreciation (amortisation) method applied are reviewed and adjusted as appropriate at each year-end.

An investment property is derecognised on disposal or when the investment property is permanently withdrawn from use and no future economic benefits are expected from its disposal. The net amount of proceeds from sale, transfer, retirement or damage of an investment property after its carrying amount and related taxes and expenses is recognised in profit or loss for the current period.

When the recoverable amount of investment properties is less than its carrying amount, a provision for impairment and an impairment loss are recognised for the amount by which the asset is carrying amount exceeds its recoverable amount (Note 2 (19)).

NOTES TO THE FINANCIAL STATEMENTS (continued)

FOR THE SIX MONTHS ENDED 30 JUNE 2014

(All amounts in thousands of Renminbi Yuan unless otherwise stated)

[English Translation for Reference Only]

2	Summary of significant accounting policies and accounting estimates (continued)

(14)	Fixed assets

(a)	Recognition and initial measurement of fixed assets

Fixed assets comprise buildings, plant and machinery, vehicles and other equipment, etc.

Fixed asset is recognized when it is probable that the associated economic benefits will flow to the Group and the related cost can be reliably measured. Fixed assets purchased or constructed by the Group are initially measured at cost at the time of acquisition. The fixed assets injected by the state-owned shareholder during the restructuring were initially recorded at the valuated amount approved by the relevant authorities managing state-owned assets.

Subsequent expenditures incurred for a fixed asset are included in the cost of the fixed asset when it is probable that the associated economic benefits will flow to the Group and the related cost can be reliably measured. The carrying amount of the replaced part is derecognised. All the other subsequent expenditures are recognised in profit or loss in the period in which they are incurred.

(b)	Depreciation of fixed assets

Fixed assets are depreciated using the straight-line method to allocate the cost of the assets to their estimated residual values over their estimated useful lives. For the fixed assets that have been provided for impairment loss, the related depreciation charge is prospectively determined based upon the adjusted carrying amounts over their remaining useful lives.

The estimated useful lives, the estimated residual values expressed as a percentage of cost and the annual depreciation rates of fixed assets are as follows:

	Estimated useful lives	Estimated residual values	Annual depreciation rates
Buildings	12-40 years	0% to 5%	2.4% to 8.3%
Plant and machinery	12-20 years	0% to 5%	4.8% to 8.3%
Vehicles and other equipment	4-20 years	0% to 5%	4.8% to 25.0%

The estimated useful life, the estimated net residual value of a fixed asset and the depreciation method applied to the asset are reviewed, and adjusted as appropriate at each year-end.

(c)	When the recoverable amount of fixed assets is less than its carrying amount, a provision for impairment and an impairment loss are recognised for the amount by which the asset’s carrying amount exceeds its recoverable amount (Note 2 (19)).

NOTES TO THE FINANCIAL STATEMENTS (continued)

FOR THE SIX MONTHS ENDED 30 JUNE 2014

(All amounts in thousands of Renminbi Yuan unless otherwise stated)

[English Translation for Reference Only]

2	Summary of significant accounting policies and accounting estimates (continued)

(14)	Fixed assets (continued)

(d)	Disposal of fixed assets

A fixed asset is derecognised on disposal or when no future economic benefits are expected from its use or disposal. The amount of proceeds from disposals on sale, transfer, retirement or damage of a fixed asset net of its carrying amount and related taxes and expenses is recognised in profit or loss for the current period.

(15)	Construction in progress

Construction in progress is measured at actual cost. Actual cost comprises construction costs, installation costs, borrowing costs that are eligible for capitalisation and other costs necessary to bring the fixed assets ready for their intended use. Construction in progress is transferred to fixed assets when the assets are ready for their intended use, and depreciation begins from the following month. When the recoverable amount of construction in progress is less than its carrying amount, a provision for impairment and an impairment loss are recognised for the amount by which the asset’s carrying amount exceeds its recoverable amount (Note 2 (19)).

(16)	Borrowing costs

The borrowing costs that are directly attributable to the acquisition and construction of a fixed asset that needs a substantially long period of time for its intended use commence to be capitalised and recorded as part of the cost of the asset when expenditures for the asset and borrowing costs have been incurred, and the activities relating to the acquisition and construction that are necessary to prepare the asset for its intended use have commenced. The capitalisation of borrowing costs ceases when the asset under acquisition or construction becomes ready for its intended use and the borrowing costs incurred thereafter are recognised in profit or loss for the current period. Capitalisation of borrowing costs is suspended during periods in which the acquisition or construction of a fixed asset is interrupted abnormally and the interruption lasts for more than 3 months, until the acquisition or construction is resumed.

For the specific borrowings obtained for the acquisition or construction of a qualifying fixed asset, the amount of borrowing costs eligible for capitalisation is determined by deducting any interest earned from depositing the unused specific borrowings in the banks or any investment income arising on the temporary investment of those borrowing during the capitalisation period.

For the general borrowings obtained for the acquisition or construction of a qualifying fixed asset, the amount of borrowing costs eligible for capitalisation is determined by applying the weighted average effective interest rate of general borrowings used, to the weighted average of the excess amount of cumulative expenditures on the asset over the amount of specific borrowings. The effective interest rate is the rate at which estimated future cash flows during the period of expected duration or shorter period applied discounted to the initial amount of the borrowings.

NOTES TO THE FINANCIAL STATEMENTS (continued)

FOR THE SIX MONTHS ENDED 30 JUNE 2014

(All amounts in thousands of Renminbi Yuan unless otherwise stated)

[English Translation for Reference Only]

2	Summary of significant accounting policies and accounting estimates (continued)

(17)	Intangible assets

Intangible assets include land use rights and patents, and are measured at cost. The intangible assets injected by the state-owned shareholder during the restructuring were initially recorded at the valuated amount approved by the relevant authorities managing state-owned assets.

(a)	Land use rights

Land use rights are amortised on the straight-line basis over their approved use period of 30-50 years. If the acquisition costs of the land use rights and the buildings located thereon cannot be reasonably allocated between the land use rights and the buildings, all of the acquisition costs are recognised as fixed assets.

(b)	Patents

Patents are amortised on a straight-line basis over the patent protection of 10-28 years as stipulated by the laws.

(c)	Periodical review of useful life and amortisation method

For an intangible asset with a finite useful life, review of its useful life and amortisation method is performed at each year-end, with adjustment made as appropriate.

(d)	Research and development

The expenditure on an internal research and development project is classified into expenditure on the research phase and expenditure on the development phase based on its nature and whether there is material uncertainty that the research and development activities can form an intangible asset at end of the project.

Expenditure on the research phase is recognised in profit or loss in the period in which it is incurred. Expenditure on the development phase is capitalised only if all of the following conditions are satisfied:

•	it is technically feasible to complete the intangible asset so that it will be available for use or sale;

•	management intends to complete the intangible asset, and use or sell it;

•	it can be demonstrated how the intangible asset will generate economic benefits;

•	there are adequate technical, financial and other resources to complete the development and the ability to use or sell the intangible asset; and

•	the expenditure attributable to the intangible asset during its development phase can be reliably measured.

NOTES TO THE FINANCIAL STATEMENTS (continued)

FOR THE SIX MONTHS ENDED 30 JUNE 2014

(All amounts in thousands of Renminbi Yuan unless otherwise stated)

[English Translation for Reference Only]

2	Summary of significant accounting policies and accounting estimates (continued)

(17)	Intangible assets (continued)

(d)	Research and development (continued)

Other development expenditures that do not meet the conditions above are recognised in profit or loss in the period in which they are incurred. Development costs previously recognised as expenses are not recognised as an asset in a subsequent period. Capitalised expenditure on the development phase is presented as development costs in the balance sheet and transferred to intangible assets at the date that the asset is ready for its intended use.

(e)	Impairment of intangible assets

When the recoverable amount of an intangible asset is less than its carrying amount, a provision for impairment and an impairment loss are recognised for the amount by which the asset’s carrying amount exceeds its recoverable amount (Note 2 (19)).

(18)	Long-term prepaid expenses

Long-term prepaid expenses mainly include the catalyst expenditures, leasehold improvements and other expenditures that have been incurred but should be recognised as expenses over more than one year in the current and subsequent periods. Long-term prepaid expenses with the book value net of estimated residual value are amortised on the straight-line basis over the expected beneficial periods and are presented at actual expenditure net of accumulated amortisation.

Catalyst expenditures are amortized on a straight-line method within 2 to 5 years.

(19)	Impairment of long-term assets

Fixed assets, construction in progress, intangible assets with finite useful lives, long-term prepaid expenses, investment properties measured using the cost model and long-term equity investments in subsidiaries, joint ventures and associates are tested for impairment if there is any indication that the assets may be impaired at the balance sheet date. If the result of the impairment test indicates that the recoverable amount of an asset is less than its carrying amount, a provision for impairment and an impairment loss are recognised for the amount by which the asset’s carrying amount exceeds its recoverable amount. The recoverable amount is the higher of an asset’s fair value less costs to sell and the present value of the future cash flows expected to be derived from the asset. Provision for asset impairment is determined and recognised on the individual asset basis. If it is not possible to estimate the recoverable amount of an individual asset, the recoverable amount of a group of assets to which the asset belongs is determined. A group of assets is the smallest group of assets that is able to generate independent cash inflows.

Once the above asset impairment loss is recognised, it will not be reversed for the value recovered in the subsequent periods.

NOTES TO THE FINANCIAL STATEMENTS (continued)

FOR THE SIX MONTHS ENDED 30 JUNE 2014

(All amounts in thousands of Renminbi Yuan unless otherwise stated)

[English Translation for Reference Only]

2	Summary of significant accounting policies and accounting estimates (continued)

(20)	Safety production costs

According to the decision of the State Council on Further Strengthing the work of production safety (Guofa No. 2 2004), Shanghai Municipal Government to implement the State Council on Further Strengthening corporate safety work notice (Hufufa No. 35 2010) and Safe production costs extraction and use of management practices (Caiqi No. 16 2012) issued by the Ministry of Finance and the national production safety supervision administration on 2 February 2012, The Group extracted safety production costs in a certain percentage of sales revenue from the dangerous goods in previous year, which is used for safety costs.

The safety production costs, accrued in accordance with the above regulations, shall be charged in relevant costs or profit and loss, and in the specific reserve. Safety production costs, which belong to expenses, directly offset the special reserves. If the costs formed into fixed assets, the special reserves shall be offset according to the cost forming into fixed assets, and recognise the same amount of accumulated depreciation. This fixed asset shall no longer accrue depreciation in the following period.

(21)	Employee benefits

Employee benefits mainly include wages or salaries, bonuses, allowances and subsidies, staff welfare, social security contributions, housing funds, labour union funds, employee education funds and other expenditures incurred in exchange for service rendered by employees.

When the Group terminates the employment relationship with employees before the employment contracts expire, or provides compensation as an offer to encourage employees to accept voluntary redundancy, a provision for the termination benefits provided is recognised in profit or loss when both of the following conditions are satisfied:

•	The Group has a formal plan for the termination of employment or has made an offer to employees for voluntary redundancy, which will be implemented shortly.

•	The Group is not allowed to withdraw from termination plan or redundancy offer unilaterally.

Except for the compensation to employees for termination of the employment relationship, the employee benefits are recognised in the accounting period in which the service has been rendered by the employees, and as costs of assets or expenses to whichever the employee service is attributable.

(22)	Profit distribution

Proposed profit distribution is recognised as a liability in the period in which it is approved by the Shareholders’ meeting.

NOTES TO THE FINANCIAL STATEMENTS (continued)

FOR THE SIX MONTHS ENDED 30 JUNE 2014

(All amounts in thousands of Renminbi Yuan unless otherwise stated)

[English Translation for Reference Only]

2	Summary of significant accounting policies and accounting estimates (continued)

(23)	Provisions

Provisions for contingent liabilities etc. are recognised when the Group has a present obligation, it is probable that an outflow of economic benefits will be required to settle the obligation, and the amount of the obligation can be measured reliably.

A provision is initially measured at the best estimate of the expenditure required to settle the related present obligation. Factors surrounding a contingency, such as the risks, uncertainties and the time value of money, are taken into account as a whole in reaching the best estimate of a provision. Where the effect of the time value of money is material, the best estimate is determined by discounting the related future cash outflows. The increase in the discounted amount of the provision arising from passage of time is recognised as interest expense.

The carrying amount of provisions is reviewed at each balance sheet date and adjusted to reflect the current best estimate.

(24)	Revenue recognition

The amount of revenue is determined in accordance with the fair value of the consideration received or receivable for the sale of goods and services in the ordinary course of the Group’s activities. Revenue is shown net of discounts and returns.

Revenue is recognised when the economic benefits associated with the transaction will flow to the Group, the related revenue can be reliably measured, and the specific revenue recognition criteria have been met for each type of the Group’s activities as described below:

(a)	Sale of goods

Revenue from sale is recognised when all of the general conditions stated above and the following conditions are satisfied: the significant risks and rewards of ownership of goods have been transferred to the buyer, as well as the Group retains neither continuing managerial involvement to the degree usually associated with ownership nor effective control over the goods sold. The Group recognizes revenue when goods are sent to designated place and confirmed receipt by customers according to the terms of contract.

(b)	Rendering of services

Revenue from the rendering of services is recognised using the percentage of completion method, with the stage of completion being determined based on proportion of costs incurred to date to the estimated total costs.

NOTES TO THE FINANCIAL STATEMENTS (continued)

FOR THE SIX MONTHS ENDED 30 JUNE 2014

(All amounts in thousands of Renminbi Yuan unless otherwise stated)

[English Translation for Reference Only]

2	Summary of significant accounting policies and accounting estimates (continued)

(24)	Revenue recognition (continued)

(c)	Transfer of asset use rights

Interest income is recognised on a time-proportion basis using the effective interest method.

Income from an operating lease is recognised on a straight-line basis over the period of the lease.

(25)	Government grants

Government grants are transfers of monetary assets or non-monetary assets from the government to the Group at no consideration, including tax refund and financial subsidies etc.

A government grant is recognised when there is reasonable assurance that the grant will be received and that the Group will comply with the conditions attaching to the grant. If a government grant is in the form of a transfer of a monetary asset, it is measured at the amount that is received or receivable. If a government grant is in the form of a transfer of a non-monetary asset, it is measured at its fair value, or nominal amount when fair value not reliably measured.

A government grant related to an asset is recognised initially as deferred income and amortised to profit or loss on a straight-line basis over the useful life of the asset. A grant measured at nominal amount is recognised in profit or loss for the period immediately.

A government grant related to income that compensates the Group for expenses to be incurred in the subsequent periods is recognised initially as deferred income and recognised in profit or loss in the same periods in which the expenses are recognised. A grant that compensates the Group for expenses incurred is recognised in profit or loss immediately.

NOTES TO THE FINANCIAL STATEMENTS (continued)

FOR THE SIX MONTHS ENDED 30 JUNE 2014

(All amounts in thousands of Renminbi Yuan unless otherwise stated)

[English Translation for Reference Only]

2	Summary of significant accounting policies and accounting estimates (continued)

(26)	Deferred tax assets and deferred tax liabilities

Deferred tax assets and deferred tax liabilities are calculated and recognised based on the differences arising between the tax bases of assets and liabilities and their carrying amounts (temporary differences). Deferred tax asset is recognised for the deductible losses that can be carried forward to subsequent years for deduction of the taxable profit in accordance with the tax laws. No deferred tax liability is recognised for a temporary difference arising from the initial recognition of goodwill. No deferred tax asset or deferred tax liability is recognised for the temporary differences resulting from the initial recognition of assets or liabilities due to a transaction other than a business combination, which affects neither accounting profit nor taxable profit (or deductible loss). At the balance sheet date, deferred tax assets and deferred tax liabilities are measured at the tax rates that are expected to apply to the period when the asset is realised or the liability is settled.

Deferred tax assets are only recognised for deductible temporary differences, deductible losses and tax credits to the extent that it is probable that taxable profit will be available in the future against which the deductible temporary differences, deductible losses and tax credits can be utilised.

Deferred tax liabilities are recognised for temporary differences arising from investments in subsidiaries, associates and joint ventures, except where the Group is able to control the timing of reversal of the temporary difference, and it is probable that the temporary difference will not reverse in the foreseeable future. When it is probable that the temporary differences arising from investments in subsidiaries, associates and joint ventures will be reversed in the foreseeable future and that the taxable profit will be available in the future against which the temporary differences can be utilised, the corresponding deferred tax assets are recognised.

Deferred tax assets and liabilities are offset when:

•	the deferred taxes are related to the same tax payer within the Group and the same taxation authority; and

•	that tax payer within the Group has a legally enforceable right to offset current tax assets against current tax liabilities.

(27)	Leases

A finance lease is a lease that transfers substantially all the risks and rewards incidental to ownership of an asset. An operating lease is a lease other than a finance lease. Lease payments under an operating lease are recognised on a straight-line basis over the period of the lease, and are either capitalised as part of the cost of related assets, or charged as an expense for the current period.

NOTES TO THE FINANCIAL STATEMENTS (continued)

FOR THE SIX MONTHS ENDED 30 JUNE 2014

(All amounts in thousands of Renminbi Yuan unless otherwise stated)

[English Translation for Reference Only]

2	Summary of significant accounting policies and accounting estimates (continued)

(28)	Related parties

If a party has the power to control, jointly control or exercise significant influence over another party, or vice versa, or where two or more parties are subject to common control or joint control from another party, they are considered to be related parties. Related parties may be individuals or enterprises. Enterprises with which the Company is under common control only from the State and that have no other related party relationships are not regarded as related parties of the Group. Related parties of the Group and the Company include, but are not limited to:

a.	the Company’s parent;

b.	the Company’s subsidiaries;

c.	enterprises that are controlled by the Company’s parent;

d.	investors that have joint control or exercise significant influence over the Group;

e.	enterprises or individuals if a party has control or joint control over both the enterprises or individuals and the Group;

f.	joint ventures of the Group, including subsidiaries of joint ventures;

g.	associates of the Group, including subsidiaries of associates;

h.	principal individual investors of the Group and close family members of such individuals;

i.	key management personnel of the Group and close family members of such individuals;

j.	key management personnel of the Company’s parent company;

k.	close family members of key management personnel of the Company’s parents; and

l.	other enterprises that are controlled or jointly controlled by principal individual investors, key management personnel of the Group, or close family members of such individuals.

In addition to the related parties stated above determined in accordance with the requirements of CAS, the following enterprises and individuals(but not limited to) are considered as related parties based on the disclosure requirements of Administrative Procedures on the Information Disclosures of Listed Companies issued by the CSRC:

m.	enterprises or individuals that act a concert, that hold 5% or more of the Company’s shares;

n.	individuals who directly or indirectly hold more than 5% of the Company’s shares and their close family members, supervisors of the listed companies and their close family members;

o.	enterprises that satisfied any of the aforesaid conditions in (a), (c) or (m) during the past 12 months or will satisfy them within the next 12 months pursuant to a relevant agreement;

p.	individuals who satisfied any of the aforesaid conditions in (i), (j) or (n) during the past 12 months or will satisfy them within the next 12 months pursuant to a relevant agreement; and

q.	enterprises, other than the Company and the subsidiaries controlled by the Company, which are controlled directly or indirectly by an individual defined in (i), (j), (n) or (p), or in which such an individual assumes the position of a director or senior executive.

NOTES TO THE FINANCIAL STATEMENTS (continued)

FOR THE SIX MONTHS ENDED 30 JUNE 2014

(All amounts in thousands of Renminbi Yuan unless otherwise stated)

[English Translation for Reference Only]

2	Summary of significant accounting policies and accounting estimates (continued)

(29)	Segment information

The Group identifies operating segments based on the internal organisation structure, management requirements and internal reporting system, and discloses segment information of reportable segments which is determined on the basis of operating segments.

An operating segment is a component of the Group that satisfies all of the following conditions: (1) the component is able to earn revenues and incur expenses from its ordinary activities; (2) whose operating results are regularly reviewed by the Group’s management to make decisions about resources to be allocated to the segment and to assess its performance, and (3) for which the information on financial position, operating results and cash flows is available to the Group. If two or more operating segments have similar economic characteristics and satisfy certain conditions, they are aggregated into one single operating segment.

(30)	Critical accounting estimates and judgments

The Group continually evaluates the critical accounting estimates and key judgments applied based on historical experience and other factors, including expectations of future events that are believed to be reasonable.

The critical accounting estimates and key assumptions that have a significant risk of causing a material adjustment to the carrying amounts of assets and liabilities within the next accounting year are outlined below:

(i)	Estimated useful life and residual value of fixed assets

The Group assessed the reasonableness of estimated useful life of fixed assets in line with the historical experience on the basis of similar function or characteristic for the assets. If there are significant changes in estimated useful lives and residual value from previous years, the depreciation expenses for future periods are adjusted.

The Group reviews and adjusts the useful lives and estimated residual value of the assets regularly at the end of each year end.

(ii)	Impairment of long-term assets

Long-term assets are reviewed for impairment at each balance sheet date when events or changes in circumstance have indicated that their carrying amounts may not be recoverable. If any such evidence indicated that their carrying amounts may not be recoverable, the carrying amounts exceed the recoverable amounts would be recognized as impairment loss and accounted in current profit or loss.

NOTES TO THE FINANCIAL STATEMENTS (continued)

FOR THE SIX MONTHS ENDED 30 JUNE 2014

(All amounts in thousands of Renminbi Yuan unless otherwise stated)

[English Translation for Reference Only]

2	Summary of significant accounting policies and accounting estimates (continued)

(30)	Critical accounting estimates and judgments (continued)

(ii)	Impairment of long-term assets (continued)

The recoverable amount of an asset (or an asset group) is the greater of its net selling price and its present value of expected future cash flows. In assessing value in use, significant judgements are exercised over the assets’ (or the asset group’s) production and sales, selling prices, related operating expenses and discount rate to calculate the present value. All relevant materials which can be obtained are used for estimation of the recoverable amount, including the estimation of the production, selling prices and related operating expenses based on reasonable and supportable assumptions.

(iii)	Impairment for bad debts

Management estimates impairment losses for bad debts resulting from the inability of the customers to make the required payments. Management bases the estimates on the ageing of the accounts receivable balance, customer credit-worthiness, and historical write-off experience. If a change in the estimated recoverable amount, impairment losses would be adjusted.

(iv)	Inventory provision

Any excess of the cost over the net realisable value of each item of inventories is recognised as a provision for diminution in the value of inventories. Net realisable value represents the estimated selling price in the ordinary course of business, less the estimated costs of completion and the estimated costs necessary to make the sale. Management bases the estimates on all available information, including the current market prices of the finished goods and raw materials, and historical cost of sales. If the actual selling prices were to be lower or the costs of completion were to be higher than estimated, the actual allowance for diminution in value of inventories could be higher than estimated.

(v)	Income taxes

There are many transactions and events for which the ultimate tax determination is uncertain during the ordinary course of business. Significant judgment is required from the Group in determining the provision for income taxes in each of these jurisdictions. Where the final tax outcome of these matters is different from the amounts that were initially recorded, such differences will impact the income tax and deferred tax provisions in the period in which such determination is made.

NOTES TO THE FINANCIAL STATEMENTS (continued)

FOR THE SIX MONTHS ENDED 30 JUNE 2014

(All amounts in thousands of Renminbi Yuan unless otherwise stated)

[English Translation for Reference Only]

2	Summary of significant accounting policies and accounting estimates (continued)

(30)	Critical accounting estimates and judgments (continued)

(v)	Income taxes (continued)

In addition, the Group recognises deferred tax assets only to the extent that it is probable that future taxable profit will be available against the assets which can be realised or utilized. If profit forecasts deviate from original estimates, the deferred tax assets will need to be adjusted in future, which has significant impact on profit.

In making the assessment of whether it is probable the Group will realise or utilise the deferred tax assets, management primarily relies on the generation of future taxable income to support the recognition of deferred tax assets. In order to fully utilise the deferred tax assets recognised at 30 June 2014, the Group would need to generate future taxable income of at least RMB 2,847 million, of which RMB 2,371 million is required to be generated by 2017, prior to the expiration of the unused tax losses generated in 2012. Based on estimated forecast and historical experience, management believes that it is probable that the Group will generate sufficient taxable income before the unused tax losses expire.

3	Taxation

The main categories and rates of taxes applicable to the Group are set out below:

Category	Tax base	Tax rate
Enterprise income tax	Taxable income	25%
Value added tax (“VAT”)(a)	Taxable value added amount (Tax payable is calculated using the taxable sales amount multiplied by the applicable tax rate less deductible VAT input of current period)	6%, 11%,13% and 17%
Business tax (a)	Taxable turnover amount	5%
Consumption tax	Taxable sales amount	Gasoline: RMB 1,388 per ton; Diesel oil: RMB 940.8 per ton
City maintenance and construction tax	Consumption tax payable, business tax payable and VAT payable	7%

(a)	Pursuant to the Circular on the Pilot Plan for Levying VAT in Place of Business Tax (Caishui No. 110, 2011) and the Circular on the Pilot Practice of Levying VAT in Place of Business Tax for the Transportation Industry and Some Modern Service Industries in Shanghai (Caishui No. 111, 2011) jointly issued by the Ministry of Finance and the State Administration of Taxation, revenue from transportation industry, modern service industries tangible asset’s rental income, port service and warehousing service are subject to VAT since 1 January 2012, the applicable tax rate of tangible assets’ rental income is 17%, modern service, port service and warehousing service income is 6%.

NOTES TO THE FINANCIAL STATEMENTS (continued)

FOR THE SIX MONTHS ENDED 30 JUNE 2014

(All amounts in thousands of Renminbi Yuan unless otherwise stated)

[English Translation for Reference Only]

4	Business combination and consolidated financial statements

(1)	Principal subsidiaries

Principal subsidiaries of the Company acquired from establishment or investment are listed as follows:

	Type of subsidiary	Registrated place	Nature of business	Registered capital	Principal activities	Entity type	Legal representative	Organization code
Shanghai Petrochemical Investment Development Company Limited	Wholly-owned	Shanghai	Investment	1,000,000	Investment management	Limited company	Gu Chaoran	13470098-9
China Jinshan Associated Trading Corporation	Holding	Shanghai	Trading	25,000	Import and export of petrochemical products and equipments	Limited company	Wang Zhiqing	13220602-7
Shanghai Jinchang Engineering Plastics Company Limited	Holding	Shanghai	Manufacturing	USD 9,153.8 thousands	Production of polypropylene compound products	Limited company	Lu Huihui	60725706-4
Shanghai Golden Phillips Petrochemical Company Limited	Holding	Shanghai	Manufacturing	USD 50,000 thousands	Production of Polyethylene products	Limited company	Xu Zhongwei	60734004-4
Zhejiang Jinyong Acrylic Fibre Company Limited	Holding	Ningbo, Zhejiang	Manufacturing	250,000	Production of acrylic fibre products	Limited company	Xu Zhongwei	25603829-9
Shanghai Golden Conti Petrochemical Company Limited	Wholly-owned	Shanghai	Manufacturing	545,776	Production of petrochemical products	Limited company	Xie Tie	60732552-2

NOTES TO THE FINANCIAL STATEMENTS (continued)

FOR THE SIX MONTHS ENDED 30 JUNE 2014

(All amounts in thousands of Renminbi Yuan unless otherwise stated)

[English Translation for Reference Only]

4	Business combination and consolidated financial statements (continued)

(1)	Principal subsidiaries (continued)

	Actual investment at the end of the period		Other assets constitute investment in substance	Share-holding percentage (%)	Voting rights percentage (%)	Consolidated or not	Minority interests	Explanation for the difference between share-holding percentage and voting rights percentage	Amount of minority interests adjusted against minority interests in the profit or loss
Shanghai Petrochemical Investment Development Company Limited (“Toufa”)	RMB	1,338,456	Nil	100.00	100.00	Yes	—	No difference	—
China Jinshan Associated Trading Corporation (“Jinmao”)	RMB	16,832	Nil	67.33	67.33	Yes	58,766	No difference	—
Shanghai Jinchang Engineering Plastics Company Limited (“Jinchang”)	RMB	75,832	Nil	74.25	71.43	Yes	30,326	The Company’s supreme authority is the Board of Directors, which is composed of seven directors, five seats held by the Group	—
Shanghai Golden Philips Petrochemical Company Limited (“Jinfei”)	RMB	249,374	Nil	60.00	60.00	Yes	168,847	No difference	4,029
Zhejiang Jin Yong Acrylic Fibre Company Limited (“Jinyong”)	RMB	227,500	Nil	75.00	75.00	Yes	—	No difference	—
Shanghai Golden Conti Petrochemical Company Limited (“Jindi”)	RMB	545,776	Nil	100.00	100.00	Yes	—	No difference	—

NOTES TO THE FINANCIAL STATEMENTS (continued)

FOR THE SIX MONTHS ENDED 30 JUNE 2014

(All amounts in thousands of Renminbi Yuan unless otherwise stated)

[English Translation for Reference Only]

5	Notes to the consolidated financial statements

(1)	Cash at bank and on hand

	30 June 2014 (unaudited)			31 December 2013
	Original currency	Exchange rate	RMB/RMB equivalents	Original currency	Exchange rate	RMB/RMB equivalents
Cash on hand -
RMB	—	—	57	—	—	23

Cash at bank -
RMB	—	—	319,378	—	—	127,309
USD (thousands)	37	6.1528	229	544	6.0969	3,318
HKD (thousands)	1,037	0.7938	823	954	0.7862	750

			320,430			131,377

Other monetary funds -
RMB	—	—	1,692	—	—	1,856

			322,179			133,256

(2)	Notes receivable

	30 June 2014 (unaudited)	31 December 2013
Trade acceptance notes	7,422	6,911
Bank acceptance notes	1,796,457	2,977,534

	1,803,879	2,984,445

All of the above notes held are short-term acceptance notes due within six months. No notes receivables, included in the above, were pledged or transferred to accounts receivable due to non-performance of the issuers for the six months ended 30 June 2014.

Except for the balances disclosed in Note 7(5), no amount due from major shareholders who hold 5% or more of the voting rights of the Company is included in the balance of notes receivable.

NOTES TO THE FINANCIAL STATEMENTS (continued)

FOR THE SIX MONTHS ENDED 30 JUNE 2014

(All amounts in thousands of Renminbi Yuan unless otherwise stated)

[English Translation for Reference Only]

5	Notes to the consolidated financial statements (continued)

(2)	Notes receivable (continued)

As at 30 June 2014, the Group’s discounted bank acceptance notes which are still undue amounted to RMB 182,590 thousands (unaudited)(31 December 2013: RMB 62,141 thousands), the top five of which are summarised as follows:

Company of issuance	Date of issuance	Due date	Amount
Shaoxing Xiangyu Green Packing Co., Ltd.	28/05/2014	28/08/2014	9,500
Hefei Rongshida Sanyo Electric Co., Ltd.	16/05/2014	16/11/2014	9,000
Shaoxing Xiangyu Green Packing Co., Ltd.	03/06/2014	03/09/2014	8,900
Shaoxing Xiangyu Green Packing Co., Ltd.	04/05/2014	04/08/2014	8,800
Jiarong Petrochemical Fider Shishi Co., Ltd.	24/02/2014	08/07/2014	7,000

As at 30 June 2014, the Group has no discounted trade acceptance notes which are still undue (31 December 2013: Nil).

As at 30 June 2014, the Group’s endorsed bank acceptance notes which are still undue amounted to RMB 510,267 thousands (unaudited)(31 December 2013: RMB 495,839 thousands), the top five of which are summarised as follows:

Company of issuance	Date of issuance	Due date	Amount
Zhejiang Unifull Industrial Fibre Co., Ltd.	17/04/2014	17/07/2014	13,500
Zhejiang Jiabao New Fiber Group Co., Ltd.	13/05/2014	21/08/2014	10,000
Shaoxing Xiangyu Green Packing Co., Ltd.	28/04/2014	28/07/2014	9,000
Shaoxing Xiangyu Green Packing Co., Ltd.	28/04/2014	28/07/2014	9,000
Zhejiang Unifull Industrial Fibre Co., Ltd.	18/06/2014	18/09/2014	7,000

As at 30 June 2014, the Group has no endorsed trade acceptance notes which are still undue (31 December 2013:

Nil).

(3)	Dividends receivable

	31 December 2013	Increase in current period	Decrease in current period	30 June 2014 (unaudited)	Reason for unsettled account	Whether impaired
BOC-SPC Gases Company Limited	—	46,250	—	46,250	Declared but not received	No
Shanghai Chemical Industry Park Development Company Limited	—	11,478	—	11,478	Declared but not received	No

	—	57,728	—	57,728

As at 30 June 2014, the ageing of the above dividends receivable is within one year.

NOTES TO THE FINANCIAL STATEMENTS (continued)

FOR THE SIX MONTHS ENDED 30 JUNE 2014

(All amounts in thousands of Renminbi Yuan unless otherwise stated)

[English Translation for Reference Only]

5	Notes to the consolidated financial statements (continued)

(4)	Accounts receivable

	30 June 2014 (unaudited)	31 December 2013
Amounts due from related parties (Note 7(5))	1,844,929	1,828,689
Amounts due from third parties	219,535	147,855

	2,064,464	1,976,544

Less: provision for bad debts	(47)	(48)

	2,064,417	1,976,496

(a)	The ageing of accounts receivable is analysed as follows:

	30 June 2014 (unaudited)	31 December 2013
Within one year	2,064,395	1,976,476
Over one year but within two years	23	27
Over two years but within three years	15	6
Over three years	31	35

	2,064,464	1,976,544

Less: provision for bad debts	(47)	(48)

	2,064,417	1,976,496

(b)	Accounts receivable by categories are analysed as follows:

	30 June 2014 (unaudited)				31 December 2013
	Gross carrying amount		Provision for bad debts		Gross carrying amount		Provision for bad debts
	Amount	Percentage (%)	Amount	Percentage (%)	Amount	Percentage (%)	Amount	Percentage (%)
Individually significant and subject to separate provision	—	—	—	—	—	—	—	—
Subject to provision by groups:
-group 1	219,535	10.63	47	0.02	147,855	7.48	48	0.03
-group 2	1,844,929	89.37	—	—	1,828,689	92.52	—	—
Individually insignificant but subject to separate provision	—	—	—	—	—	—	—	—

	2,064,464	100.00	47	—	1,976,544	100.00	48	—

Classification of accounts receivable: refer to Note 2(10(b))

NOTES TO THE FINANCIAL STATEMENTS (continued)

FOR THE SIX MONTHS ENDED 30 JUNE 2014

(All amounts in thousands of Renminbi Yuan unless otherwise stated)

[English Translation for Reference Only]

5	Notes to the consolidated financial statements (continued)

(4)	Accounts receivable (continued)

(c)	Subject to provision by group 1 are as follows:

	30 June 2014 (unaudited)				31 December 2013
	Gross carrying amount		Provision for bad debts		Gross carrying amount		Provision for bad debts
	Amount	Percentage (%)	Amount	Percentage (%)	Amount	Percentage (%)	Amount	Percentage (%)
Subject to provision by group
Within one year	219,466	99.97	—	—	147,787	99.95	—	—
Over one year but within two years	23	0.01	7	30.00	27	0.02	9	30.00
Over two years but within three years	15	0.01	9	60.00	6	0.00	4	60.00
Over three years	31	0.01	31	100.00	35	0.03	35	100.00

	219,535	100.00	47	—	147,855	100.00	48	—

There are no collateral over the above accounts receivable with provision for bad debts.

(d)	During the period, the Group assessed the impairment on an individual basis in accordance with the accounting policy as described in Note 2(10), and there were no provision for accounts receivable that are individually significant or insignificant but assessed for impairment individually.

(e)	During the period, the Group had no accounts receivable with fully or substantially write-off or write-back of bad debts which had been fully or substantially provided for in prior years.

(f)	There are no accounts receivable that are written off during the current period.

NOTES TO THE FINANCIAL STATEMENTS (continued)

FOR THE SIX MONTHS ENDED 30 JUNE 2014

(All amounts in thousands of Renminbi Yuan unless otherwise stated)

[English Translation for Reference Only]

5	Notes to the consolidated financial statements (continued)

(4)	Accounts receivable (continued)

(g)	As at 30 June 2014, the top five accounts receivable are as follows (unaudited):

	Relationship with the Group	Amount	Ageing	Percentage of total accounts receivable(%)
Sinopec Huadong Sales Company Limited	Subsidiary of the immediate parent company	999,641	Within one year	48.42%
Sinopec Huadong Chemical Product Sales Company Limited	Subsidiary of the immediate parent company	374,872	Within one year	18.16%
Shanghai Secco Petrochemical Company Limited	Associates of the Group	136,597	Within one year	6.62%
China Petroleum & Chemical Corporation	Parent company	120,501	Within one year	5.84%
Sinopec Refinery Product Sales Company Limited	Subsidiary of the immediate parent company	47,330	Within one year	2.29%

		1,678,941		81.33%

(h)	Except for the balances disclosed in Note 7(5), no amount due from major shareholders who hold 5% or more of the voting rights of the Company is included in the balance of accounts receivable.

(i)	Accounts receivable derecognized due to the transfer of financial assets in this period amounted to RMB 135,507 thousands (unaudited) (For the six months ended 30 June 2013: RMB 350,079 thousands), the relating amount recorded in financial expenses was RMB 1,437 thousands (unaudited) (For the six months ended 30 June 2013: RMB 1,673 thousands).

(j)	As at 30 June 2014, the Group had the accounts receivable with book value of RMB 10,190 thousands (unaudited) (31 December 2013: Nil) pledged to banks as short-term borrowings RMB 9,000 thousands worth of guarantees (unaudited) (Note 5 (18)).

(k)	Accounts receivable denominated in foreign currency are summarised as follows:

	30 June 2014 (unaudited)			31 December 2013
	Original currency	Exchange rate	RMB equivalents	Original currency	Exchange rate	RMB equivalents
USD (thousands)	18,997	6.1528	116,885	8,143	6.0969	49,648

NOTES TO THE FINANCIAL STATEMENTS (continued)

FOR THE SIX MONTHS ENDED 30 JUNE 2014

(All amounts in thousands of Renminbi Yuan unless otherwise stated)

[English Translation for Reference Only]

5	Notes to the consolidated financial statements (continued)

(5)	Other receivables

	30 June 2014 (unaudited)	31 December 2013
Amounts due from related parties (Note 7(5))	7,775	6,896
Amounts due from third parties	51,189	42,931

	58,964	49,827

Less: provision for bad debts	(924)	(944)

	58,040	48,883

(a)	The ageing of other receivables is analysed as follows:

	30 June 2014 (unaudited)	31 December 2013
Within one year	57,676	48,519
Over one year but within two years	169	169
Over two years but within three years	612	612
Over three years	507	527

	58,964	49,827

Less: provision for bad debts	(924)	(944)

	58,040	48,883

(b)	Other receivables by categories are analysed as follows:

	30 June 2014 (unaudited)				31 December 2013
	Gross carrying amount		Provision for bad debts		Gross carrying amount		Provision for bad debts
	Amount	Percentage (%)	Amount	Percentage (%)	Amount	Percentage (%)	Amount	Percentage (%)
Individually significant and subject to separate provision	—	—	—	—	—	—	—	—
Subject to provision by groups:
-group 1	51,189	86.81	924	1.81	42,931	86.16	944	2.20
-group 2	7,775	13.19	—	—	6,896	13.84	—	—
Individually insignificant but subject to separate provision	—	—	—	—	—	—	—	—

	58,964	100.00	924	—	49,827	100.00	944	—

Classification of other receivable: refer to Note2(10(b))

NOTES TO THE FINANCIAL STATEMENTS (continued)

FOR THE SIX MONTHS ENDED 30 JUNE 2014

(All amounts in thousands of Renminbi Yuan unless otherwise stated)

[English Translation for Reference Only]

5	Notes to the consolidated financial statements (continued)

(5)	Other receivables (continued)

(c)	The groups of other receivable in which provisions are made using ageing analysis method are analysed as follows:

	30 June 2014 (unaudited)				31 December 2013
	Gross carrying amount		Provision for bad debts		Gross carrying amount		Provision for bad debts
	Amount	Percentage (%)	Amount	Percentage (%)	Amount	Percentage (%)	Amount	Percentage (%)
Subject to provisions by groups
Within one year	49,901	97.48	—	—	41,623	96.95	—	—
Over one year but within two years	169	0.33	50	30.00	169	0.39	50	30.00
Over two years but within three years	612	1.20	367	60.00	612	1.43	367	60.00
Over three years	507	0.99	507	100.00	527	1.23	527	100.00

	51,189	100.00	924	—	42,931	100.00	944	—

(d)	During the period, the Group assessed the impairment on an individual basis in accordance with the accounting policy as described in Note 2(10), and there were no provision for other receivables that are individually significant or insignificant but assessed for impairment individually.

(e)	During the period, the Group had no material other receivables with fully or substantially write-off or write-back of bad debts which had been fully or substantially provided for in prior years.

(f)	There are no other receivable that are written off during the current period.

(g)	As at 30 June 2014, the top five other receivables are as follows (unaudited):

	Relationship with the Group	Amount	Ageing	Percentage of total other receivables(%)
Jinshan Customs	Third party	21,773	Within one year	36.93%
Shanghai Jinshan petrochemical logistics Company Limited	Third party	3,931	Within one year	6.67%
China Petroleum & Chemical Corporation	Parent company	3,914	Within one year	6.64%
BOC-SPC Gases Company Limited	Joint ventures of the Group	2,042	Within one year	3.46%
Shanghai Railway Station HangZhou Depot (North)	Third party	1,850	Within one year	3.14%

		33,510		56.84%

NOTES TO THE FINANCIAL STATEMENTS (continued)

FOR THE SIX MONTHS ENDED 30 JUNE 2014

(All amounts in thousands of Renminbi Yuan unless otherwise stated)

[English Translation for Reference Only]

5	Notes to the consolidated financial statements (continued)

(5)	Other receivables (continued)

(h)	Except for the balances disclosed in Note 7(5), no amount due from major shareholders who hold 5% or more of the voting rights of the Company is included in the balance of other receivables.

(i)	As at 30 June 2014, no other receivables were denominated in foreign currencies (unaudited) (31 December 2013: Nil).

(6)	Advances to suppliers

	30 June 2014 (unaudited)	31 December 2013
Amounts advance to related parties (Note 7(5))	63,639	1
Amounts advance to third parties	10,041	5,929

	73,680	5,930

(a)	The ageing of advances to suppliers is analysed as follows:

	30 June 2014 (unaudited)		31 December 2013
	Amount	% of total balance	Amount	% of total balance
Within one year	73,680	100%	5,930	100%

As at 30 June 2014, all advances to suppliers were aged within one year (unaudited)(31 December 2013: Nil).

(b)	As at 30 June 2014, the top five advances to suppliers are as follows (unaudited):

	Relationship with the Group	Amount	Percentage of total advances to suppliers(%)	Ageing	Reason for unsettled account
China International United Petroleum and Chemical Company Limited	Subsidiary of the immediate parent company	61,492	83.46%	Within one year	Prepayments for custom deposit
Jiaxing Customs	Third party	4,946	6.71%	Within one year	Prepayments for custom deposit
Sinopec Chemical Commercial Holding Company Limited Huadong Branch	Subsidiary of the immediate parent company	2,147	2.91%	Within one year	Prepayments for goods
Shanghai Municipal Electric Power Company Jinshan Branch	Third party	479	0.65%	Within one year	Prepayments for electricity
Shanghai Wodi Automation Equipment Co., Ltd.	Third party	393	0.53%	Within one year	Prepayments for goods

		69,457	94.26%

NOTES TO THE FINANCIAL STATEMENTS (continued)

FOR THE SIX MONTHS ENDED 30 JUNE 2014

(All amounts in thousands of Renminbi Yuan unless otherwise stated)

[English Translation for Reference Only]

5	Notes to the consolidated financial statements (continued)

(6)	Advances to suppliers (continued)

(c)	Except for the balances disclosed in Note 7(5), no amount due from major shareholders who hold 5% or more of the voting rights of the Company is included in the balance of advances to suppliers.

(7)	Inventories

(a)	Inventories by categories are as follows:

	30 June 2014 (unaudited)			31 December 2013
	Book value	Provision for declines in the value of inventories	Carrying amount	Book value	Provision for declines in the value of inventories	Carrying amount
Raw materials	3,807,698	983	3,806,715	5,730,660	1,117	5,729,543
Work in progress	2,569,847	24,230	2,545,617	1,790,706	8,365	1,782,341
Finished goods	1,043,822	30,253	1,013,569	1,199,971	38,045	1,161,926
Spare parts and consumables	418,786	53,574	365,212	419,003	53,574	365,429

	7,840,153	109,040	7,731,113	9,140,340	101,101	9,039,239

(b)	Provision for declines in the value of inventories is analysed as follows:

	31 December		Decreases		30 June 2014
	2013	Increases	Reversal	Write-off	(unaudited)
Raw materials	1,117	—	(134)	—	983
Work in progress	8,365	17,531	—	(1,666)	24,230
Finished goods	38,045	7,209	(1,742)	(13,259)	30,253
Spare parts and consumables	53,574	—	—	—	53,574

	101,101	24,740	(1,876)	(14,925)	109,040

NOTES TO THE FINANCIAL STATEMENTS (continued)

FOR THE SIX MONTHS ENDED 30 JUNE 2014

(All amounts in thousands of Renminbi Yuan unless otherwise stated)

[English Translation for Reference Only]

5	Notes to the consolidated financial statements (continued)

(7)	Inventories (continued)

(c)	Provision for declines in the value of inventories are analysed as follows:

	Reason for Provision	Reason for reversal/write-off	Percentage %
Raw materials	—	Increase in market price	0.00%
Work in progress	Net realizable amount lower than carrying amount	Sold in current period	0.06%
Finished goods	Net realizable amount lower than carrying amount	Increase in market price and sold in current period	1.44%
Spare parts and consumables	—	—	—

(8)	Other current assets

	30 June 2014 (unaudited)	31 December 2013
Catalyst - the current part	101,751	69,951
Entrusted loan due within one year (Note 7(5))	78,000	70,000
VAT deductible	63,330	157,828

	243,081	297,779

(9)	Long-term equity investment

	30 June 2014 (unaudited)	31 December 2013
Joint ventures (a)	224,261	266,024
Associates (b)	2,812,883	2,907,570

	3,037,144	3,173,594

Less: provision for impairment of long-term equity investment	—	—

	3,037,144	3,173,594

There are no significant restrictions over the realization of the Group’s long-term equity investment.

NOTES TO THE FINANCIAL STATEMENTS (continued)

FOR THE SIX MONTHS ENDED 30 JUNE 2014

(All amounts in thousands of Renminbi Yuan unless otherwise stated)

[English Translation for Reference Only]

5	Notes to the consolidated financial statements (continued)

(9)	Long-term equity investment (continued)

(a)	Joint ventures

	Accounting method	Investment cost		31 December 2013	Current period movement				30 June 2014 (unaudited)	Share holding (%)	Voting rights (%)	Explanation of the difference between share holding and voting rights	Impairment provision	Impairment provided in the current period
					Additional/ negative investment	Net profit/ (loss) adjusted by equity method	Cash dividends declared in current period	Other changes in equity
(i) Joint ventures of the Company
BOC-SPC Gases Company Limited	Equity method	RMB	127,992	148,040	—	10,323	(46,250)	—	112,113	50%	50%	No difference	—	—
(ii) Joint ventures of subsidiaries
Shanghai Jinpu Plastic Packing Materials Company Limited	Equity method	RMB	83,879	65,465	—	(5,289)	—	—	60,176	50%	50%	No difference	—	—
Shanghai Petrochemical Yangu Gas Development Company Limited	Equity method	RMB	37,957	52,519	—	453	(1,000)	—	51,972	50%	50%	No difference	—	—

				266,024	—	5,487	(47,250)	—	224,261				—	—

NOTES TO THE FINANCIAL STATEMENTS (continued)

FOR THE SIX MONTHS ENDED 30 JUNE 2014

(All amounts in thousands of Renminbi Yuan unless otherwise stated)

[English Translation for Reference Only]

5	Notes to the consolidated financial statements (continued)

(9)	Long-term equity investment (continued)

(b)	Associates

	Accounting method	Investment cost		31 December 2013	Current period movement				30 June 2014 (unaudited)	Share holding (%)	Voting rights (%)	Explanation of the difference between share holding and voting rights	Impairment provision	Impairment provided in the current period
					Additional/ negative investment	Net profit/ (loss) adjusted by equity method	Cash dividends declared in current period	Other changes in equity
(i) Associates of the Company
Shanghai Secco Petrochemical Company Limited	Equity method	RMB	1,560,259	1,554,055	11,541	(121,292)	—	—	1,444,304	20%	25%	The Company’s supreme authority is the Board of Directors, which is composed of eight directors, two seats held by the Group.	— —	— —
Shanghai Chemical Industry Park Development Company Limited	Equity method	RMB	907,770	1,159,681	—	36,259	(11,478)	—	1,184,462	38.26%	25%	The Company’s supreme authority is the Board of Directors, which is composed of eight directors, two seats held by the Group.
(ii) Associates of subsidiaries													—	—
Shanghai Jinsen Hydrocarbon Resins Company Limited	Equity method	RMB	77,503	82,334	—	2,619	(4,847)	—	80,106	40%	40%	No difference	—	—
Shanghai Azbil Automation Company Limited	Equity method	RMB	9,776	48,662	—	7,288	(12,000)	—	43,950	40%	40%	No difference	—	—
Others	Equity method			62,838	—	3,923	(6,700)	—	60,061				—	—

				2,907,570	11,541	(71,203)	(35,025)	—	2,812,883

NOTES TO THE FINANCIAL STATEMENTS (continued)

FOR THE SIX MONTHS ENDED 30 JUNE 2014

(All amounts in thousands of Renminbi Yuan unless otherwise stated)

[English Translation for Reference Only]

5	Notes to the consolidated financial statements (continued)

(10)	Investment in principal joint ventures and associates

	Share holding (%)	Voting rights (%)	30 June 2014 (unaudited)			Six months ended 30 June 2014 (unaudited)
			Total assets	Total liabilities	Net assets	Revenue	Net profit/(loss)
Joint ventures -
BOC-SPC Gases Company Limited	50%	50%	544,175	270,903	273,272	196,258	17,116
Shanghai Jinpu Plastic Packing Materials Company Limited	50%	50%	186,605	66,254	120,351	113,126	(10,579)
Shanghai Petrochemical Yangu Gas Development Company Limited	50%	50%	132,259	28,316	103,943	35,631	2,042

Associates -
Shanghai Secco Petrochemical Company Limited	20%	25%	14,115,706	6,894,186	7,221,520	11,344,466	(607,274)
Shanghai Chemical Industry Park Development Company Limited	38.26%	25%	5,996,532	2,018,729	3,977,803	—	94,767
Shanghai Jinsen Hydrocarbon Resins Company Limited	40%	40%	209,614	9,341	200,273	113,097	6,548
Shanghai Azbil Automation Company Limited	40%	40%	200,602	90,727	109,875	128,722	18,220

(11)	Investment properties

Buildings
Cost
30 June 2014 (unaudited)	552,534
31 December 2013	552,534

Accumulated depreciation
31 December 2013	(123,242)
Depreciation charged in current period	(6,725)
30 June 2014 (unaudited)	(129,967)

Carrying amount
30 June 2014 (unaudited)	422,567
31 December 2013	429,292

For the six months ended 30 June 2014, depreciation charges amounted to RMB 6,725 thousands (unaudited) (For the six months ended 30 June 2013: RMB 6,622 thousands), without impairment provided (unaudited) (For the six months ended 30 June 2013: Nil).

NOTES TO THE FINANCIAL STATEMENTS (continued)

FOR THE SIX MONTHS ENDED 30 JUNE 2014

(All amounts in thousands of Renminbi Yuan unless otherwise stated)

[English Translation for Reference Only]

5	Notes to the consolidated financial statements (continued)

(12)	Fixed assets

	Buildings	Plant and machinery	Vehicles and other equipment	Total
Cost
31 December 2013	3,729,414	40,497,296	1,936,944	46,163,654
Reclassification during current period	510	(1,872)	1,362	—
Increase during current period	—	38,146	7,800	45,946
Transfer from construction in progress (Note 5(13))	360	59,387	1,255	61,002
Decrease during current period	(196)	(76,693)	(16,653)	(93,542)
30 June 2014 (unaudited)	3,730,088	40,516,264	1,930,708	46,177,060

Accumulated depreciation
31 December 2013	2,028,690	24,884,952	1,500,487	28,414,129
Reclassification during current period	21	3,123	(3,144)	—
Current period charges	47,618	912,664	32,131	992,413
Decrease during current period	(119)	(63,800)	(16,173)	(80,092)
30 June 2014 (unaudited)	2,076,210	25,736,939	1,513,301	29,326,450

Provision for impairment
31 December 2013	279,099	647,656	54,168	980,923
Reclassification in current period	—	—	—	—
Current period charges	—	—	—	—
Decrease during current period	—	(56)	—	(56)
30 June 2014 (unaudited)	279,099	647,600	54,168	980,867

Carrying amount
30 June 2014 (unaudited)	1,374,779	14,131,725	363,239	15,869,743
31 December 2013	1,421,625	14,964,688	382,289	16,768,602

For the six months ended 30 June 2014, the depreciation expenses amounted to RMB 992,413 thousands (unaudited) (For the six months ended 30 June 2013: RMB 1,077,005 thousands). The depreciation expenses charged to cost of sales, selling and distribution expenses, general and administrative expenses were RMB 943,764 thousands (unaudited), RMB 38 thousands (unaudited), and RMB 48,611 thousands (unaudited), respectively (For the six months ended 30 June 2013: RMB 1,041,461 thousands, RMB 92 thousands, and RMB 35,452 thousands, respectively).

NOTES TO THE FINANCIAL STATEMENTS (continued)

FOR THE SIX MONTHS ENDED 30 JUNE 2014

(All amounts in thousands of Renminbi Yuan unless otherwise stated)

[English Translation for Reference Only]

5	Notes to the consolidated financial statements (continued)

(12)	Fixed assets (continued)

The amount of fixed assets transferred from construction in progress was RMB 61,002 thousands (unaudited) (For the six months ended 30 June 2013: RMB 358,184 thousands).

As at 30 June 2014, the Group had no pledged fixed assets (unaudited)(31 December 2013: Nil).

(13)	Construction in progress

	30 June 2014 (unaudited)			31 December 2013
	Original cost	Provision for impairment	Carrying amount	Original cost	Provision for impairment	Carrying amount
Construction in progres	531,219	—	531,219	531,219	—	531,219

NOTES TO THE FINANCIAL STATEMENTS (continued)

FOR THE SIX MONTHS ENDED 30 JUNE 2014

(All amounts in thousands of Renminbi Yuan unless otherwise stated)

[English Translation for Reference Only]

5	Notes to the consolidated financial statements (continued)

(13)	Construction in progress (continued)

(a)	The movement of the Group’s major construction in progress is listed as follows:

Projects name	Budget	31 December 2013	Increase in current period	Transferred to fixed assets in current period (Note5(12))	Other decrease in current period	30 June 2014 (unaudited)	Percentage of actual cost to budget(%)	Project progress(%)	Source of funds
100,000 tons/year EVA plant	1,131,520	—	13,027	—	—	13,027	1.15%	1.15%	Equity funds
Denitration and dedusting transformation of Thermoelectric Division No. 1 and boiler No. 2	107,859	—	56,541	—	—	56,541	52.42%	52.42%	Equity funds
Diesel quality upgrade of diesel hydrogenation unit No. 3	75,000	—	26,345	—	—	26,345	35.13%	35.13%	Equity funds
Shanghai Petrochemical synthetic fibre processing application center	43,000	690	9,961	—	—	10,651	24.77%	24.77%	Equity funds
Reconstruction of second archival repository of Sinopec Shanghai Petrochemical	12,143	4,614	3,653	—	—	8,267	68.08%	68.08%	Equity funds
Three top gas desulfurization of atmospheric and vacuum distillation unit of Refining Department	6,912	6,912	—	(6,912)	—	—	100.00%	100.00%	Equity funds
Renovation of No. 2-No. 4 high temperature furnace economizer of Thermoelectricity Department	8,804	8,804	—	(8,804)	—	—	100.00%	100.00%	Equity funds
Plastics comprehensive transformation of finished goods warehouse district idle railway area	9,700	4,071	1,847	—	—	5,918	61.01%	61.01%	Equity funds
Acrylic improvement of the quality of the two-step solvent	9,049	—	6,818	—	—	6,818	75.35%	75.35%	Equity funds
Other Business Unit Minor Project	—	431,732	17,206	(45,286)	—	403,652			Equity funds

		456,823	135,398	(61,002)	—	531,219

For the six months ended 30 June 2014, there are no borrowing costs eligible for capitalization (unaudited) (For the six months ended 30 June 2013: Nil).

NOTES TO THE FINANCIAL STATEMENTS (continued)

FOR THE SIX MONTHS ENDED 30 JUNE 2014

(All amounts in thousands of Renminbi Yuan unless otherwise stated)

[English Translation for Reference Only]

5	Notes to the consolidated financial statements (continued)

(13)	Construction in progress (continued)

(b)	As at 30 June 2014, the progress of significant construction in process is analysed as follows (unaudited):

Project	Process	Note
100,000 tons/year EVA plant	1.15%	preparation of basic design
Denitration and dedusting transformation of Thermoelectric Division No. 1 and boiler No. 2	52.42%	the main part is in progress
Diesel quality upgrade of diesel hydrogenation unit No. 3	35.13%	the main part is in progress
Shanghai Petrochemical synthetic fibre processing application center	24.77%	the main part is in progress
Reconstruction of second archival repository of Sinopec Shanghai Petrochemical	68.08%	the main part is in progress
Plastics comprehensive transformation of finished goods warehouse district idle railway area	61.01%	the main part is in progress
Acrylic improvement of the quality of the two-step solvent	75.35%	the main part is in progress

(14)	Intangible assets

	Land use rights	Other intangible assets	Total
Cost
30 June 2014 (unaudited)	708,752	95,370	804,122
31 December 2013	708,752	95,370	804,122

Accumulated amortization
31 December 2013	285,397	60,193	345,590
Charge in current period	7,343	1,461	8,804
30 June 2014 (unaudited)	292,740	61,654	354,394

Carrying amount
30 June 2014 (unaudited)	416,012	33,716	449,728
31 December 2013	423,355	35,177	458,532

For the six months ended 30 June 2014, amortization expenses of intangible assets amounted to RMB 8,804 thousands (unaudited)(For the six months ended 30 June 2013: RMB 9,163 thousands).

(15)	Long-term prepaid expenses

	31 December 2013	Increase in current period	Amortisation in current period	Other decrease in current period (reclassification to other current assets)	30 June 2014 (unaudited)
Catalysts	440,433	136,111	(142,612)	(101,751)	332,181
Leaseholding improvements	16,327	—	(862)	—	15,465
Others	1,703	442	(226)	—	1,919

	458,463	136,553	(143,700)	(101,751)	349,565

NOTES TO THE FINANCIAL STATEMENTS (continued)

FOR THE SIX MONTHS ENDED 30 JUNE 2014

(All amounts in thousands of Renminbi Yuan unless otherwise stated)

[English Translation for Reference Only]

5	Notes to the consolidated financial statement (continued)

(16)	Deferred tax assets and deferred tax liabilities

(a)	Deferred tax assets before offsetting

	30 June 2014 (unaudited)		31 December 2013
	Deferred tax assets	Deductible temporary differences	Deferred tax assets	Deductible temporary differences
Provision for bad debts and inventory provision	15,603	62,412	13,624	54,494
Provision for impairment of fixed assets and depreciation difference	64,486	257,944	74,272	297,089
Investment with fixed assets and sales of fixed assets to a joint ventures	6,130	24,520	6,568	26,273
Employee benefits payable	9,483	37,932	9,027	36,107
Other deferred tax assets	83	335	83	335
Deductible tax losses	615,897	2,463,588	595,504	2,382,015

	711,682	2,846,731	699,078	2,796,313

(b)	Deferred tax liabilities before offsetting

	30 June 2014 (unaudited)		31 December 2013
	Deferre Tax liabilities	Taxable temporary differences	Deferre Tax liabilities	Taxable temporary differences
Capitalized borrowing costs	(13,034)	(52,136)	(14,479)	(57,916)

NOTES TO THE FINANCIAL STATEMENTS (continued)

FOR THE SIX MONTHS ENDED 30 JUNE 2014

(All amounts in thousands of Renminbi Yuan unless otherwise stated)

[English Translation for Reference Only]

5	Notes to the consolidated financial statements (continued)

(16)	Deferred tax assets and deferred tax liabilities (continued)

(c)	Deductible temporary differences and deductible losses that are not recognised as deferred tax assets are analysed as follows:

	30 June 2014 (unaudited)	31 December 2013
Deductible temporary differences	480,973	481,015
Deductible losses	448,262	402,138

	929,235	883,153

As accounting policies stated in Note 2(26), as it is not probable that future taxable income against which the losses can be utilised will be available in a subsidiary of the Company, Zhejiang Jinyong Acrylic Fibre Company Limited (“Jinyong”). The Group has not recognised deferred tax assets in respect of Jinyong’s impairment loss on fixed assets of RMB 432,579 thousands (unaudited)(31 December 2013: RMB 432,579 thousands), and provision for decline in value of inventories of RMB 46,190 thousands (unaudited)(31 December 2013: RMB 46,190 thousands).

As accounting policies stated in Note 2(26), the Group has not recognised deferred tax assets in respect of Jinyong’s accumulated losses of RMB 276,508 thousands (unaudited)(31 December 2013: RMB 261,381 thousands), Toufa’s accumulated losses of RMB 97,654 thousands (unaudited)(31 December 2013: RMB 90,179 thousands), Jinfei’s accumulated losses of RMB 10,051 thousands (unaudited)(31 December 2013: Nil), Jindi’s accumulated losses of RMB 35,350 thousands (unaudited)(31 December 2013: RMB 25,452 thousands) and Jinshan Hotel’s accumulated losses of RMB 28,699 thousands (unaudited)(31 December 2013:RMB 25,126 thousands). As it is not probable that future taxable profit against which the losses can be utilised will be available for the Group pursuant to latest tax laws, these accumulated losses will expire from 2014 to 2019.

(d)	Deductible losses that are not recognised as deferred tax assets will expire in the following years:

	30 June 2014 (unaudited)	31 December 2013
2014	116,764	116,764
2015	73,904	73,904
2016	79,526	79,526
2017	68,211	68,211
2018	63,733	63,733
2019	46,124	—

	448,262	402,138

NOTES TO THE FINANCIAL STATEMENTS (continued)

FOR THE SIX MONTHS ENDED 30 JUNE 2014

(All amounts in thousands of Renminbi Yuan unless otherwise stated)

[English Translation for Reference Only]

5	Notes to the consolidated financial statements (continued)

(16)	Deferred tax assets and deferred tax liabilities (continued)

(e)	Offsetting amount of deferred tax assets and deferred tax liabilities:

	30 June 2014 (unaudited)	31 December 2013
Deferred tax assets	(13,034)	(14,479)
Deferred tax liabilities	13,034	14,479

The net balance of deferred tax assets and liabilities after offsetting is as follows:

	30 June 2014 (unaudited)		31 December 2013
	Deferred tax assets/deferred tax liabilities - net	Deductable or taxable temporary differences and deductible losses after offsetting	Deferred tax assets/deferred tax liabilities - net	Deductable or taxable temporary differences and deductible losses after offsetting
Deferred tax assets	698,648	2,794,595	684,599	2,738,397
Deferred tax liabilities	—	—	—	—

(17)	Provision for assets impairment

		31 December 2013	Increase in current period	Decrease in current period		30 June 2014 (unaudited)
				Reversal	Write-off

Bad-debt provision		992	—	(21)	—	971
Including:	Accounts receivable bad debts (Note 5(4))	48	—	(1)	—	47
	Other receivable bad debts (Note 5(5))	944	—	(20)	—	924
Provision for declines in value of inventories (Note 5(7))		101,101	24,740	(1,876)	(14,925)	109,040
Impairment provision for fixed assets (Note 5(12))		980,923	—	—	(56)	980,867

		1,083,016	24,740	(1,897)	(14,981)	1,090,878

NOTES TO THE FINANCIAL STATEMENTS (continued)

FOR THE SIX MONTHS ENDED 30 JUNE 2014

(All amounts in thousands of Renminbi Yuan unless otherwise stated)

[English Translation for Reference Only]

5	Notes to the consolidated financial statements (continued)

(18)	Short-term borrowings

Short-term borrowings

	Currency	30 June 2014 (unaudited)	31 December 2013
Pledged borrowings
- bank borrowings	RMB	9,000	—
Unsecured
- bank borrowings	RMB	3,856,607	2,087,000
	USD	1,660,793	4,327,336

- borrowings from related party(Note7(5))	RMB	1,570,000	70,000

		7,096,400	6,484,336

As at 30 June 2014, bank borrowings of RMB 9,000 thousands (unaudited)(31 December 2013: Nil) are secured by accounts receivable with a carrying amount of RMB 10,190 thousands (unaudited)(31 December 2013: Nil)(Note 5 (4)(j)).

As at 30 June 2014, the weighted average interest rate of short-term borrowings is 3.63%(unaudited) per annum (31 December 2013: 2.87%).

As at 30 June 2014, there are no short-term borrowings which are due but have not been repaid (unaudited) (31 December 2013: Nil).

(19)	Notes payable

	30 June 2014 (unaudited)	31 December 2013
Bank acceptance notes	16,447	12,680

As at 30 June 2014, the amount due within one year is RMB 16,447 thousands (unaudited) (31 December 2013: RMB 12,680 thousands).

NOTES TO THE FINANCIAL STATEMENTS (continued)

FOR THE SIX MONTHS ENDED 30 JUNE 2014

(All amounts in thousands of Renminbi Yuan unless otherwise stated)

[English Translation for Reference Only]

5	Notes to the consolidated financial statements (continued)

(20)	Accounts payable

	30 June 2014 (unaudited)	31 December 2013
Related parties (Note 7(5))	4,015,675	6,613,523
Third parties	2,136,582	2,238,409

	6,152,257	8,851,932

As at 30 June 2014, there are no individually significant accounts payable aged over one year (unaudited).

Except for the balances disclosed in Note 7(5), no amount due to shareholders who hold 5% or more of the voting rights of the Company is included in the above balance of accounts payable.

(a)	Accounts payable denominated in foreign currency are summarised as follows:

	30 June 2014 (unaudited)			31 December 2013
	Amount	Exchange rate	RMB equivalents	Amount	Exchange rate	RMB equivalents
USD (thousands)	141,049	6.179	871,541	177,017	6.286	1,112,730
YEN (thousands)	—	—	—	2,986	0.073	218

			871,541			1,112,948

(21)	Advance from customers

	30 June 2014 (unaudited)	31 December 2013
Related parties (Note 7(5))	11,979	6,416
Third parties	341,923	501,544

	353,902	507,960

Advances from customers are mainly advances on sales.

As at 30 June 2014, there are no advances from customers that are individually significant aged over one year (unaudited)(31 December 2013: Nil).

Except for the balances disclosed in Note 7(5), no amount due to shareholders who hold 5% or more of the voting rights of the Company is included in the above balance of advances from customers.

NOTES TO THE FINANCIAL STATEMENTS (continued)

FOR THE SIX MONTHS ENDED 30 JUNE 2014

(All amounts in thousands of Renminbi Yuan unless otherwise stated)

[English Translation for Reference Only]

5	Notes to the consolidated financial statements (continued)

(22)	Employee benefits payable

		31 December 2013	Increase in current period	Decrease in current period	30 June 2014 (unaudited)
	Wages and salaries, bonuses, allowances and subsidies	—	728,397	(728,397)	—
	Staff welfare	—	147,698	(147,587)	111
	Social insurances	35,476	271,477	(269,284)	37,669
Including:	Medical insurance	10,730	72,217	(71,528)	11,419
	Basic pensions	21,652	137,258	(135,942)	22,968
	Unemployment insurance	1,544	9,888	(9,794)	1,638
	Work injury insurance	516	3,326	(3,295)	547
	Maternity insurance	1,034	6,537	(6,474)	1,097
	Supplementary medical insurance	—	5,855	(5,855)	—
	Supplementary pensions	—	36,396	(36,396)	—
	Housing funds	—	75,287	(75,287)	—
	Compensation for lay-off	—	2,825	(2,825)	—
	Others	5,942	91,442	(91,749)	5,635

		41,418	1,317,126	(1,315,129)	43,415

As at 30 June 2014, no defaulted payables are included in the balance of the employee benefits payable (unaudited).

As stipulated by the regulations of the PRC, the Group participates in a defined contribution retirement plan organised by the Shanghai Municipal Government for its staff. From 1 October 2013, pursuant to a document “Hu Fu Ban Fa [2013] No. 62”, the Group is required to make contributions to the retirement plan at a rate of 21% of the wages, bonuses, allowances and subsidies of its staff in 2013 (For the six months ended 30 June 2013: 22%).

In addition, pursuant to the document “Order of the Ministry of Labour and Social Security No.20” dated 6 January 2004 issued by the Ministry of Labour of the PRC, the Group has set up a supplementary defined contribution retirement plan for the benefit of employees. Employees who have served the Group for more than one year may participate in this plan. The Group and participating employees make defined contributions to their pension saving accounts according to the plan. The assets of this plan are held separately from those of the Group in an independent fund administered by a committee consisting of representatives from the employees and the Group.

NOTES TO THE FINANCIAL STATEMENTS (continued)

FOR THE SIX MONTHS ENDED 30 JUNE 2014

(All amounts in thousands of Renminbi Yuan unless otherwise stated)

[English Translation for Reference Only]

5	Notes to the consolidated financial statements (continued)

(22)	Employee benefits payable (continued)

The Group has no other material obligation for the payment of pension benefits associated with these plans beyond the annual contributions described above. For the six months ended 30 June 2014, the Group’s contribution to the above two plans amounted to RMB 137,258 thousands and RMB 36,396 thousands respectively (unaudited)(For the six months ended 30 June 2013: RMB 139,447 thousands and RMB 34,857 thousands, respectively).

In accordance with the Group voluntary employee reduction plan, employee reduction expenses amounted to RMB 2,825 thousands for the six months ended 30 June 2014 (unaudited)(For the six months ended 30 June 2013: RMB 2,156 thousands).

(23)	Taxes payable

	30 June 2014 (unaudited)	31 December 2013
Consumption tax payable	654,175	691,449
City maintenance and construction tax payable	42,868	39,174
Educational surcharge payable	30,584	28,046
Land use tax payable	21,513	22,687
Housing property tax payable	16,079	16,082
Value added tax payable	7,985	1,669
Enterprise income tax payable	3,799	3,773
Individual income tax payable	1,628	5,900
Business tax payable	912	1,300
Land value added tax payable	—	14,941
Others	13,600	15,661

	793,143	840,682

(24)	Interest payable

	30 June 2014 (unaudited)	31 December 2013
Interest payable for short-term loans	13,224	7,379
Interest payable for long-term loans with interest paid in installments
- USD	2,069	2,305
- RMB	43	1,056

	15,336	10,740

NOTES TO THE FINANCIAL STATEMENTS (continued)

FOR THE SIX MONTHS ENDED 30 JUNE 2014

(All amounts in thousands of Renminbi Yuan unless otherwise stated)

[English Translation for Reference Only]

5	Notes to the consolidated financial statements (continued)

(25)	Dividends payable

	30 June 2014 (unaudited)	31 December 2013
Due to Sinopec Corp.	273,000	—
H share dividends	174,750	—
A share dividends	112,508	20,918

	560,258	20,918

(26)	Other payables

	30 June 2014 (unaudited)	31 December 2013
Related parties (Note 7(5))	17,217	39,620
Third parties	438,218	597,478

	455,435	637,098

(a)	As at 30 June 2014, there are no other payables that are individually significant aged over one year besides unpaid guaranty deposit.

(b)	Except for the balances disclosed in Note 7(5), no amount due to shareholders who hold 5% or more of the voting rights of the Company is included in the above balance of other payables.

(c)	Other payables by categories are analysed as follows:

	30 June 2014 (unaudited)	31 December 2013
Equipment project	127,025	342,754
Accrued expenses	93,821	36,748
Guaranty deposit	40,472	45,354
Sales discount	25,216	38,774
Payable to related parties(Note7(5))	17,217	39,620
Deposits	10,794	10,438
Social insurances withholding	10,595	10,183
Others	130,295	113,227

	455,435	637,098

NOTES TO THE FINANCIAL STATEMENTS (continued)

FOR THE SIX MONTHS ENDED 30 JUNE 2014

(All amounts in thousands of Renminbi Yuan unless otherwise stated)

[English Translation for Reference Only]

(27)	Current portion of non-current liabilities

	30 June 2014 (unaudited)	31 December 2013
Current portion of long-term borrowings - Unsecured	615,280	609,690

Current portion of long-term borrowings are as follows:

	Inception date	Maturity date	Currency	Interest rate per annum (%)	Amount	RMB equivalents
Sumitomo Mitsui Banking Corporation (China) Limite	2013-4-2	2014-9-30	USD	1.4836	100,000 (thousands)	615,280

(28)	Other non-current liabilities

	30 June 2014 (unaudited)	31 December 2013
Deferred income	175,000	180,000

As at 30 June 2014 and 31 December 2013, deferred income mainly includes government grants related to assets, which is recognised initially as deferred income and amortised to profit or loss on a straight-line basis over the useful life of the asset.

NOTES TO THE FINANCIAL STATEMENTS (continued)

FOR THE SIX MONTHS ENDED 30 JUNE 2014

(All amounts in thousands of Renminbi Yuan unless otherwise stated)

[English Translation for Reference Only]

5	Notes to the consolidated financial statements (continued)

(29)	Long-term borrowings

	Currency	30 June 2014 (unaudited)	31 December 2013
Unsecured	RMB	24,290	627,800

As at 30 June 2014 , the weighted average interest rate of long-term borrowings is 5.87% per annum (unaudited)(31 December 2013: 5.78%).The Group made early repayments for the long-term borrowing with total amount of RMB 600,000 thousands in January and June 2014. This long-term borrowing had an interest rate of 5.76% per annum with original maturity date on 14 December, 2016.

(a)	The top five long-term borrowings are as follows:

	Inception date	Maturity date	Currency	Annual Interest rate(%)	30 June 2014 (unaudited)		31 December 2013
					Original currency	RMB	Original currency	RMB

Industry and Commercial Bank of China, Jinshan Branch	2011.11.29	2016.08.24	RMB	6.90	—	4,960	—	5,680
Industry and Commercial Bank of China, Jinshan Branch	2011.09.28	2016.08.24	RMB	6.90	—	4,520	—	5,170
Industry and Commercial Bank of China, Jinshan Branch	2011.09.16	2016.08.24	RMB	6.90	—	3,640	—	4,160
Industry and Commercial Bank of China, Jinshan Branch	2011.10.27	2016.08.24	RMB	6.90	—	3,630	—	4,160
Industry and Commercial Bank of China, Jinshan Branch	2011.12.29	2016.08.24	RMB	6.90	—	2,680	—	3,060

NOTES TO THE FINANCIAL STATEMENTS (continued)

FOR THE SIX MONTHS ENDED 30 JUNE 2014

(All amounts in thousands of Renminbi Yuan unless otherwise stated)

[English Translation for Reference Only]

5	Notes to the consolidated financial statements (continued)

(30)	Share capital

	31 December 2013	Increase or decrease in current period					30 June 2014 (unaudited)
		Issue new share	Stock Dividend	Transfer from capital surplus to paid-in capital	Other	Subtotal
Restricted Shares -
Domestic legal persons shares	5,685,000	—	—	—	—	—	5,685,000
Non-restricted Shares -
RMB ordinary A shares listed in PRC	1,620,000	—	—	—	—	—	1,620,000
Foreign investment H shared listed overseas	3,495,000	—	—	—	—	—	3,495,000

	10,800,000	—	—	—	—	—	10,800,000

The Company was founded in Shanghai, PRC on 29 June 1993 with registered capital of RMB 4,000,000,000 invested by its holding company-China National Petrochemical Corporation; these shares were converted from assets of former Shanghai Petrochemical Complex.

Approved by Zheng Wei Fa No. [1993]30 issued by the State Council Securities Committee, the Company launched its Initial Public Offering (“IPO”) in July 1993 and September 1993 in Hong Kong, New York, Shanghai and Shenzhen to issue 2.23 billion shares, including 1.68 billion H shares and 550 million A shares. The 550 million A shares included 400 million individual shares (including 150 million shares issued to SPC employees) and 150 million legal person shares. H shares were listed on the Hong Kong Stock Exchange on 26 July 1993, and listed on the New York Stock Exchange in the form of American Depositary Shares at the same time; the A shares were listed on the Shanghai Stock Exchange on 8 November 1993.

After the IPO, the total quantity of shares issued by the Company was 6.23 billion, including 4 billion state-owned shares, 150 million legal person shares, 400 million individual shares, and 1.68 billion H shares.

According to the plan stated in the prospectus issued in July 1993, and approved by the China Securities Regulatory Commission, the Company issued 320 million ordinary A shares with a par value of RMB 1 each at an issuing price of RMB 2.4 each during the period from 5 April to 10 June 1994. These shares were listed on the Shanghai Stock Exchange on 4 July 1994. By then, the total quantity of shares issued was expanded from 6.23 billion to 6.55 billion.

On 22 August 1996, the Company issued 500 million H shares to overseas investors; on 6 January 1997, another 150 million H shares were issued to overseas investors. By then, the total quantity of shares issued was expanded to 7.2 billion, including 2.33 billion H shares.

In 1998, China National Petrochemical Corporation was restructured to Sinopec Group.

NOTES TO THE FINANCIAL STATEMENTS (continued)

FOR THE SIX MONTHS ENDED 30 JUNE 2014

(All amounts in thousands of Renminbi Yuan unless otherwise stated)

[English Translation for Reference Only]

5	Notes to the consolidated financial statements (continued)

(30)	Share capital (continued)

Sinopec Corp. was founded on 28 February 2000 based on the approved assets restructuring of Sinopec Group. As part of the restructuring, the shares of the Company held by the Sinopec Group were injected in Sinopec Corp.; after the restructuring, the ownership of 4 billion state-owned shares of the Company held by the Sinopec Group were transferred to Sinopec Corp., and the shares were changed to state-owned legal person shares in nature.

All the A and H shares rank pari passu in all respects.

Capital verifications of the issued and paid up capital were performed by KPMG Huazhen. Capital verification reports were issued on 27 October 1993, 10 June 1994, 15 September 1996 and 20 March 1997 accordingly.

Pursuant to the ‘Approval on matters relating to the Share Segregation Reform of Sinopec Shanghai Petrochemical Company Limited’ issued by the State-owned Assets Supervision and Administration Commission of the State Council (State Owned Property [2013] No.443), a General Meeting of A share shareholders was held on 8 July 2013 and passed the resolution of ¡®Share Segregation Reform of Sinopec Shanghai Petrochemical Company Limited (Amendment)’ (“the share segregation reform resolution”) which was published by the Company on Shanghai Stock Exchange (“SSE”) website on 20 June 2013.According to the Share Segregation Reform Resolution, the controlling shareholder of the Company, Sinopec Corp. ,offered shareholders of circulating A shares 5 shares for every 10 circulating A shares they held on 16 August 2013, aggregating 360,000,000 A shares, for the purpose of obtaining the listing rights of its non-circulating shares in the A Shares market. From 20 August 2013 (“the circulation date”), all the Company’s non-circulating A shares have been granted circulating rights on Shanghai Stock Exchange (“SSE”). As part of the restricted conditions, Sinopec Corp. committed that all the 3,640,000,000 A shares held were not allowed to be traded on SSE or transferred within 12 months from the circulation date (“the restriction period”). After the restriction period, Sinopec Corp. can only sell no more than 5 and 10 percent of its total shares within 12 and 24 months, respectively. The former 150,000,000 non-circulating A shares held by social legal persons were also prohibited to be traded on SSE or transferred within 12 months from the circulation date. Meanwhile, Sinopec Corp. also committed in the Share Segregation Reform Resolution that a scheme of converting surplus to share capital (no less than 4 shares for every 10 shares) will be proposed on the board of directors and shareholders meetings within 6 months after the circulation date.

The 15th Meeting of the 7th term of Board of Directors was held on 28 August 2013 and the Company proposed and passed a resolution regarding interim cash dividend for the first half year of 2013 and the conversion of share premium and surplus reserve to share capital. The resolution included a distribution of 5 shares and a cash dividend distribution of RMB 0.5 (tax included) for every 10 shares based on the 7,200,000 thousands ordinary shares as at 30 June 2013. Among the 5 shares distributed, 3.36 shares were converted from share premium of RMB 2,420,841 thousands and 1.64 shares were converted from surplus reserves of RMB 1,179,159 thousands. The resolution were approved by the extraordinary general meeting of shareholders, A share class shareholders meeting and H share class shareholders meeting on 22 Oct 2013, respectively. As at 30 June 2014, the total share capital of the Company was 10.8 billion. The above capital reserve and surplus reserve fund conversion was verified by PricewaterhouseCoopers Zhong tian LLP and a capital verification report (PwC ZT Yan Zi (2014) No. 131) was issued on 12 March 2014.

NOTES TO THE FINANCIAL STATEMENTS (continued)

FOR THE SIX MONTHS ENDED 30 JUNE 2014

(All amounts in thousands of Renminbi Yuan unless otherwise stated)

[English Translation for Reference Only]

5	Notes to the consolidated financial statements (continued)

(30)	Share capital (continued)

	31 December 2012	Increase or decrease in current period					30 June 2013
		Issue new share	Stock dividend	Transfer from capital surplus to paid-in capital	Other	Subtotal

Non-circulation Shares -
Legal persons shares	4,150,000	—	—	—	—	—	4,150,000
Shares without restriction of trading -
RMB ordinary A shares listed in PRC	720,000	—	—	—	—	—	720,000
Foreign investment H shared listed overseas	2,330,000	—	—	—	—	—	2,330,000

	7,200,000	—	—	—	—	—	7,200,000

(31)	Capital surplus

	31 December 2013	Increase in current period	Decrease in current period	30 June 2014 (unaudited)
Government grants	412,370	—	—	412,370
Refund of harbor construction charge	32,485	—	—	32,485
Others	49,067	—	—	49,067

	493,922	—	—	493,922

	31 December 2012	Increase in current period	Decrease in current period	30 June 2013
Share premium	2,420,841	—	—	2,420,841
Government grants	412,370	—	—	412,370
Refund of harbor construction charge	32,485	—	—	32,485
Others	49,067	—	—	49,067

	2,914,763	—	—	2,914,763

NOTES TO THE FINANCIAL STATEMENTS (continued)

FOR THE SIX MONTHS ENDED 30 JUNE 2014

(All amounts in thousands of Renminbi Yuan unless otherwise stated)

[English Translation for Reference Only]

5	Notes to the consolidated financial statements (continued)

(32)	Specific reserve

	31 December 2013	Accrued during the period	Utilised during the period	30 June 2014 (unaudited)
Safety production costs	5,832	83,900	(56,977)	32,755

	31 December 2012	Accrued during the period	Utilised during the period	30 June 2013
Safety production costs	8,179	62,343	(36,398)	34,124

Specific reserve represents unutilised safety production fund accrued in accordance with state regulations (Note 2 (20)).

(33)	Surplus reserve

	31 December 2013	Increase in current period	Decrease in current period	30 June 2014 (unaudited)
Statutory surplus reserve	4,072,476	—	—	4,072,476
Discretionary surplus reserve	101,355	—	—	101,355

	4,173,831	—	—	4,173,831

	31 December 2012	Increase in current period	Decrease in current period	30 June 2013
Statutory surplus reserve	3,871,256	—	—	3,871,256
Discretionary surplus reserve	1,280,514	—	—	1,280,514

	5,151,770	—	—	5,151,770

In accordance with the Company Law and the Company’s Articles of Association, the Company should appropriate 10% of net profit for the year to the statutory surplus reserve, and the Company can cease appropriation when the statutory surplus reserve accumulated to more than 50% of the registered capital. The statutory surplus reserve can be used to make up for the loss or increase the share capital after approval from the appropriate authorities. No Statutory surplus reserve was provided during current period (unaudited)(For the six months ended 30 June 2013: Nil).

The Company appropriates for the discretionary surplus reserve should be proposed by the board of directors and approved by the General Meeting of Shareholders. The discretionary surplus reserve can be used to make up for the loss or increase the share capital after approval from the appropriate authorities. No discretionary surplus reserve was provided in current period (unaudited)(For the six months ended 30 June 2013: Nil).

NOTES TO THE FINANCIAL STATEMENTS (continued)

FOR THE SIX MONTHS ENDED 30 JUNE 2014

(All amounts in thousands of Renminbi Yuan unless otherwise stated)

[English Translation for Reference Only]

5	Notes to the consolidated financial statements (continued)

(34)	Undistributed profits

	Six months ended 30 June 2014 (unaudited)	Six months ended 30 June 2013
Undistributed profits at the beginning of the period	2,358,032	915,707
Add: Net (loss)/profit attributable to equity shareholders of the Company	(164,911)	438,020
Less: ordinary shares dividends payable	(540,000)	—
Undistributed profits at the end of the period	1,653,121	1,353,727

As at 30 June 2014, surplus reserves of the Company’s subsidiaries amounting to RMB 151,490 thousands (unaudited) is included in undistributed profits (as at 31 December 2013: RMB 139,663 thousands). Surplus reserve attributable to the Company which is made by the subsidiaries during current period is RMB 11,827 thousands (unaudited)(For the six months ended 30 June 2013: RMB 212 thousands).

Pursuant to the resolution of the shareholders’ meeting on June 18 2014, it was approved to distribute to all shareholders 2013 annual cash dividend of RMB 0.05 per share totaling RMB 540,000 thousands (unaudited)( For the six months ended 30 June 2013: Nil).

No dividend were declared after balance sheet date.

(35)	Minority interests

Attributable to the minority shareholders of subsidiaries:

	30 June 2014 (unaudited)	31 December 2013
Shanghai Golden Phillips Petrochemical Company Limited	168,847	172,875
China Jinshan Associated Trading Corporation	58,766	56,272
Shanghai Jinchang Engineering Plastics Company Limited	30,326	29,915

	257,939	259,062

NOTES TO THE FINANCIAL STATEMENTS (continued)

FOR THE SIX MONTHS ENDED 30 JUNE 2014

(All amounts in thousands of Renminbi Yuan unless otherwise stated)

[English Translation for Reference Only]

5	Notes to the consolidated financial statements (continued)

(36)	Revenue and cost of sales

	Six months ended 30 June 2014 (unaudited)
	Revenue	Cost of sales
Main operations	51,115,300	44,849,974
Other operations	258,977	167,722

	51,374,277	45,017,696

	Six months ended 30 June 2013
	Revenue	Cost of sales
Main operations	56,873,601	49,874,381
Other operations	237,321	145,091

	57,110,922	50,019,472

(a)	Main operations revenue and main operations cost The Group mainly operates in petrochemical industry.

Analysis by product is as follows:

	Six months ended 30 June
	2014 (unaudited)		2013
	Main operations revenue	Main operations cost	Main operations revenue	Main operations cost
Synthetic fibres	1,455,724	1,559,915	1,648,861	1,745,312
Resins and plastics	5,992,827	5,800,333	6,899,190	7,035,801
Intermediate petrochemicals	6,870,914	6,132,796	9,798,197	8,256,733
Petroleum products	29,882,039	24,644,967	32,634,478	27,097,432
Trading of petrochemical products	6,674,630	6,561,594	5,646,046	5,572,275
All others	239,166	150,369	246,829	166,828

	51,115,300	44,849,974	56,873,601	49,874,381

NOTES TO THE FINANCIAL STATEMENTS (continued)

FOR THE SIX MONTHS ENDED 30 JUNE 2014

(All amounts in thousands of Renminbi Yuan unless otherwise stated)

[English Translation for Reference Only]

5	Notes to the consolidated financial statements (continued)

(36)	Revenue and cost of sales (continued)

(b)	Revenue from the top five customers

The revenue from the top five customers of the Group amounted to RMB 31,539,696 thousands (unaudited) (For the six months ended 30 June 2013: RMB 35,811,860 thousands), which accounted for 61.40% of total revenue (unaudited) (For the six months ended 30 June 2013: 62.71%), details are set out as follows (unaudited):

	Revenue	Percentage of total revenue (%)
Sinopec Huadong Sales Company Limited	26,353,139	51.30%
Sinopec Chemical Commercial Holding Company Limited	2,221,239	4.32%
Jiaxing Petrochemical Company Limited	1,245,904	2.43%
China Petroleum & Chemical Corporation	811,610	1.58%
Sinopec Refinery Product Sales Company Limited	907,804	1.77%

	31,539,696	61.40%

(37)	Taxes and surcharges

	Six months ended 30 June
	2014 (unaudited)	2013	Tax base and rate
Consumption tax	4,009,842	4,249,201	In accordance with the relevant tax regulation, with effect from 1 January 2009, consumption tax rate for sale of gasoline and diesel oil have been adjusted to RMB 1,388 per ton and RMB 940.8 per ton respectively.
City maintenance and construction tax	373,598	391,054	7% of actual payments of consumption, business tax and VAT during the period
Educational surcharge and others	267,336	279,512	5% of actual payments of consumption, business tax and VAT during the period
Business tax	3,446	3,968	5% of taxable turnover amount

	4,654,222	4,923,735

NOTES TO THE FINANCIAL STATEMENTS (continued)

FOR THE SIX MONTHS ENDED 30 JUNE 2014

(All amounts in thousands of Renminbi Yuan unless otherwise stated)

[English Translation for Reference Only]

5	Notes to the consolidated financial statements (continued)

(38)	Selling and distribution expenses

	Six months ended 30 June
	2014 (unaudited)	2013
Transportation fee	138,149	173,516
Sales commission	71,052	83,795
Storage and logistics expenses	27,982	37,693
Staff costs	23,423	26,042
Others	13,301	13,756

	273,907	334,802

(39)	General and administrative expenses

	Six months ended 30 June
	2014 (unaudited)	2013
Staff costs	484,240	474,249
Repair and maintenance expenses	419,792	538,033
Depreciation and amortisation	57,108	45,610
Administrative expenses	53,525	55,876
Taxation charges	52,554	71,651
Security and fire extinguishment expenses	38,343	29,686
Research and development costs	20,126	20,701
Others	98,732	89,435

	1,224,420	1,325,241

(40)	Financial expenses /(income) - net

	Six months ended 30 June
	2014 (unaudited)	2013
Interest expenses	204,373	199,473
Less: Interest income	(34,426)	(40,468)
Exchange loss/(gain) - net	104,474	(314,687)
Others	4,922	5,953

	279,343	(149,729)

NOTES TO THE FINANCIAL STATEMENTS (continued)

FOR THE SIX MONTHS ENDED 30 JUNE 2014

(All amounts in thousands of Renminbi Yuan unless otherwise stated)

[English Translation for Reference Only]

5	Notes to the consolidated financial statements (continued)

(41)	Investment (loss)/income

	Six months ended 30 June
	2014 (unaudited)	2013
Investment accounted for using the equity method (a)	(65,716)	8,157

There are no severe restrictions on the investee’s ability to transfer investment income to the Group.

(a)	Investment accounted for using the equity method

The amount of investment (loss)/income from an investee accounts for more than 5% of total profits or included in the top five investment income of total profits, are as follows:

	Six months ended 30 June
	2014 (unaudited)	2013
Shanghai Secco Petrochemical Company Limited	(121,292)	(27,756)
Shanghai Chemical Industrial Park Development Company Limited	36,259	15,087
BOC-SPC Gases Company Limited	10,323	10,031
Shanghai Azbil Automation Company Limited	7,288	4,713
Shanghai Jinpu Plastic Packing Materials Company Limited	(5,289)	(4,645)

	(72,711)	(2,570)

(42)	Asset impairment losses

	Six months ended 30 June
	2014 (unaudited)	2013
Inventories	22,864	23,869
Receivables	(21)	50

	22,843	23,919

NOTES TO THE FINANCIAL STATEMENTS (continued)

FOR THE SIX MONTHS ENDED 30 JUNE 2014

(All amounts in thousands of Renminbi Yuan unless otherwise stated)

[English Translation for Reference Only]

5	Notes to the consolidated financial statements (continued)

(43)	Non-operating income

	Six months ended 30 June		Recognized as
	2014 (unaudited)	2013	extraordinary profit and loss of current period
Government grants(a)	11,873	6,294	11,873
Gains on disposal of fixed assets	5,220	806	5,220
Others	8,262	843	8,262

	25,355	7,943	25,355

(a)	Government grants mainly include:

	Six months ended 30 June
	2014 (unaudited)	2013
Amortization of deferred income	5,000	5,000
Subsidies for energy saving and environmental protection	3,089	—
Fiscal subsidy for scientific research	1,090	—
Local education surcharges refund	—	274
Others	2,694	1,020

	11,873	6,294

(44)	Non-operating expenses

	Six months ended 30 June		Recognized as
	2014 (unaudited)	2013	extraordinary profit and loss of current period
Losses on disposal of fixed assets	13,425	20,314	13,425
Allowances	11,460	11,520	11,460
Others	5,361	8,426	5,361

	30,246	40,260	30,246

NOTES TO THE FINANCIAL STATEMENTS (continued)

FOR THE SIX MONTHS ENDED 30 JUNE 2014

(All amounts in thousands of Renminbi Yuan unless otherwise stated)

[English Translation for Reference Only]

5	Notes to the consolidated financial statements (continued)

(45)	Income tax expenses

	Six months ended 30 June
	2014 (unaudited)	2013
Current tax expense for the period based on tax law and regulations	7,193	7,441
Movement of deferred tax	(14,049)	159,574

	(6,856)	167,015

The reconciliation from income tax calculated based on the applicable tax rates and total profit presented in the consolidated financial statements to the income tax expenses is listed below:

	Six months ended 30 June
	2014 (unaudited)	2013
Total (loss)/profit	(168,761)	609,322
Income tax expenses calculated at applicable tax rates	(42,190)	152,331
Tax effect of share of profit of investments accounted for using the equity method	16,429	(2,039)
Tax effect of non-deductible expenses	7,363	680
Under provision for income tax expense in respect of preceding years	11	2,892
Tax loss for which no deferred income tax asset was recognized in the period	11,531	13,151
Income tax expenses	(6,856)	167,015

(46)	(Loss)/Earnings per share

(a)	Basic (loss)/earnings per share

Basic earnings per share is calculated by dividing the consolidated net profit attributable to ordinary shareholders of the Company by the weighted average number of ordinary shares outstanding:

	Six months ended 30 June
	2014 (unaudited)	2013
Consolidated net (loss)/profit attributable to ordinary shareholders of the Company	(164,911)	438,020
Weighted average number of the Company’s ordinary shares outstanding (thousands)	10,800,000	10,800,000
Basic (loss)/earnings per share	(0.015)	0.041

NOTES TO THE FINANCIAL STATEMENTS (continued)

FOR THE SIX MONTHS ENDED 30 JUNE 2014

(All amounts in thousands of Renminbi Yuan unless otherwise stated)

[English Translation for Reference Only]

5	Notes to the consolidated financial statements (continued)

(46)	(Loss)/Earnings per share (continued)

(a)	Basic (loss)/earnings per share (continued)

As mentioned in Note 1, The resolution included a distribution of 5 shares for every 10 shares based on the 7.2 billion ordinary shares as at 30 June 2013. Among the 5 shares distributed, 3.36 shares were converted from share premium of RMB 2,420,841 thousands and 1.64 shares were converted from surplus reserves of RMB 1,179,159 thousands. As at 30 June 2014, the Company’s total share capital was 10.8 billion shares. In determining the weighted average number of ordinary shares in issue for the six months ended 30 June 2013, the 3.6 billion shares issued by way of capitalisation of reserves on 4 December 2013 have been regarded as if these shares were in issue since 1 January 2013. Earnings per share for the six months ended 30 June 2013 were restated accordingly.

(b)	Diluted (loss)/earnings per share:

As there are no diluted ordinary shares outstanding, the diluted earnings per share equals the basic earnings per share.

(47)	Notes to consolidated cash flow statement

(a)	Cash received relating to other operating activities

	Six months ended 30 June
	2014 (unaudited)	2013
Subsidy income	6,873	12,116
Others	5,876	1,580

	12,749	13,696

(b)	Cash paid relating to other operating activities

	Six months ended 30 June
	2014 (unaudited)	2013
Sales commission	71,052	83,795
Administrative expenses	53,525	55,943
Security and fire extinguishment expenses	38,343	29,716
Storage and logistics expenses	21,159	31,338
Research and development costs	20,126	21,293
Others	80,394	71,589

	284,599	293,674

NOTES TO THE FINANCIAL STATEMENTS (continued)

FOR THE SIX MONTHS ENDED 30 JUNE 2014

(All amounts in thousands of Renminbi Yuan unless otherwise stated)

[English Translation for Reference Only]

5	Notes to the consolidated financial statements (continued)

(47)	Notes to consolidated cash flow statement (continued)

(c)	Cash received relating to other investment activities:

	Six months ended 30 June
	2014 (unaudited)	2013
Interest income	34,426	40,468

(48)	Supplementary materials to consolidated cash flow statement

(a)	Reconciliation from net (loss)/profit to cash flows from operating activities

	Six months ended 30 June
	2014 (unaudited)	2013
Net (loss)/profit	(161,905)	442,307
Add: Provisions for assets impairment	22,843	23,919
Depreciation of investment properties	6,725	6,622
Depreciation of fixed assets	992,413	1,077,005
Amortisation of intangible assets	8,804	9,163
Amortisation of long-term prepaid expenses	143,700	208,283
Losses on disposal of fixed assets	8,205	19,508
Financial expenses/(income) - net	253,398	(138,765)
Investment loss/(income)	65,716	(8,157)
(Increase)/Decrease in deferred tax assets	(14,049)	159,574
Decrease in inventories	1,285,262	282,216
Decrease/(increase) in operating receivables	949,157	(396,689)
(Decrease)/Increase in operating payables	(2,750,744)	1,664,800
Increase in specific reserve	26,923	25,945

Net cash flows generated from operating activities	836,448	3,375,731

NOTES TO THE FINANCIAL STATEMENTS (continued)

FOR THE SIX MONTHS ENDED 30 JUNE 2014

(All amounts in thousands of Renminbi Yuan unless otherwise stated)

[English Translation for Reference Only]

5	Notes to the consolidated financial statements (continued)

(48)	Supplementary materials to consolidated cash flow statement (continued)

(b)	Net increase in cash and cash equivalents

	Six months ended 30 June
	2014 (unaudited)	2013
Cash and cash equivalents at the end of the period	322,179	292,706
Less: cash and cash equivalents at the beginning of the period	133,256	160,962

Net increase in cash and cash equivalents	188,923	131,744

(c)	Cash and cash equivalents

	30 June 2014 (unaudited)	31 December 2013
Cash
Including: Cash on hand	57	23
Bank deposits available on demand	320,430	131,377
Other monetary fund available on demand	1,692	1,856

Cash and cash equivalents at the end of the period	322,179	133,256

6	Segment information

Segment information is presented in respect of the Group’s business segments, the format of which is based on the structure of the Group’s internal organisation, management requirement, and internal reporting system.

In a manner consistent with the way in which information is reported internally to the Group’s chief operating decision maker for the purposes of resource allocation and performance assessment, the Group identified the following five reportable segments. No operating segments have been aggregated to form the following reportable segments.

The Group evaluates the performance and allocates resources to its operating segments on an operating income basis, without considering the effects of finance expenses, investment income, non-operating income and non-operating expenses. The accounting policies adopted by the operating segments are the same with the policies in Note 2(29). The transfer price of intersegment is recognised with cost plus profit method.

NOTES TO THE FINANCIAL STATEMENTS (continued)

FOR THE SIX MONTHS ENDED 30 JUNE 2014

(All amounts in thousands of Renminbi Yuan unless otherwise stated)

[English Translation for Reference Only]

6	Segment information (continued)

The Group principally operates in five operating segments: petroleum products, intermediate petrochemicals, synthetic fibres, resins and plastics and trading of petrochemical products. Petroleum products, intermediate petrochemicals, synthetic fibres and resins and plastics are produced through intermediate steps from crude oil, the principal raw material. The specific products of each segment are as follows:

(i)	The Group’s petroleum products segment is equipped with crude oil distillation facilities used to produce vacuum and atmospheric gas oils used as feedstocks of the Group’s downstream processing facilities. Residual oil and low octane gasoline fuels are co-products of the crude oil distillation process. Part of the residual oil is further processed into qualified refined gasoline and diesel oil. In addition, the Group produces a variety of fuels for transportation, industry and household heating usage, such as diesel oil, jet fuel, heavy oil and liquefied petroleum gas.

(ii)	The intermediate petrochemicals segment primarily produces p-xylene, benzene and butadiene. Most of the intermediate petrochemicals produced by the Group are used by the Group as raw materials in the production of other petrochemicals, resins, plastics and synthetic fibres. A portion of the intermediate petrochemicals as well as certain by-products of the production process are sold to outside customers.

(iii)	The synthetic fibres segment produces primarily polyester and acrylic fibres, which are mainly used in the textile and apparel industries.

(iv)	The resins and plastics segment produces primarily polyester chips, low-density polyethylene resins and films, polypropylene resins and PVA granules. The polyester chips are used to produce polyester fibres, coating and containers. Polyethylene resins and plastics are used to produce insulated cable, mulching films and moulded products such as housewares and toys. Polypropylene resins are used for films, sheets and moulded products such as housewares, toys, consumer electronics and automobile parts.

(v)	The Group’s trading of petrochemical products segment primarily engages in importing and exporting of petrochemical products.

(vi)	All other operating segments represent the operating segments which do not meet the quantitative threshold for determining reportable segments. These include consumer products and services and a variety of other commercial activities, which are not allocated to the above five operating segments.

Segment results, assets and liabilities include items directly attributable to a segment as well as those that can be allocated on a reasonable basis. Unallocated items mainly comprise long-term equity investments, deferred tax assets, cash and cash equivalents and its related interest income, investment properties and related depreciation expense, interest-bearing loans, interest expenses, and corporate assets and related expenses.

NOTES TO THE FINANCIAL STATEMENTS (continued)

FOR THE SIX MONTHS ENDED 30 JUNE 2014

(All amounts in thousands of Renminbi Yuan unless otherwise stated)

[English Translation for Reference Only]

6	Segment information (continued)

(a)	Segment information as at and for the six months ended 30 June 2014 is as follows (unaudited):

	Synthetic fibres	Resins and plastics	Intermediate petrochemicals	Petroleum products	Trading of petrochemical products	Others	Unallocated	Elimination	Total
Revenue from external customers	1,455,724	5,992,827	6,870,914	29,882,039	6,674,630	498,143	—	—	51,374,277
Inter-segment revenue	—	120,663	8,676,997	3,204,352	1,407,682	587,414	—	(13,997,108)	—
Interest income	—	—	—	—	—	—	34,426	—	34,426
Interest expenses	—	—	—	—	—	—	(204,373)	—	(204,373)
Investment loss from associates and joint ventures	—	—	—	—	—	—	(65,716)	—	(65,716)
Asset impairment losses	(22,775)	848	(265)	(651)	—	—	—	—	(22,843)
Depreciation and amortisation	(92,139)	(120,969)	(328,437)	(490,674)	(122)	(112,576)	(6,725)	—	(1,151,642)

Total (loss)/profit	(290,783)	(262,983)	45,903	558,265	52,003	78,784	(349,950)	—	(168,761)

Income tax expenses	—	—	—	—	—	—	6,856	—	6,856
Net (loss)/profit	(290,783)	(262,983)	45,903	558,265	52,003	78,784	(343,094)	—	(161,905)

Total assets	1,895,863	1,964,860	6,043,990	16,008,190	828,489	2,189,992	4,781,347	—	33,712,731

Total liabilities	233,254	932,204	1,052,962	4,586,084	1,123,190	77,241	8,296,228	—	16,301,163

(b)	Segment information for the six months ended 30 June 2013 and as at 31 December 2013 is as follows:

	Synthetic fibres	Resins and plastics	Intermediate petrochemicals	Petroleum products	Trading of petrochemical products	Others	Unallocated	Elimination	Total
Revenue from external customers	1,648,861	6,899,190	9,798,197	32,634,478	5,646,046	484,150	—	—	57,110,922
Inter-segment revenue	—	130,040	9,689,067	4,661,528	1,682,100	778,300	—	(16,941,035)	—
Interest income	—	—	—	—	—	—	40,468	—	40,468
Interest expenses	—	—	—	—	—	—	(199,473)	—	(199,473)
Investment income from associates and joint ventures	—	—	—	—	—	—	8,157	—	8,157
Asset impairment losses	(18,647)	(2,970)	(2,302)	—	—	—	—	—	(23,919)
Depreciation and amortisation	(85,422)	(128,433)	(345,158)	(402,301)	(234)	(124,619)	(6,623)	—	(1,092,790)

Total (loss)/profit	(278,572)	(624,393)	708,429	611,243	6,344	67,324	118,947	—	609,322

Income tax expenses	—	—	—	—	—	—	(167,015)	—	(167,015)
Net (loss)/profit	(278,572)	(624,393)	708,429	611,243	6,344	67,324	(48,068)	—	442,307

Total assets	1,964,603	2,160,187	6,680,569	18,333,316	743,409	2,315,330	4,718,519	—	36,915,933

Total liabilities	320,028	1,390,864	1,773,355	6,363,608	972,403	103,170	7,901,826	—	18,825,254

In view of the fact that the Group operates mainly in the PRC, no geographical segment information is presented.

For the six months ended 30 June 2014, revenue from the same customer accounted for 60% (unaudited) of total Group revenue (For the six months ended 30 June 2013: 61%). The revenue from the customer derived from the following segments: intermediate petrochemicals, petroleum products, trading of petrochemical products and other segment.

NOTES TO THE FINANCIAL STATEMENTS (continued)

FOR THE SIX MONTHS ENDED 30 JUNE 2014

(All amounts in thousands of Renminbi Yuan unless otherwise stated)

[English Translation for Reference Only]

7	Related parties and related party transactions

(1)	Information on the parent company

(a)	General information of the parent company:

	Nature of business	Place of registration	Legal representative	Business nature	Organization code
China Petroleum & Chemical Corporation	Joint stock limited company	No.22 Chaoyangmen North Street, Chaoyang District, Beijing	Fu Chengyu	Exploring for, extracting and selling crude oil and natural gas; oil refining; production, sale and transport of petrochemical, chemical fibres and other chemical products; pipe transport of crude oil and natural gas; research and development and application of new technologies and information.	71092609-4

The Company’s ultimate controlling party is China Petrochemical Corporation.

(b)	Registered capital and changes in registered capital of the parent company:

	31 December 2013	Increase in current period	Decrease in current period	30 June 2014 (unaudited)
China Petroleum & Chemical Corporation	RMB 116.8 billion	RMB 0.2 billion	—	RMB 116.8 billion

(c)	The percentages of share holding and voting rights in the Company held by the parent company

	30 June 2014 (unaudited)		31 December 2013
	Share holding	Voting rights	Share holding	Voting rights
China Petroleum & Chemical Corporation	50.56%	50.56%	50.56%	50.56%

(2)	Information on the Company’s subsidiaries

The general information and other related information of the subsidiaries is set out in Note 4.

NOTES TO THE FINANCIAL STATEMENTS (continued)

FOR THE SIX MONTHS ENDED 30 JUNE 2014

(All amounts in thousands of Renminbi Yuan unless otherwise stated)

[English Translation for Reference Only]

7	Related parties and related party transactions (continued)

(3)	Information on other related parties

Names of other related parties	Relationship with the Company	Organisation code
China Petrochemical Corporation	The ultimate parent company	10169286-X
BOC-SPC Gases Company Limited	Joint ventures of the Group	71786630-3
Shanghai Jinpu Plastic Packing Materials Company Limited	Joint ventures of the Group	60733617-6
Shanghai Petrochemical Yangu Gas Development Company Limited	Joint ventures of the Group	60727178-X
Shanghai Secco Petrochemical Company Limited	Associates of the Group	71093847-4
Shanghai Chemical Industry Park Development Company Limited	Associates of the Group	13227550-8
Shanghai Jinsen Hydrocarbon Resins Company Limited	Associates of the Group	60739533-6
Shanghai Azbil Automation Company Limited	Associates of the Group	60733503-4
Shanghai Petrochemical Asphalt Company Limited	Associates of the Group	76720551-1
Shanghai Nam Kwong Petro-Chemical Company Limited	Associates of the Group	70329225-7
Shanghai Jinhuan Petroleum Naphthalene Development Company Limited	Associates of the Group	60721604-3
Shanghai Chemical Industry Park Logistics Company Limited	Associates of the Group	70328158-2
Sinopec Chemical Commercial Holding Company Limited	Subsidiary of the immediate parent company	68435353-5
Sinopec Huadong Sales Company Limited	Subsidiary of the immediate parent company	74491218-4
Sinopec Huanan Sales Company Limited	Subsidiary of the immediate parent company	79552488-6
Sinopec Huabei Sales Company Limited	Subsidiary of the immediate parent company	74912509-1
Sinopec Yizheng Chemical Fibre Company Limited	Subsidiary of the immediate parent company	62590829-7
China International United Petroleum and Chemical Company Limited	Subsidiary of the immediate parent company	10001343-1
China Petrochemical International Company Limited	Subsidiary of the immediate parent company	10169063-7
Sinopec Refinery Product Sales Company Limited	Subsidiary of the immediate parent company	55290897-3
Sinopec Yangzi Petrochemical Company Limited	Subsidiary of the immediate parent company	79710604-7
China Petrochemical International Beijing Company Limited	Subsidiary of the immediate parent company	56745949-6
China Petrochemical International Ningbo Company Limited	Subsidiary of the immediate parent company	55797773-2
China Petrochemical International Tianjin Company Limited	Subsidiary of the immediate parent company	55948374-4
Sinopec Huadong Supplies and Equipment Company Limited	Subsidiary of the immediate parent company	13220850-8
Petro-CyberWorks Information Technology Company Limited	Subsidiary of the immediate parent company	73513011-3
Sinopec Qingdao Refining and Chemical Company Limited	Subsidiary of the immediate parent company	76672017-5
Sinopec Fuel Oil Sales Corporation Limited	Subsidiary of the immediate parent company	55481307-0
BASF-YPC Company Limited	Joint venture of the immediate parent company	71093957-3
Zhejiang Baling Hengyi Caprolactam Limited Company	Joint venture of the immediate parent company	67060494-6
Sinopec Petroleum Storage and Reserve Limited	Subsidiary of the ultimate parent company	71093486-0
Sinopec Assets Management Corporation	Subsidiary of the ultimate parent company	71093386-8
Shanghai Petrochemical Machine Manufacturing Company Limited	Subsidiary of the ultimate parent company	13229578-7
Sinopec International Petroleum Exploration and Production Limited	Subsidiary of the ultimate parent company	71092780-4
Sinopec Shanghai Engineering Company Limited	Subsidiary of the ultimate parent company	42500745-1
The Fourth Construction Company of Sinopec	Subsidiary of the ultimate parent company	10370137-9
The Fifth Construction Company of Sinopec	Subsidiary of the ultimate parent company	71021776-5
The Tenth Construction Company of Sinopec	Subsidiary of the ultimate parent company	16410269-5
Sinopec Engineering Incorporation	Subsidiary of the ultimate parent company	10169282-7
Sinopec Ningbo Engineering Company Limited	Subsidiary of the ultimate parent company	22433440-5
Sinopec Tending Company Limited	Subsidiary of the ultimate parent company	71093173-1
Sinopec Finance Company Limited	Subsidiary of the ultimate parent company	10169290-7

NOTES TO THE FINANCIAL STATEMENTS (continued)

FOR THE SIX MONTHS ENDED 30 JUNE 2014

(All amounts in thousands of Renminbi Yuan unless otherwise stated)

[English Translation for Reference Only]

7	Related parties and related party transactions (continued)

(4)	Related party transactions

(a)	Purchases and sales of goods, rendering and receiving services

Purchases of goods and receiving services

The Group

			Six months ended 30 June
			2014 (unaudited)		2013
Name of Related Parties	Category	Transaction type	Amount	Percentage of the same category(%)	Amount	Percentage of the same category(%)
Sinopec Corp., its subsidiaries and joint ventures	Purchases	Trade	19,304,312	56.30%	30,499,896	63.34%
Sinopec Group and its subsidiaries	Purchases	Trade	659,511	1.92%	4,935	0.01%
Associates of the Group	Purchases	Trade	1,912,980	5.58%	1,549,589	3.29%
Joint ventures of the Group	Purchases	Trade	183,820	0.54%	173,566	0.37%
Key management personnel	Short-term employee benefits	Compensation for services	7,255	0.75%	5,056	0.52%
Key management personnel	Retirement scheme contributions	Compensation for services	109	0.03%	98	0.03%

Sales of goods, rendering services:

The Group

			Six months ended 30 June
			2014 (unaudited)		2013
Name of Related Parties	Category	Transaction type	Amount	Percentage of the same category(%)	Amount	Percentage of the same category(%)
Sinopec Corp., its subsidiaries and joint ventures	Sales/ Service income	Trade	31,492,651	61.30%	34,668,448	60.70%
Sinopec Group and its subsidiaries	Sales/ Service income	Trade	169,461	0.33%	191,585	0.34%
Associates of the Group	Sales	Trade	923,724	1.80%	1,249,004	2.19%
Joint ventures of the Group	Sales	Trade	223,402	0.43%	202,254	0.35%

NOTES TO THE FINANCIAL STATEMENTS (continued)

FOR THE SIX MONTHS ENDED 30 JUNE 2014

(All amounts in thousands of Renminbi Yuan unless otherwise stated)

[English Translation for Reference Only]

7	Related parties and related party transactions (continued)

(4)	Related party transactions (continued)

(b)	Related party funding

For the six months ended 30 June 2014, the Group and the Company borrowed from Sinopec Finance Company Limited amounting to RMB 4,500,000 thousands (unaudited) (For the six months ended 30 June 2013: RMB 3,308,935 thousands).

For the six months ended 30 June 2014, the Group and the Company repaid Sinopec Finance Company Limited amounting to RMB 3,000,000 thousands (unaudited) (For the six months ended 30 June 2013: RMB 2,700,000 thousands).

For the six months ended 30 June 2014, the Group lent to Shanghai Jinpu Plastic Packing Materials Company Limited amounting to RMB 8,000 thousands (unaudited) (For the six months ended 30 June 2013: Nil).

(c)	Other related transactions

The Group

		Six months ended 30 June
	Transaction Type	2014 (unaudited)	2013
Sinopec Group	Insurance premiums	59,223	73,102
Sinopec Finance Company Limited	Interests received and receivable	592	473
Associates of the Group	Interests received and receivable	158	—
Sinopec Finance Company Limited	Interests paid and payable	27,204	12,462
Sinopec Group	Construction and installation cost	72,979	132,312
Sinopec Chemical Commercial Holding Company Limited	Sales commission	71,052	83,795
Sinopec Corp.	Rental income	14,166	11,865

NOTES TO THE FINANCIAL STATEMENTS (continued)

FOR THE SIX MONTHS ENDED 30 JUNE 2014

(All amounts in thousands of Renminbi Yuan unless otherwise stated)

[English Translation for Reference Only]

7	Related parties and related party transactions (continued)

(5)	Receivables from and payables to related parties

Receivables from related parties:

The Group

		30 June 2014 (unaudited)		31 December 2013
		Amount	Bad debt provision	Amount	Bad debt provision
Cash at bank and on hand	Sinopec Group and its subsidiaries	6,422	—	7,109	—

Notes receivable	Sinopec Corp., its subsidiaries and joint ventures	222,650	—	295,548	—
	Sinopec Group and its subsidiaries	13,377	—	—	—
	Joint ventures of the Group	21,700	—	—	—

		257,727	—	295,548	—

Accounts receivable	Sinopec Corp., its subsidiaries and joint ventures	1,670,718	—	1,612,575	—
	Sinopec Group and its subsidiaries	15,614	—	2,074	—
	Associates of the Group	136,597	—	191,432	—
	Joint ventures of the Group	22,000	—	22,608	—

		1,844,929	—	1,828,689	—

Other receivables	Sinopec Corp., its subsidiaries and joint ventures	5,334	—	4,477	—
	Associates of the Group	399	—	291	—
	Joint ventures of the Group	2,042	—	2,128	—

		7,775	—	6,896	—

Advances to suppliers	Sinopec Corp., its subsidiaries and joint ventures	63,639	—	1	—

Other current assets	Joint ventures of the Group	8,000	—	—	—

NOTES TO THE FINANCIAL STATEMENTS (continued)

FOR THE SIX MONTHS ENDED 30 JUNE 2014

(All amounts in thousands of Renminbi Yuan unless otherwise stated)

[English Translation for Reference Only]

7	Related parties and related party transactions (continued)

(5)	Receivables from and payables to related parties (continued)

Payables to related parties:

The Group

		30 June 2014 (unaudited)	31 December 2013
Short-term borrowings	Sinopec Group and its subsidiaries	1,570,000	70,000

Interests payable	Sinopec Group and its subsidiaries	2,205	—

Notes payable	Sinopec Corp., its subsidiaries and joint ventures	3,400	4,000

Accounts payable	Sinopec Corp., its subsidiaries and joint ventures	3,661,058	6,221,139
	Sinopec Group and its subsidiaries	324	351
	Associates of the Group	319,188	355,840
	Joint ventures of the Group	35,105	36,193

		4,015,675	6,613,523

Other payables	Sinopec Corp., its subsidiaries and joint ventures	9,693	11,315
	Sinopec Group and its subsidiaries	7,524	28,305

		17,217	39,620

Advances from customers	Sinopec Corp., its subsidiaries and joint ventures	11,952	6,385
	Sinopec Group and its subsidiaries	27	31

		11,979	6,416

NOTES TO THE FINANCIAL STATEMENTS (continued)

FOR THE SIX MONTHS ENDED 30 JUNE 2014

(All amounts in thousands of Renminbi Yuan unless otherwise stated)

[English Translation for Reference Only]

7	Related parties and related party transactions (continued)

(6)	Commitments with related parties

Commitments with related parties contracted for by the Group at the balance sheet date but are not yet necessary to be recognized on the balance sheet are as follows:

(i)	Construction and installation cost:

	30 June 2014 (unaudited)	31 December 2013
Sinopec Corp., its subsidiaries	85,701	—
Sinopec Group and its subsidiaries	5,614	48,661

	91,315	48,661

(ii)	Investment commitments with related parties

	30 June 2014 (unaudited)	31 December 2013
Capital contribution to Shanghai Secco	111,263	122,804

Pursuant to the resolution of the 18th meeting of the 7th term of Board of Directors on 5 December 2013, it was approved to make capital contribution of USD 30,017 thousands (RMB 182,804 thousands equivalent) to Shanghai Secco, an associate of the Group. The capital to Shanghai Secco will be contributed in RMB by instalments. The capital contribution is mainly to meet the funding needs of the implementation of the “260,000 tons of AN-2 project” (“AN-2 project”), and “90,000 tons of BEU-2 project” (“BEU-2 project”).

As at 10 December 2013, the Company contributed the first instalment of RMB 60,000 thousands for AN-2 project. The Capital Verification report of the above contribution has already been issued by PricewaterhouseCoopers Zhong Tian LLP(PwC ZT Yan Zi (2013) No. 872). As at 5 March 2014, the Company contributed the first instalment of RMB 11,541 thousands for BEU-2 project (Note 5(9)(b)). The Capital Verification report of the above contribution has already been issued by Shanghai Huayi CPA(Hua Yan Zi (2014) No. 002).

Except for the above, the Group and the Company had no other material commitments with related parties at 30 June 2014, which are contracted, but not included in the financial statements (unaudited).

NOTES TO THE FINANCIAL STATEMENTS (continued)

FOR THE SIX MONTHS ENDED 30 JUNE 2014

(All amounts in thousands of Renminbi Yuan unless otherwise stated)

[English Translation for Reference Only]

8	Contingent liabilities

In June 2007, the State Administrative of Taxation issued a tax circular (Circular No.664) to the local tax authorities requesting the relevant local tax authorities to rectify the applicable enterprise income tax (“EIT”) for nine listed companies, which included the Company. After the notice was issued, the Company was required by the relevant tax authority to settle the EIT for 2007 at a rate of 33 percent. To date, the Company has not been requested by the tax authorities to pay additional EIT in respect of any years prior to 2007. There is no further development of this matter during the period ended 30 June 2014. No provision has been made in the financial statements at 30 June 2014 for this uncertainty because management believes it is not probable that the Group will be required to pay additional EIT for tax years prior to 2007(31 December 2013: Nil).

9	Commitments

(1)	Capital commitments

Capital expenditures contracted for by the Group at the balance sheet date but are not yet necessary to be recognised on the balance sheet are as follows:

	30 June 2014 (unaudited)	31 December 2013
Purchase of fixed assets contracted but not provided for	310,750	182,350
Purchase of fixed assets authorised but not contracted for	1,756,650	784,400

	2,067,400	966,750

(2)	Operating lease commitments

The Group had no material commitments under operating leases as at 30 June 2014, which are contracted, but not included in the financial statements (unaudited).

10	Events occurring after the balance sheet date

As at 7 July 2014, China Jinshan Associated Trading Co., Ltd., the Company’s subsidiary, incorporated a wholly owned subsidiary - Shanghai Jinmao International Trading Co., Ltd. with the registration capital amounting to RMB 20,000 thousands. Shanghai Jinmao International Trading Co., Ltd. is registrated in China (Shanghai) Pilot Free Trade Zone, mainly engaged in import and export of petrochemical products and machinery.

NOTES TO THE FINANCIAL STATEMENTS (continued)

FOR THE SIX MONTHS ENDED 30 JUNE 2014

(All amounts in thousands of Renminbi Yuan unless otherwise stated)

[English Translation for Reference Only]

11	Financial instrument and risk

The Group’s activities expose it to a variety of financial risks: market risk (primarily currency risk and interest rate risk), credit risk and liquidity risk. The Group’s overall risk management programme focuses on the unpredictability of financial markets and seeks to minimise potential adverse effects on the Group’s financial performance.

(1)	Market risk

(a)	Foreign exchange risk

The Group’s major operational activities are carried out in Mainland China and a majority of the transactions are denominated in RMB. Neverthless the Group is exposed to foreign exchange risk arising from the recognised assets and liabilities, and future transactions denominated in foreign currencies, primarily with respect to US dollars. The Group’s finance department at its headquarters is responsible for monitoring the amount of assets and liabilities, and transactions denominated in foreign currencies to minimise the foreign exchange risk.

As at 30 June 2014 and 31 December 2013, the carrying amounts in RMB equivalent of the Group’s assets and liabilities denominated in foreign currencies are summarized as follows:

	30 June 2014 (unaudited)
	USD	Others	Total
Financial assets in foreign currencies -
Cash at bank and on hand	229	823	1,052
Accounts receivable	116,885	—	116,885

	117,114	823	117,937

Financial liabilities in foreign currencies -
Short-term borrowings	1,660,793	—	1,660,793
Accounts payable	840,712	—	840,712
Interest payable	2,069	—	2,069
Current portion of non-current liabilities	615,280	—	615,280

	3,118,854	—	3,118,854

NOTES TO THE FINANCIAL STATEMENTS (continued)

FOR THE SIX MONTHS ENDED 30 JUNE 2014

(All amounts in thousands of Renminbi Yuan unless otherwise stated)

[English Translation for Reference Only]

11	Financial instrument and risk (continued)

(1)	Market risk (continued)

(a)	Foreign exchange risk (continued)

	31 December 2013
	USD	Others	Total
Financial assets in foreign currencies -
Cash at bank and on hand	3,318	750	4,068
Accounts receivable	49,648	—	49,648

	52,966	750	53,716

Financial liabilities in foreign currencies -
Short-term borrowings	4,327,336	—	4,327,336
Accounts payable	818,327	452	818,779
Interest payable	2,305	—	2,305
Current portion of non-current liabilities	609,690	—	609,690

	5,757,658	452	5,758,110

As at 30 June 2014, if the currency had strengthened/weakened by 5% against USD while all other variables had been held constant, the Group’s net loss for the period would have been approximately RMB 112,565 thousands lower/higher (unaudited)(31 December 2013: RMB 213,925 thousands higher/lower in net profit) for various financial assets and liabilities denominated in USD.

(b)	Interest rate risk

The Group’s interest rate risk arises from short-term and long-term interest bearing borrowings. Financial liabilities issued at floating rates expose the Group to cash flow interest rate risk. Financial liabilities issued at fixed rates expose the Group to fair value interest rate risk. The Group determines the relative proportions of its fixed rate and floating rate contracts depending on the prevailing market conditions. As at 30 June 2014, the Group’s short-term and long-term interest bearing borrowings were mainly RMB-denominated with floating rates, amounting to RMB 7,735,970 thousands (unaudited)(31 December 2013: 7,721,826 thousands) (Note 5(18), Note 5(27), Note 5(29)).

The Group’s finance department at its headquarters continuously monitors the interest rate position of the Group. Increases in interest rates will increase the cost of new borrowing and the interest expenses with respect to the Group’s outstanding floating rate borrowings, and therefore could have a material adverse effect on the Group’s financial position. The Group makes adjustments timely with reference to the latest market conditions and may enter into interest rate swap agreements to mitigate its exposure to interest rate risk. During the first half year in 2014, the Group did not enter into any interest rate swap agreements (unaudited)(During the first half year in 2013: Nil).

As at 30 June 2014, if interest rates on the floating rate borrowings had risen/fallen by 50 basis points while all other variables had been held constant, the Group’s net loss would have increased/decreased by approximately RMB 29,010 thousands (unaudited) (31 December 2013: RMB 28,957 thousands).

NOTES TO THE FINANCIAL STATEMENTS (continued)

FOR THE SIX MONTHS ENDED 30 JUNE 2014

(All amounts in thousands of Renminbi Yuan unless otherwise stated)

[English Translation for Reference Only]

11	Financial instrument and risk (continued)

(2)	Credit risk

Credit risk is managed on the grouping basis. Credit risk mainly arises from cash at bank, accounts receivable, other receivables, notes receivable etc.

The Group expects that there is no significant credit risk associated with cash at bank since they are deposited at state-owned banks and other medium or large size listed banks. Management does not expect that there will be any significant losses from non-performance by these counterparties.

In addition, the Group has policies to limit the credit exposure on accounts receivable, other receivables and notes receivable. The Group assesses the credit quality of and sets credit limits on its customers by taking into account their financial position, the availability of guarantee from third parties, their credit history and other factors such as current market conditions. The credit history of the customers is regularly monitored by the Group. In respect of customers with a poor credit history, the Group will use written payment reminders, or shorten or cancel credit periods, to ensure the overall credit risk of the Group is limited to a controllable extent.

(3)	Liquidity risk

Cash flow forecasting is performed by each subsidiary of the Group and aggregated by the Group’s finance department in its headquarters. The Group’s finance department at its headquarters monitors rolling forecasts of the Group’s short-term and long-term liquidity requirements to ensure it has sufficient cash and securities that are readily convertible to cash to meet operational needs, while maintaining sufficient headroom on its undrawn committed borrowing facilities from major financial institutions so that the Group does not breach borrowing limits or covenants on any of its borrowing facilities to meet the short-term and long-term liquidity requirements.

As at 30 June 2014, the Group’s current liabilities exceeded its current assets by RMB 3,747,756 thousands (unaudited). The liquidity of the Group is primarily dependent on its ability to maintain adequate cash inflow from operations, the renewal of its short-term bank loans and on its ability to obtain adequate external financing to support its working capital and meet its debt obligation when they become due. As at 30 June 2014, the Group had standby credit facilities with several PRC financial institutions which provided the Group to borrow up to RMB 29,954,020 thousands, of which RMB 22,218,050 thousands was unutilised(unaudited).

Management has carried out a detailed review of the cash flow forecast of the Group for the twelve months ending 30 June 2015. Based on such forecast, management believes that adequate sources of liquidity exist to fund the Group’s working capital and capital expenditure requirements, and meet its short-term debt obligations as they become due. In preparing the cash flow forecast, management has considered historical cash requirements of the Group as well as other key factors, including the availability of the above-mentioned banking facilities which may impact the operations of the Group during the next twelve-month period. Management is of the opinion that the assumptions used in the cash flow forecast are reasonable.

NOTES TO THE FINANCIAL STATEMENTS (continued)

FOR THE SIX MONTHS ENDED 30 JUNE 2014

(All amounts in thousands of Renminbi Yuan unless otherwise stated)

[English Translation for Reference Only]

11	Financial instrument and risk (continued)

(3)	Liquidity risk (continued)

The financial assets and liabilities of the Group at the balance sheet date are analysed by their maturity date below at their undiscounted contractual cash flows:

	30 June 2014 (unaudited)
	Within 1 year	1 to 2 years	2 to 5 years	Over 5 years	Total
Financial assets -
Cash at bank and on hand	322,179	—	—	—	322,179
Notes receivable	1,803,879	—	—	—	1,803,879
Dividends receivable	57,728	—	—	—	57,728
Accounts receivable and other receivables	2,122,457	—	—	—	2,122,457
Entrusted Loans due within one year	79,470	—	—	—	79,470

	4,385,713	—	—	—	4,385,713

Financial liabilities -
Short-term borrowings	7,178,890	—	—	—	7,178,890
Notes payable	16,447	—	—	—	16,447
Accounts payable and other payables	6,607,692	—	—	—	6,607,692
Interest payable	15,336	—	—	—	15,336
Dividends payable	560,258	—	—	—	560,258
Long-term borrowings	1,676	1,676	24,542	—	27,894
Current portion of non-current liabilities	617,518	—	—	—	617,518

	14,997,817	1,676	24,542	—	15,024,035

NOTES TO THE FINANCIAL STATEMENTS (continued)

FOR THE SIX MONTHS ENDED 30 JUNE 2014

(All amounts in thousands of Renminbi Yuan unless otherwise stated)

[English Translation for Reference Only]

11	Financial instrument and risk (continued)

(3)	Liquidity risk (continued)

	31 December 2013
	Within 1 year	1 to 2 years	2 to 5 years	Over 5 years	Total
Financial assets -
Cash at bank and on hand	133,256	—	—	—	133,256
Notes receivable	2,984,445	—	—	—	2,984,445
Accounts receivable and other receivables	2,025,379	—	—	—	2,025,379
Entrusted Loans due within one year	71,389	—	—	—	71,389

	5,214,469	—	—	—	5,214,469

Financial liabilities -
Short-term borrowings	6,523,012	—	—	—	6,523,012
Notes payable	12,680	—	—	—	12,680
Accounts payable and other payables	9,489,030	—	—	—	9,489,030
Interest payable	10,740	—	—	—	10,740
Dividends payable	20,918	—	—	—	20,918
Long-term borrowings	36,339	36,339	664,746	—	737,424
Current portion of non-current liabilities	616,270	—	—	—	616,270

	16,708,989	36,339	664,746	—	17,410,074

(4)	Fair value

Financial instruments not measured at fair value

Financial assets and financial liabilities not measured at fair value include: notes receivable, receivables, current portion of entrusted loans, short-term borrowings, payables, notes payables, current portion of non-current liabilities and long-term borrowings.

As at 30 June 2014, the carrying amount of the financial assets and liabilities not measured at fair value is a reasonable approximation of their fair value (unaudited).

NOTES TO THE FINANCIAL STATEMENTS (continued)

FOR THE SIX MONTHS ENDED 30 JUNE 2014

(All amounts in thousands of Renminbi Yuan unless otherwise stated)

[English Translation for Reference Only]

12	Financial assets and financial liabilities in foreign currencies

	30 June 2014 (unaudited)	31 December 2013	Accumulated changes in fair value recognised in equity	Provision accrued current period	Current period changes in fair value gains and losses
Financial assets -
Cash at bank and on hand	1,052	4,068	—	—	—
Accounts receivable	116,885	49,648	—	—	—

Total	117,937	53,716	—	—	—

Financial liabilities -
Short-term borrowings	1,660,793	4,327,336	—	—	—
Accounts payable	840,712	818,779	—	—	—
Interest payable	2,069	2,305	—	—	—
Current portion of non-current liabilities	615,280	609,690	—	—	—

Total	3,118,854	5,758,110	—	—	—

13	Notes to major items of the Company’s financial statements

(1)	Accounts receivable

	30 June 2014 (unaudited)	31 December 2013
Amounts due from related parties	1,422,850	1,539,697
Amounts due from third parties	7,651	8,082
Less: provision for bad debts	(47)	(48)

	1,430,454	1,547,731

(a)	The ageing of accounts receivable is analysed as follows:

	30 June 2014 (unaudited)	31 December 2013
Within one year	1,430,432	1,547,711
Over one year but within two years	23	27
Over two years but within three years	15	6
Over three years	31	35

	1,430,501	1,547,779

Less: Provision for bad debts	(47)	(48)

	1,430,454	1,547,731

NOTES TO THE FINANCIAL STATEMENTS (continued)

FOR THE SIX MONTHS ENDED 30 JUNE 2014

(All amounts in thousands of Renminbi Yuan unless otherwise stated)

[English Translation for Reference Only]

13	Notes to major items of the Company’s financial statements (continued)

(1)	Accounts receivable (continued)

(b)	Accounts receivables are analysed by categories as follows:

	30 June 2014 (unaudited)				31 December 2013
	Gross carrying amount		Provision for bad debts		Gross carrying amount		Provision for bad debts
	Amount	Percentage (%)	Amount	Percentage (%)	Amount	Percentage (%)	Amount	Percentage (%)
Individually significant and subject to separate provision	—	—	—	—	—	—	—	—
Subject to provision by groups:
-Group1	7,651	0.53	47	0.61	8,082	0.52	48	0.59
-Group2	1,422,850	99.47	—	—	1,539,697	99.48	—	—
Individually insignificant but subject to separate provision	—	—	—	—	—	—	—	—

	1,430,501	100.00	47	—	1,547,779	100.00	48	—

Classification of accounts receivable: refer to Note2(10)(b).

(c)	Subject to provision by group 1 are as follows:

	30 June 2014 (unaudited)				31 December 2013
	Gross carrying amount		Provision for bad debts		Gross carrying amount		Provision for bad debts
	Amount	Percentage (%)	Amount	Percentage (%)	Amount	Percentage (%)	Amount	Percentage (%)
Within one year	7,582	99.10	—	—	8,014	99.16	—	—
Over one year but within two years	23	0.30	7	30.00	27	0.33	9	30.00
Over two years but within three years	15	0.20	9	60.00	6	0.08	4	60.00
Over three years	31	0.40	31	100.00	35	0.43	35	100.00

	7,651	100.00	47	—	8,082	100.00	48	—

There are no collateral over the above accounts receivable with provision for bad debts.

NOTES TO THE FINANCIAL STATEMENTS (continued)

FOR THE SIX MONTHS ENDED 30 JUNE 2014

(All amounts in thousands of Renminbi Yuan unless otherwise stated)

[English Translation for Reference Only]

13	Notes to major items of the Company’s financial statements (continued)

(1)	Accounts receivable (continued)

(d)	During current period, the Company assessed the impairment on an individual basis in accordance with the accounting policy as described in Note 2(10), and there were no provision for accounts receivable that are individually significant or insignificant but assessed for impairment individually.

(e)	During current period, the Company had no accounts receivable with fully or substantially write-off or write-back of bad debts which had been fully or substantially provided for in prior years.

(f)	There are no accounts receivable that are written off during the current period.

(g)	As at 30 June 2014, top five accounts receivable are as follows (unaudited):

	Relationship with the Company	Amount	Ageing	Percentage of total accounts receivable
Sinopec Huadong Sales Company Limited	Subsidiary of the immediate parent company	999,641	Within one year	69.88%
Shanghai Secco Petrochemical Company Limited	Associates of the Company	131,968	Within one year	9.23%
China Petroleum & Chemical Corporation	Parent company	118,209	Within one year	8.26%
Sinopec Refinery Product Sales Company Limited	Subsidiary of the immediate parent company	47,330	Within one year	3.31%
China International United Petroleum and Chemical Company Limited	Subsidiary of the immediate parent company	42,269	Within one year	2.95%

		1,339,417		93.63%

NOTES TO THE FINANCIAL STATEMENTS (continued)

FOR THE SIX MONTHS ENDED 30 JUNE 2014

(All amounts in thousands of Renminbi Yuan unless otherwise stated)

[English Translation for Reference Only]

13	Notes to major items of the Company’s financial statements (continued)

(1)	Accounts receivable (continued)

(h)	Accounts receivable from related parties are analysed as below:

	30 June 2014 (unaudited)			31 December 2013
	Amount	Percentage of total accounts receivable	Provision for bad debts	Amount	Percentage of total accounts receivable	Provision for bad debts
Sinopec Corp., its subsidiaries and joint ventures	1,252,305	87.54	—	1,293,498	83.57	—
Sinopec Group and its subsidiaries	780	0.05	—	2,074	0.13	—
Subsidiaries of the Company	15,797	1.10	—	30,083	1.94	—
Associates of the Company	131,968	9.23	—	191,432	12.37	—
Joint ventures of the Company	22,000	1.54	—	22,610	1.47	—

	1,422,850	99.46	—	1,539,697	99.48	—

Except for the balances disclosed above, as at 30 June 2014, no amount due from major shareholders who hold 5% or more of the voting rights of the Company is included in the balance of accounts receivable (unaudited)(31 December 2013: Nil).

(i)	There are no accounts receivables derecognized due to the transfer of financial assets during the current period.

(j)	As at 30 June 2014, there are no accounts receivables pledged (unaudited) (As at 31 December 2013: Nil).

(k)	As at 30 June 2014, there are no accounts receivables in foreign currencies (unaudited)(As at 31 December 2013: Nil).

(2)	Other receivables

	30 June 2014 (unaudited)	31 December 2013
Amounts due from related parties	758,317	742,807
Amounts due from third parties	14,069	18,597

	772,386	761,404

Less: provision for bad debts	(750,732)	(736,122)

	21,654	25,282

NOTES TO THE FINANCIAL STATEMENTS (continued)

FOR THE SIX MONTHS ENDED 30 JUNE 2014

(All amounts in thousands of Renminbi Yuan unless otherwise stated)

[English Translation for Reference Only]

13	Notes to major items of the Company’s financial statements (continued)

(2)	Other receivables (continued)

(a)	The ageing of other receivables is analysed as follows:

	30 June 2014 (unaudited)	31 December 2013
Within one year	52,724	56,512
Over one year but within two years	31,030	31,150
Over two years but within three years	34,310	242,382
Over three years	654,322	431,360
Less: provision for bad debts	(750,732)	(736,122)

	21,654	25,282

(b)	Other receivables by categories are analysed as follows:

	30 June 2014 (unaudited)				31 December 2013
	Gross carrying amount		Provision for bad debts		Gross carrying amount		Provision for bad debts
	Amount	Percentage (%)	Amount	Percentage (%)	Amount	Percentage (%)	Amount	Percentage (%)
Individually significant and subject to separate provision	750,542	97.17	750,542	100.00	735,912	96.65	735,912	100.00
Subject to provision by groups:
-Group1	14,069	1.82	190	1.35	18,597	2.44	210	1.13
-Group2	7,775	1.01	—	—	6,895	0.91	—	—
Individually insignificant but subject to separate provision	—	—	—	—	—	—	—	—

	772,386	100.00	750,732	—	761,404	100.00	736,122	—

Classification of other receivable: refer to Note2(10)(b).

NOTES TO THE FINANCIAL STATEMENTS (continued)

FOR THE SIX MONTHS ENDED 30 JUNE 2014

(All amounts in thousands of Renminbi Yuan unless otherwise stated)

[English Translation for Reference Only]

13	Notes to major items of the Company’s financial statements (continued)

(2)	Other receivables (continued)

(c)	Subject to provision by group 1 are as follows:

	30 June 2014 (unaudited)				31 December 2013
	Gross carrying amount		Provision for bad debts		Gross carrying amount		Provision for bad debts
	Amount	Percentage (%)	Amount	Percentage (%)	Amount	Percentage (%)	Amount	Percentage (%)
Within one year	13,879	98.65	—	—	18,387	98.87	—	—
Over one year but within two years	—	—	—	—	—	—	—	—
Over two years but within three years	—	—	—	—	—	—	—	—
Over three years	190	1.35	190	100.00	210	1.13	210	100.00

Total	14,069	100.00	190	—	18,597	100.00	210	—

(d)	As accounting policies stated in Note 2(10), the following amounts individually significant were subject to bad debt provision during current period, an accumulated bad debt provision for other receivables from the Company’s consolidated subsidiary Jinyong was RMB 750,542 thousands (unaudited)(31 December 2013: RMB 735,912 thousands). Jinyong stopped production periodically till now since August 2008. The additions in this period included labor cost, tax expenses and other fixed expenditures, which were paid by the Company on behalf of Jinyong. The Company provided a full bad debt provision based on the assessment on the possibility of recovery of other receivables. No provision was recognised for other receivables which were not individually significant but subject to bad debt provision.

(e)	During current period, the Company had no other receivable with fully or substantially write-off or write-back of bad debts which had been fully or substantially provided for in prior years.

NOTES TO THE FINANCIAL STATEMENTS (continued)

FOR THE SIX MONTHS ENDED 30 JUNE 2014

(All amounts in thousands of Renminbi Yuan unless otherwise stated)

[English Translation for Reference Only]

13	Notes to major items of the Company’s financial statements (continued)

(2)	Other receivables (continued)

(f)	As at 30 June 2014, the top five other receivables are as follows (unaudited):

	Relationship with the Company	Amount	Ageing	Percentage of total other receivables
Zhejiang Jin Yong Acrylic Fibre Company Limited	Subsidiary of the Company	750,542	Partially over 3 years	97.17%
Shanghai Jinshan petrochemical logistics Company Limited	Third party	3,931	Within 1 year	0.51%
China petroleum and chemical Company Limited pipleline storage and transport branch	Subsidiary of the immediate parent company	3,914	Within 1 year	0.51%
BOC-SPC Gases Company Limited	Joint ventures of the Company	2,042	Within 1 year	0.26%
Shanghai Railway Station HangZhou Depot (North)	Third party	1,850	Within 1 year	0.24%

		762,279		98.69%

(g)	Other receivable from related parties are analysed as below:

	30 June 2014 (unaudited)			31 December 2013
	Amount	Percentage of total other receivables(%)	Provision for bad debts	Amount	Percentage of total other receivables(%)	Provision for bad debts
Sinopec Corp., its subsidiaries and joint ventures	5,334	0.69	—	4,477	0.59	—
Subsidiaries of the Company	750,542	97.17	750,542	735,912	96.65	735,912
Associates of the Company	399	0.05	—	289	0.04	—
Joint ventures of the Company	2,042	0.26	—	2,129	0.28	—

	758,317	98.17	750,542	742,807	97.56	735,912

Except for the balances disclosed above, as at 30 June 2014, no amount due from major shareholders who hold 5% or more of the voting rights of the Company is included in the balance of other receivables (unaudited) (31 December 2013: Nil).

NOTES TO THE FINANCIAL STATEMENTS (continued)

FOR THE SIX MONTHS ENDED 30 JUNE 2014

(All amounts in thousands of Renminbi Yuan unless otherwise stated)

[English Translation for Reference Only]

13	Notes to major items of the Company’s financial statements (continued)

(3)	Long-term equity investment

	30 June 2014 (unaudited)	31 December 2013
Subsidiaries (a)	1,582,788	1,582,788
Joint ventures (b)	112,113	148,040
Associates (b)	2,628,766	2,713,736

	4,323,667	4,444,564

Less: Provision for impairment of long-term equity investments	(227,500)	(227,500)

	4,096,167	4,217,064

There are no significant restrictions on the realization of long-term equity investments to the Company.

For the six months ended 30 June 2014, the Company has made full provision for the long-term equity investments in its subsidiary Jinyong amounted to RMB 227,500 thousands (unaudited) (31 December 2013: RMB 227,500 thousands). Jinyong stopped production periodically till now since August 2008. The Company has made full provision for the investment cost based on the estimate of recoverable amount of the long-term equity investments in this subsidiary.

NOTES TO THE FINANCIAL STATEMENTS (continued)

FOR THE SIX MONTHS ENDED 30 JUNE 2014

(All amounts in thousands of Renminbi Yuan unless otherwise stated)

[English Translation for Reference Only]

13	Notes to major items of the Company’s financial statements (continued)

(3)	Long-term equity investment (continued)

(a)	Subsidiaries

	Accounting method	lnvestment cost	31 December 2013	Additional/ negative investment	30 June 2014 (unaudited)	Share holding	Voting rights	Explanation for the difference between share holding and voting rights	Impairment provision	Impairment provided in current period	Cash dividends declared in current period
Shanghai Petrochemical Investment Development Company Limited	Cost method	1,338,456	1,338,456	—	1,338,456	100.00%	100.00%	No difference	—	—	—
Zhejiang Jin Yong Acrylic Fibre Company Limited	Cost method	227,500	227,500	—	227,500	75.00%	75.00%	No difference	(227,500)	—	—
China Jinshan Associated Trading Corporation	Cost method	16,832	16,832	—	16,832	67.33%	67.33%	No difference	—	—	12,000

			1,582,788	—	1,582,788				(227,500)	—	12,000

(b)	Joint ventures and associates

The information relating to the material joint ventures and associates of the Company is disclosed in Note 5(9), Note 5(10).

NOTES TO THE FINANCIAL STATEMENTS (continued)

FOR THE SIX MONTHS ENDED 30 JUNE 2014

(All amounts in thousands of Renminbi Yuan unless otherwise stated)

[English Translation for Reference Only]

13	Notes to major items of the Company’s financial statements (continued)

(4)	Fixed assets

	Buildings	Plant and machinery	Vehicles and other equipment	Total
Cost
31 December 2013	3,148,597	38,495,358	1,703,008	43,346,963
Reclassification in current period	510	(1,872)	1,362	—
Other increase in current period	—	38,146	7,623	45,769
Transfer from construction in progress	360	59,387	1,255	61,002
Decrease in current period	(196)	(76,106)	(16,602)	(92,904)
30 June 2014 (unaudited)	3,149,271	38,514,913	1,696,646	43,360,830

Accumulated depreciation
31 December 2013	1,771,006	23,345,674	1,341,200	26,457,880
Reclassification in current period	21	3,123	(3,144)	—
Current period charges	45,286	892,218	30,242	967,746
Decrease in current period	(119)	(63,233)	(16,123)	(79,475)
30 June 2014 (unaudited)	1,816,194	24,177,782	1,352,175	27,346,151

Provision for impairment
31 December 2013	50,785	491,296	6,263	548,344
Reclassification in current period	—	—	—	—
Current period charges	—	—	—	—
Decrease in current period	—	(56)	—	(56)
30 June 2014 (unaudited)	50,785	491,240	6,263	548,288

Carrying amount
30 June 2014 (unaudited)	1,282,292	13,845,891	338,208	15,466,391
31 December 2013	1,326,806	14,658,388	355,545	16,340,739

At 30 June 2014, the Company had no pledged fixed assets (unaudited) (31 December 2013: Nil).

For the six months ended 30 June 2014, the depreciation expenses amounted to RMB 967,746 thousands (unaudited) (For the six months ended 30 June 2013: RMB 1,025,608 thousands). The amount of depreciation expense charged to cost of sales, selling and distribution expenses, general and administrative expenses were RMB 921,000 thousands (unaudited), RMB 20 thousands (unaudited) and RMB 46,726 thousands (unaudited), respectively (For the six months ended 30 June 2013: RMB 993,485 thousands, RMB 35 thousands and RMB 32,088 thousands, respectively).

For the six months ended 30 June 2014, the fixed assets with a carrying amount of RMB 61,002 thousands (unaudited) (For the six months ended 30 June 2013: RMB 350,624 thousands) was transferred from construction in progress.

NOTES TO THE FINANCIAL STATEMENTS (continued)

FOR THE SIX MONTHS ENDED 30 JUNE 2014

(All amounts in thousands of Renminbi Yuan unless otherwise stated)

[English Translation for Reference Only]

13	Notes to major items of the Company’s financial statements (continued)

(5)	Construction in progress

	30 June 2014 (unaudited)			31 December 2013
	Original cost	Provision for impairment	Carrying amount	Original cost	Provision for impairment	Carrying amount
Construction in progress	531,219	—	531,219	456,823	—	456,823

(6)	Revenue and cost of sales

	Six months ended 30 June
	2014 (unaudited)	2013
	Revenue	Revenue
Main operations	43,386,888	50,154,247
Other operations	293,787	214,880

	43,680,675	50,369,127

	Six months ended 30 June
	2014 (unaudited)	2013
	Cost of Sales	Cost of Sales
Main operations	37,261,224	43,242,438
Other operations	209,055	143,184

	37,470,279	43,385,622

(a)	Main operations revenue and cost of sales

The Company mainly operates in petrochemical industry.

(b)	Revenue from sales to top five customers is set out as follows:

For the six months ended 30 June 2014, top five of the revenue of the Company amounted to RMB 29,876, 553 thousands (unaudited) (For the six months ended 30 June 2013: RMB 33,518,579 thousands), which accounted for 68.40% (unaudited) of the Company total revenue (For the six months ended 30 June 2013: 66.55%), details are set out as follows:

	Revenue	Percentage of total revenue (%)
Sinopec Huadong Sales Company Limited	26,353,139	60.33%
Jiaxing Petrochemical Company Limited	1,245,904	2.85%
Sinopec Refinery Product Sales Company Limited	896,572	2.05%
China Petroleum & Chemical Corporation	746,839	1.71%
Shanghai Secco Petrochemical Company Limited	634,099	1.45%

	29,876,553	68.39%

NOTES TO THE FINANCIAL STATEMENTS (continued)

FOR THE SIX MONTHS ENDED 30 JUNE 2014

(All amounts in thousands of Renminbi Yuan unless otherwise stated)

[English Translation for Reference Only]

13	Notes to major items of the Company’s financial statements (continued)

(7)	Investment (loss)/income

	Six months ended 30 June
	2014 (unaudited)	2013
Investment accounted for using the equity method (a)	(74,710)	(2,638)
Investment accounted for using the cost method (b)	8,079	8,079

	(66,631)	5,441

There are no severe restrictions on the investee’s ability to transfer investment income to the Company.

(a)	(Loss)/Income from long-term equity investments accounted for using the equity method is as follow:

	Six months ended 30 June
	2014 (unaudited)	2013
Shanghai Secco Petrochemical Company Limited	(121,292)	(27,756)
Shanghai Chemical Industrial Park Development Company Limited	36,259	15,087
BOC-SPC Gases Company Limited	10,323	10,031

	(74,710)	(2,638)

(b)	Income from long-term equity investments accounted for using the cost method is as follow:

	Six months ended 30 June
	2014 (unaudited)	2013
China Jinshan Associated Trading Corporation	8,079	8,079

NOTES TO THE FINANCIAL STATEMENTS (continued)

FOR THE SIX MONTHS ENDED 30 JUNE 2014

(All amounts in thousands of Renminbi Yuan unless otherwise stated)

[English Translation for Reference Only]

13	Notes to major items of the Company’s financial statements (continued)

(8)	Supplementary information on cash flow statements

(a)	Reconciliation from net (loss)/profit to cash flow from operating activities

		Six months ended 30 June
		2014 (unaudited)	2013
Net (loss)/profit		(153,011)	455,302
Add:	Provisions for assets impairment	38,313	38,766
	Depreciation of investment properties	6,622	6,622
	Depreciation of fixed assets	967,746	1,025,608
	Amortisation of intangible assets	6,156	6,517
	Amortization of long-term deferred expense	142,919	207,595
	Loss on disposal of fixed assets	8,137	19,500
	Financial expenses /(income) - net	253,687	(134,731)
	Investment (loss)/income	66,631	(5,441)
	(Increase)/decrease in deferred tax assets	(14,258)	159,574
	Decrease in inventories	1,268,121	300,856
	Decrease in operating receivables	932,285	91,061
	(Decrease)/Increase in operating payables	(3,073,580)	1,184,729
	Increase in specific reserve	26,656	24,404

Net cash inflow generated from operating activities		476,424	3,380,362

(b)	Net increase in cash and cash equivalents

	Six months ended 30 June
	2014 (unaudited)	2013
Cash and cash equivalents balance at the end of the period
Less: cash and cash equivalents balance at the beginning of the period	268,412	222,128
Net increase in cash and cash equivalents	78,448	119,148

	189,964	102,980

SUPPLEMENTARY INFORMATION TO THE FINANCIAL STATEMENTS

FOR THE SIX MONTHS PERIOD ENDED 30 JUNE 2014

(All amounts in thousands of Renminbi Yuan unless otherwise stated)

[English Translation for Reference Only]

1	Non-recurring items

	Six months ended 30 June
	2014 (unaudited)	2013
Losses on disposal of non-current assets	(8,205)	(19,508)
Government grants recognised through profit or loss	11,873	6,294
Employee reduction expenses	(2,825)	(2,156)
Income from external entrusted loans	1,150	1,045
Other non-operating expenses/income other than those mentioned above	(8,559)	(19,103)
Tax effect for the above items	(1,629)	8,357
Effect on minority interests after tax	403	(587)

	(7,792)	(25,658)

Basis of preparation for extraordinary profit and loss

Pursuant to Announcement [2008] Explanatory Announcement No.1 on Information Disclosure for Companies Offering Their Securities to the Public issued by China Securities regulatory commission (CSRC), extraordinary profit and loss arises in various trading and issues that have no direct relation with the normal operations of a company, or that are related with normal operations but affect the users of the statement to make reasonable judgment of the Company’s operation performance and profitability due to the special and occasional nature of such trading and issues.

2	Reconciliation between financial statements prepared under CAS and IFRS

The Company is listed on the Stock Exchange of Hong Kong. The Group prepared financial statements under International Financial Reporting Standards (“IFRS”) which is audited by PricewaterhouseCoopers. There are reconciliation items in the consolidated financial report prepared under CAS and IFRS, the reconciliation items and the amount are listed as follows:

	Net (loss)/profit (Consolidated)		Net assets (Consolidated)
	Six months ended 30 June		30 June 2014 (unaudited)	31 December 2013
	2014 (unaudited)	2013
Under CAS	(164,911)	438,020	17,153,629	17,831,617
Adjustments under IFRS-
Government grants(a)	14,387	15,348	(84,736)	(99,123)
Safety production costs(b)	26,923	25,945	—	—
Effects of the above adjustments on deferred tax	—	(6,101)	—	—
Under IFRS	(123,601)	473,212	17,068,893	17,732,494

SUPPLEMENTARY INFORMATION TO THE FINANCIAL STATEMENTS (continued)

FOR THE SIX MONTHS PERIOD ENDED 30 JUNE 2014

(All amounts in thousands of Renminbi Yuan unless otherwise stated)

[English Translation for Reference Only]

2	Reconciliation between financial statements prepared under CAS and IFRS (continued)

Notes:

(a)	Government grants

Under CAS, government subsidies defined as capital contributions according to the relevant government requirements are not considered a government grant, but instead should be recorded as an increase in capital reserves.

Under IFRS, such grants are offset against the cost of asset to which the grants are related. Upon transfer to property, plant and equipment, the grant is recognised as income over the useful life of the property, plant and equipment by way of a reduced depreciation charge.

(b)	Safety production costs

Under CAS, safety production costs should be recognised in profit or loss with a corresponding increase in reserve according to PRC regulations. Such reserve is reduced for expenses incurred for safety production purposes or, when safety production related fixed assets are purchased, is reduced by the purchased cost with a corresponding increase in the accumulated depreciation. Such fixed assets are not depreciated thereafter. Under IFRS, expenses are recognised in profit or loss when incurred, and property, plant and equipment are depreciated with applicable methods.

3	Return on net assets and earnings per share

	Weighted average return on net assets (%)		(Loss)/Earnings per share
			Basic (RMB)		Diluted(RMB)
	Six months ended 30 June		Six months ended 30 June
	2014 (unaudited)	2013	2014 (unaudited)	2013 (restate)	2014 (unaudited)	2013 (restate)
Net (loss)/profit attributable to shareholders of the Company	(0.943)	2.667	(0.015)	0.041	(0.015)	0.041
Net (loss)/profit attributable to shareholders of the Company excluding non-recurring items	(0.898)	2.823	(0.015)	0.043	(0.015)	0.043

Written Confirmation Issued by Directors, Supervisors and Senior Management

Pursuant to the relevant requirements of Article 68 of the Securities Law and Standards No.3 Concerning the Contents and Formats of Information Disclosure by Companies Offering Securities to the Public - Contents and Formats of Semi-Annual Reports (Revised in 2014), we, being Directors, Supervisors and the Senior Management of the Company, having carefully studied and reviewed the Company’s 2014 Interim report, are in the opinion that: the Company was in strict compliance with the standardised operation of financial system operation of joint stock companies and the 2014 Interim report gave a true and fair view of the financial position and operating results of the Company. We warrant that the information contained in the 2014 Interim report is true, accurate and complete, and that there are no false or misleading statements contained in or material omissions from this report. We jointly and severally accept full responsibility for the authenticity, accuracy and completeness of the information contained in this report.

Signature:

Directors:

/s/ Wang Zhiqing	/s/ Wu Haijun	/s/ Gao Jinping	/s/ Ye Guohua
Wang Zhiqing	Wu Haijun	Gao Jinping	Ye Guohua

/s/ Jin Qiang	/s/ Guo Xiaojun	/s/ Lei Dianwu	/s/ Mo Zhenglin
Jin Qiang	Guo Xiaojun	Lei Dianwu	Mo Zhenglin

/s/ Shen Liqiang	/s/ Jin Mingda	/s/ Cai Tingji	/s/ Zhang Yiming
Shen Liqiang	Jin Mingda	Cai Tingji	Zhang Yiming

Supervisors:

/s/ Zhang Jianbo	/s/ Zuo Qiang	/s/ Li Xiaoxia	/s/ Zhai Yalin
Zhang Jianbo	Zuo Qiang	Li Xiaoxia	Zhai Yalin

/s/ Wang Liqun	/s/ Chen Xinyuan
Wang Liqun	Chen Xinyuan

Senior Management:

/s/ Tang Weizhong
Tang Weizhong

Corporate Information

(1)	Company Information

Legal Chinese Name of the Company:
Abbreviation for Legal Chinese Name of the Company:
Legal English Name of the Company:	Sinopec Shanghai Petrochemical Company Limited
Abbreviation for Legal English Name of the Company:	SPC
Legal Representative of the Company:	Wang Zhiqing

(2)	Contact Persons and Contact Methods

Company Secretary		Securities Affairs Representative
Name:	Tang Weizhong	Wu Yuhong
Address:	48 Jinyi Road, Jinshan District,	48 Jinyi Road, Jinshan District,
	Shanghai, PRC	Shanghai, PRC
Postal Code:	200540	200540
Tel:	8621-57943143	8621-57933728
Fax:	8621-57940050	8621-57940050
E-mail:	tom@spc.com.cn	wuyh@spc.com.cn

(3)	Basic Information

Registered address:	48 Jinyi Road, Jinshan District, Shanghai, PRC
Postal Code:	200540
Business address:	48 Jinyi Road, Jinshan District, Shanghai, PRC
Postal Code:	200540
Website of the Company:	www.spc.com.cn
E-mail address:	spc@spc.com.cn

(4)	Information Disclosure and Place for Access to Information

Newspapers designated for publication of announcements of the Company:	“Shanghai Securities News”, “China Securities Journal” and “Securities Times”

Websites for the publication of the Company’s interim report:	www.sse.com.cn, www.hkexnews.com.hk and www.spc.com.cn

Place for access to the Company’s interim report:	Board Secretariat Office, 48 Jinyi Road, Jinshan District, Shanghai, PRC

(5)	Shares Profile of the Company

Share Type	Place of listing of the shares	Stock abbreviation	Stock Code
A Shares	Shanghai Stock Exchange		600688
H Shares	Hong Kong Stock Exchange	SHANGHAI PECHEM	00338
ADR	New York Stock Exchange	SHI	—

Corporate Information (continued)

(6)	Other Information

Date of the Company’s initial registration:	29 June 1993
Initial registered address of the Company:	Jinshan Wei, Shanghai, PRC
First time:
Date of change of the Company’s registration:	12 October 2000
Change of the registered address of the Company:	48 Jinyi Road, Jinshan District, Shanghai, PRC
SAIC registration number of the Company:	310000000021453
Tax registration number of the Company:	310228132212291
Company and Organization Code:	13221229-1

Auditor engaged by the Company (domestic):	Name:	PricewaterhouseCoopers Zhong Tian LLP
Address:	Address:	11/F., PricewaterhouseCoopers Center,
2 Corporate Avenue, 202 Hu Bin Road,
Huangpu District, Shanghai 200021, PRC
Auditor engaged by the Company (international):	Name:	PricewaterhouseCoopers
Address:	Address:	22/F Prince’s Building, 10 Chater Road,
Central, Hong Kong

Legal advisors:

PRC Law:	Haiwen & Partners
20th Floor, Fortune & Finance Center
5 Dong San Huan Central Road
Chaoyang District, Beijing, PRC
Postal Code:100020

Hong Kong Law:	Freshfields Bruckhaus Deringer
11th Floor, Two Exchange Square
Central, Hong Kong

United States Law:	Morrison & Foerster
425 Market Street
San Francisco, California 94105-2482
U.S.A

Principal Bankers:

China Construction Bank, Shanghai Branch

900 Lujiazui Ring Road, Pudong New Area, Shanghai, PRC

Postal Code: 200120

Industrial & Commercial Bank of China, Shanghai Branch

No.9 Pudong Avenue, Pudong New Area, Shanghai, PRC

Postal Code: 200120

Registrars:

Hong Kong Registrars Limited

17 Floor, Hopewell Centre, 183 Queen’s Road East, Wanchai, Hong Kong

Depositary:

The Bank of New York Mellon

Shareowner Services

P.O. Box 358516

Pittsburgh, PA 15252-8516

Toll Free Number for Domestic Calls: 1-888-BNY-ADRS

Number for International Calls: 201-680-6825

Email: shareowners@bankofny.com

Website: www.stockbny.com